Exhibit 99.2

PROOF v13—April 19, 2023 CANADA MORTGAGE AND HOUSING CORPORATION 2022 Annual Report

Table Contents of    Message From the Chair.....4 Message From the President & CEO ...............................................................................6 2022 Highlights ....................................................................................................................8 Management Discussion and Analysis.......................................................................... 10 Our Strategy and Culture .............................................................................................. 11 Indigenous Relations........................................................................................................ 16 Anti-Racism and Equity .................................................................................................. 20 Our People ........................................................................................................................ 22 Business and Financial Highlights.................................................................................. 24 Assisted Housing .............................................................................................................. 31 National Housing Strategy Update .............................................................................. 34 Mortgage Insurance ......................................................................................................... 41 Mortgage Funding............................................................................................................. 45 Housing Policy and Research ......................................................................................... 48 Housing Innovation .......................................................................................................... 51 Risk Management ............................................................................................................. 54 Climate Change ................................................................................................................ 56 Looking Ahead to 2023................................................................................................... 61 Consolidated Financial Statements .............................................................................. 65 Task Force on Climate-Related Financial Disclosures ...........................................152 Corporate Governance ................................................................................................161 Glossary............................................................................................................................169 Historical Information...................................................................................................172 2022 Annual Report 3

Message the Chair From We look back on 2022, a year in which housing affordability was one of the biggest topics of national discussion. Almost all Canadians are affected by this issue. It has impact in our lives and in our communities. Canada Mortgage and Housing Corporation (CMHC) and its Board of Directors share this deep concern, and we also see it as a source of strength. With all of Canada converging around the need for a better, fairer housing system, there is nationwide support for improving affordability. Affordability was a central pillar of the federal government’s 2022 budget. The Board and I, as stewards of federal investments in CMHC, are committed to ensuring every dollar invested has an impact for all those who call Canada home. I have had the chance to consult with many who work in housing, both in Canada and abroad, to share ideas and best practices. Doing so has been a pleasant reminder that we have made great progress in this country. The stability of Canada’s housing system has helped us weather some difficult economic times, and I have been told that other countries look to us as a model. This is something CMHC, and all of Canada, can be proud of. Our efforts to build stability and to boost affordability have also yielded lessons that can inspire greater progress in the future.

The most important lesson we have learned is the need for partnership. Housing affordability is a complex problem that requires close collaboration among all orders of government, and with the private and non-profit sectors. The Housing Supply Summit held in February 2022 is a great example of this in action—people across the sector came together to share ideas, coordinate activities, and take steps towards building a better housing system. In 2022, we’ve seen this collaborative approach transform itself into walls and roofs—into real impacts on the lives of people in Canada. Jim and Tara and their three children in Welland, Ontario, are homeowners now, with support from CMHC’s partnership with Habitat for Humanity. More than 230 individuals and families in Vancouver’s Chinatown and Downtown Eastside will have homes in a new 10-storey building that supports the community’s most vulnerable citizens. This project was funded through our National Housing Co-investment Fund, in collaboration with the Vancouver Chinatown Foundation. In B.C., Krystal, who experienced poverty as a child, is now helping to build an understanding of Indigenous child poverty as part of the Skookum Surrey project—a project supported by CMHC’s Solutions Lab program that also earned our Housing Research Excellence award. It has been my pleasure, and the Board’s pleasure, to be part of these collaborative efforts. We thank all of CMHC’s partners, in the housing sector and beyond, for the role they play in building a better housing system. I wish to thank the staff at CMHC for their continued creativity and dedication in carrying out CMHC’s business activities—assisted housing, mortgage insurance and mortgage funding—and continuing to produce cutting-edge research that advances Canada’s housing system. Let me also recognize and thank Romy and the management team for their leadership in these complex and difficult times. It was a great pleasure for the Board in 2022 to watch them work together with resolve and an innovative mindset to address the housing challenges we face today, and the ones we’ll face tomorrow. We look forward to continuing to build together. Derek Ballantyne Chair, CMHC Board of Directors

Message the President From                & CEO Our mission at Canada Mortgage Housing Corporation is simple: We exist to help Canadians meet their housing needs. But achieving that mission is complex – and has never felt more urgent. As I write this message, Canadians are still feeling the effects of the COVID-19 pandemic. And while Canadians were struggling to afford housing before the pandemic, it has only been made worse in recent years. Far too many people are experiencing or at risk of homelessness. Tenants are paying more in rent. Homebuyers are seeing lower house prices being countered by higher interest rates. For young people, the dream of homeownership is increasingly elusive. Current inflationary pressures will pass, but Canada’s low housing supply will continue to threaten affordability. Housing affordability is a major challenge of our times – and meeting it calls for strong, focused action from Canada’s national housing agency. That’s why we’re mobilizing all our resources where we could have the most impact for Canadians – now and in the future. Delivering on the federal government’s budget commitments to Canadians was key in having that impact. • We relaunched and expanded programs that create more affordable housing. For example, we rolled out the third round of the highly successful Rapid Housing Initiative (RHI). Municipalities, non-profit housing providers and other partners have embraced this program, and we’re on track to build more than 14,500 permanent affordable homes for those experiencing or at risk of homelessness. • We designed the new Housing Accelerator Fund, in consultation with government and industry partners. This fund will help municipalities address barriers that prevent or slow down housing projects in the development phase. This means more homes will get built more quickly. • We supported the federal government in deploying legislation that was made to address some specific, pressing issues. The one-time federal top-up of the Canada Housing Benefit is providing $500 to low-income renters struggling to pay their rent. The Prohibition on the Purchase of Residential Properties by Non-Canadians Act, which came into force on 1 January 2023, will make housing more accessible to Canadians. Leveraging our commercial offerings to make a greater impact was also key. • Our mortgage loan insurance (MLI) products are integral to a healthy, stable housing finance system. We launched a new product, MLI Select, that’s already incentivizing more affordable, accessible and climate-compatible rental housing. 2022 Annual Report 6

Finally, we prioritized work that will help us to better serve Canadians in the future. • We’re deepening our research on vulnerabilities in the housing system so that we can better anticipate them and help policymakers act. Our major Housing Supply Report series, for example, is giving a clearer picture of the extent of Canada’s housing supply gap and insights on how to fix it. • We’re also working to ensure that housing advances other issues that matter to Canadians, such as climate change, equity, and reconciliation with Indigenous Peoples. One example of this is our participation in the Canadian Council for Aboriginal Business’s Progressive Aboriginal Relations (PAR) program this year. This provides accountability and third-party validation of our reconciliation efforts. The many accomplishments you’ll read about in this report were made possible by the dedication and expertise of CMHC’s employees – a courageous community building impactful solutions together. I also recognize the strong leadership of our Board of Directors, notably our Chair, Derek Ballantyne. I’m extremely proud of CMHC as we continue to advance our common goals during these difficult times. But it’s clear that no one organization can solve our country’s housing affordability challenges. Everyone has an interest in a fair, affordable housing system – and everyone has a role to play. That’s why, throughout 2022, I drew on CMHC’s unique position, with extensive networks in both government and industry, to lead this conversation. Together we’re joining forces to promote big, bold changes in the way Canada builds, operates, and finances housing. Canadians can count on CMHC to keep building this momentum. Romy Bowers President and Chief Executive Officer

2022 Highlights More than    64,266 housing units were purchased across Canada with the help of our homeowner insurance products in 2022 (over 16% insured in rural areas). Of the 178,172-plus rental units insured in 2022, over 49,965 were approved for MLI Select, which advances affordability and climate compatibility. $12.6 billion    of Affordability-Linked NHA MBS were issued by Approved Issuers in 2022. Over 98% of CMHC’s employees completed “The Path – Your Journey through Indigenous Canada” training.

The NHS provides assistance 254,935 to    households    in need through affordable and community housing. Canada’s supply of purpose-built rental housing is supported by the Rental Construction Financing initiative (RCFi). Since the program launched in 2017, 39,682 new units have been committed, including 27,750 below market. Through its first two rounds of funding, the Rapid Housing Initiative (RHI) has supported the creation of 10,249 affordable units, including 4,246 units for Indigenous Peoples across the country. A third round was announced in November 2022. Indigenous representation    in our organization increased to 3.3% of the total workforce in 2022.

Management Discussion    and Analysis The following management discussion and analysis of the financial condition and results of operations was prepared for the year ended 31 December 2022 and approved by the Board of Directors on 23 March 2023. This section should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this report has been prepared in accordance with International Financial Reporting Standards (IFRS) and all amounts are expressed in Canadian dollars. Forward-looking statements Our annual report contains forward-looking statements that include, but are not limited to: • the statements with respect to our outlook for the regulatory environment in which we operate • the outlook and priorities for each activity • the risk environment By their nature, forward-looking statements require us to make assumptions. They are subject to inherent risks and uncertainties that may cause actual results to differ materially from expectations expressed in the forward-looking statements. Non-IFRS measures We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS and are not defined by IFRS, and do not have standardized meanings that would ensure consistency and comparability with other institutions. These non-IFRS measures are presented to supplement the information disclosed. They may be useful in analyzing performance and understanding the measures used by management in its financial and operational decision making. Where non-IFRS measures are used throughout the annual report, a definition of the term will be disclosed in the glossary for non-IFRS financial measures.

and Our Culture Strategy Our Aspiration By 2030, everyone in Canada has a home that they can afford and that meets their needs. For CMHC, this serves as a guiding star for our efforts. It is indeed aspirational, especially in recent years as housing affordability continues to worsen. We consider it in everything we do and work diligently towards it. Having such an elevated aspiration inspires and motivates us to make a difference for people in Canada.

Our Strategy Our strategy is about mobilizing our resources where we can make the most impact to improve housing supply and affordability in Canada and support a healthy and sustainable housing system into the future. We are outcome and results driven, and we know we can’t do it alone. We must work together with others and take an “all of Canada” approach, anchored in new and non-traditional partnerships. Our Outcomes Our strategy is centered on three outcomes that define the changes needed across the housing system to progress towards our aspiration: People in core housing need have equitable and reliable access to housing that is secure and affordable. Canada has the number of homes and mix of housing options to serve our diverse needs. Canada’s housing system supports sustainability and stability. We seek opportunities to support the creation of housing that meets the core needs of people across the country addressing supply gaps and building a sustainable housing system. Strategic Results Our strategy identifies seven strategic results that make it possible to reach these outcomes. These results reflect the aspects of the housing system that we are well positioned to influence and where we can deliver our greatest impact. We set performance targets to drive our actions and continuously monitor our performance to inform our decision-making and drive progress towards our outcomes.

Progress Towards Our Aspiration

Outcome: People in core housing need have equitable and reliable access to housing that is secure and affordable

Our role as Canada's housing agency leads us to seek opportunities to support households in core housing need (that is, living in dwellings considered unsuitable, inadequate or unaffordable), with the tools we have, focusing on opportunities to remove barriers to access.

The challenges that prevent many people living in Canada from finding secure and affordable housing are deep rooted, ranging from systemic racism and discrimination to difficulties navigating complex housing systems and programs that are not tailored to meet their specific needs. Our work focuses on doing our part through government investments, to have the greatest possible impact on those who need it most.

We value our partners across the country, who offer important on-the-ground experience, knowledge of best practices and the networks needed to create foundational change and meaningful inclusion of lived experience in our work.

In 2022, our programs funded 115,378 units, affordable to those in core housing need. This result fell just 14,622 units short of our 2022 target, set in 2021, based on pre-inflationary economic indicators. While recent challenges of supply-chain disruption, increased construction costs and higher interest rates had a bearing on our results, our focus on partnerships and innovation helped offset these challenging conditions. We secured $279 million in incremental affordable housing funding through partnerships with private entities, leading to more units for households in need.

The results we seek:

1. Needs of households in core housing need are met through public policy measures.
2. Systemic racism, inequities and other barriers to access are removed.

Performance Measures	2022 Actual	2022 Target
# of units new, repaired and assisted, affordable to those in CHN*	115,378 units	130,000 units
Incremental affordable housing funding**	$279 million	$100 million

* Includes commitments to all new and existing units facilitated through CMHC's activities, including NHS, Mortgage Loan Insurance, Legacy programs as well as Partnerships (units facilitated through the Incremental Affordable Housing Funding) and Innovation.

** Funding secured through partnerships with private entities and that is committed to supporting or creating units affordable to people in core housing need.

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Outcome: Canada has the number of homes and mix of housing options to serve diverse needs Sufficient supply and a balance between the number and types of home available are needed to meet the diverse and changing needs of people living in Canada. This is key to creating and maintaining affordability. In partnership with housing system participants, we are deepening our understanding of housing needs and other market dynamics, with a focus on the needs and supply required for those facing housing challenges. While addressing Canada’s housing shortfall will take the combined efforts of all housing system participants, we set annual targets for the total number of units supported by our programs and activities. In 2022, our programs assisted 350,216 units throughout Canada. While significant, this result was 29,784 units below what we had hoped to achieve. Key factors influencing our results included increased construction costs and interest rates in 2022, which dampened program activity. Of the total number of rental units assisted this year, 59% or approximately 154,980 units were located in markets in greatest need of rental supply. We continue to work to understand and remove barriers to supply in high-need rental markets. The results we seek: 3. Current and future housing needs and supply gaps are understood by system participants. 4. Barriers to access, building or renovating housing are removed. Performance Measures 2022 Actual 2022 Target # of units, new, repaired and assisted by CMHC programs* 350,216 units 380,000 units % of units supported located in markets with greatest need    ** 59% 65% of new and/or improved supply *Includes commitments to all new and existing units facilitated through CMHC’s activities, including NHS, Mortgage Loan Insurance, Legacy programs, as well as Partnerships (units facilitated through the Incremental Affordable Housing Funding) and Innovation. **This measure captures approved rental units in markets identified as being in high rental need based on their vacancy rates and affordability levels, as well as units in Northern and on-reserve communities.

Outcome: Canada’s housing system supports sustainability and stability A well-functioning housing system promotes equity, stability, long-term affordability and sustainability. We continue to deepen our understanding of housing system vulnerabilities to design and deliver policies, products and programs that help temper them. Maintaining an appropriate and diverse presence in the market through our mortgage loan insurance and securitization activities also ensures that we remain agile and able to respond to quickly changing conditions. We need to do our part to build a sustainable housing system that advances climate compatibility, improves housing outcomes for Indigenous Peoples and others facing systemic barriers in housing and addresses current and future systemic vulnerabilities. To drive towards a net zero and resilient housing sector by 2050, the ratio of dwelling units that are adapted to the impacts of climate change and are designed to reduce greenhouse gas emissions must incrementally increase year over year. In 2022, we integrated climate compatibility incentives into more of our products which drove an increase in our ratio of units funded that were climate compatible to 20%. The results we seek: 5. Current and future financial, environmental and social vulnerabilities, including racism and discrimination, to the housing system are understood and tempered. 6. The housing system advances climate compatibility. 7. Housing is in the spirit of Reconciliation.1 Performance Measures 2022 Actual 2022 Target Ratio of climate compatible dwelling units/total of dwelling units    20% 20% (including retrofits) supported by CMHC Our Culture If strategy is ‘what we do’, culture is ‘how we do it’. When combined with strategy, culture accelerates execution and creates strategic advantage. The success of our strategy will depend on a collective effort from our entire workforce. COURAGE COMMUNITY IMPACT In 2022, we officially launched our newly revised and streamlined corporate values that articulate what we value, and how we want to think and act – Courage, Community and Impact. Our approach to culture will give us the courage to do what is right – ask tough questions, try new things, and stand up for those who face housing challenges. As a community (inside and outside CMHC), we champion diversity and equity in our housing system and trust in one another. We are committed to building impactful solutions by focusing on the outcomes that matter the most to deliver results that make a difference to people living in Canada. While culture is a shared accountability for all employees, our People Leaders have enormous influence to set the organizational context for their teams by establishing targeted results, coaching and evaluating performance, and making decisions and fostering an inclusive and collaborative environment. We successfully implemented an internal coaching program, based on Credentials and Standards set by the International Coaching Federation (ICF), that is comprised of employees who have been trained as coaches and who can support employees in their growth. Our 29 internal coaches have diverse backgrounds and experiences and were selected through an expression of interest. They have gone through a rigorous training program (72 hours), mentor coaching, supervision and are now working on obtaining enough coaching hours (100) to obtain their ICF certification. Five of our coaches have already achieved this important milestone and many others are not far behind. 1 Performance measures are being developed in 2023 to assess progress against this strategic result.

Indigenous Relations    Improving the quality and affordability of housing for First Nations, Inuit and Métis Peoples is a key objective for Canada, as noted in the Report of the Truth and Reconciliation Commission. It is also crucial to achieving CMHC’s aspiration. Indigenous Peoples experience a greater housing need than other Canadians, due to housing availability, barriers, and conditions. We cannot close the housing gap or meet the housing needs of Indigenous Peoples without adopting reconciliation principles in all of CMHC’s housing programs and policies. The Truth and Reconciliation Commission’s final report calls on the Canadian government and organizations to provide education to their employees on the history of First Nations, Inuit and Métis People, including the history and legacy of residential schools, the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP), treaties, rights, and Crown relations. We are advancing reconciliation by implementing corporate cultural change across the organization and by advancing cultural learning and implementing inclusive practices. Reconciliation begins with acknowledging the past and working to address systemic barriers to create purposeful change. Our reconciliation approach is rooted in cultural awareness and training to enhance the cultural knowledge of our employees. Understanding the unique history of Indigenous Peoples and their current systems of governance and policy priorities is essential to build collaborative relationships. The development of the Reconciliation Action Plan (RAP) started in 2022 by an Indigenous-led team of experts based on the corporate commitment to reconciliation. The plan will be released in 2023 and will include the approach, vision, goals, guiding principles, and actions to advance meaningful reconciliation. CMHC is a corporate partner of the Canadian Council for Aboriginal Business (CCAB)—Progressive Aboriginal Relations (PAR) program. We are participating in PAR at the Committed Level,    which entails a three-phase process to guide the organization through the development of inclusive practices and also provides a third-party validation of our reconciliation efforts. In 2022, CMHC completed the Phase 1 process and will complete the requirements for Phases 2 and 3 by the end of 2023. Developing the RAP, increasing activities related to cultural learning, and elevating representation of Indigenous Peoples in our workforce have been a priority in 2022. • Over 98% of our employees completed “The Path – Your Journey through Indigenous Canada” training. • Additional training was launched in 2022 to meet the emerging education needs of business lines within CMHC. The Indigenous Law educational series delivered four sessions in 2022 by Indigenous lawyers and experts. • Adopting new approaches to Indigenous recruitment resulted in a total workforce representation increase from 2.6% in 2020 to 3.3% in 2022. Other reconciliation activities this year included: • Increasing our understanding of First Nation, Inuit, and Métis housing eco-systems through research projects to inform housing transformation needs. – Within CMHC’s Policy and Research, $1.3 million has been committed for each of two years in support of Indigenous-led housing research that supports the priorities of First Nations, Inuit, and Métis, as well as Indigenous Peoples living in urban, rural and northern communities. – Indigenous-led research in 2022 funded by CMHC, included such work as the shelter needs of Inuit women in Ottawa and a national study of the nature, scope, capacity and challenges of urban, rural and northern housing providers.

• Supporting the co-development of housing solutions and renewed partner relationships with the end goal of eventually transferring programs to Indigenous care and control. – We are co-developing an Urban, Rural and Northern Indigenous Housing Strategy with Indigenous partners. Our approach to this work is anchored in reconciliation and informed by the understanding that Indigenous cultures and communities are diverse with unique needs, and that they have the right to decide what is best for them and their communities. We are supporting Indigenous partners in conducting their own engagement activities to identify housing needs and priorities. – We are prioritizing work that improves housing outcomes for Indigenous Peoples. For example, the Kijaté project, an NHS Demonstration Initiative, is an innovative housing solution developed by and for urban Indigenous Peoples. Lessons learned from this project are informing new initiatives in partnership with the Société immobilière du Regroupement des centres d’amitié autochtones du Québec (SIRCAAQ) to support housing infrastructure that meets the specific needs of urban Indigenous Peoples.

SPOTLIGHT Award-winning study digs deeper into the issue of Indigenous homelessness Indigenous-led project tackles child poverty in Surrey Skookum Surrey didn’t set out to try to solve Indigenous housing needs in Surrey. It started modestly, as a research lab intending to study and brainstorm solutions for Indigenous child poverty in the city. Created by the Surrey Urban Indigenous Leadership Committee, Skookum Surrey adopted a gradual, ground-up research approach and soon realized the power of both the model and its participants. “It’s about taking back control over the production of knowledge and allowing our community to drive the process,” says project lead Sheldon Tetreault. The team saw promise in the social innovation research method that is popular in sociology, but found it to be alienating to Indigenous Peoples. So, they overhauled the approach. They placed Indigenous knowledge and lived experience at the centre to reflect the reality of the people they were helping. This model led to a broad-as-possible examination of child poverty in Surrey. They then moved on to Skookum’s current focus on Indigenous homelessness. Surrey has surpassed Vancouver as home to the largest Indigenous population in the province. The 2016 Profile of The Indigenous Population in Surrey revealed that 3% of Surrey’s population identifies as Indigenous and 59% of Indigenous residents who are unable to find adequate housing are families with children. Krystal Dumais, an engagement facilitator for Skookum Surrey who first joined the project as a volunteer research participant, moved to British Columbia as a child with her mother. Fleeing a difficult family situation, Krystal and her mother found new, economic struggles in the West. “Skookum gave me the opportunity to present and speak in a safe space, in a safe way, where I was comfortable,” says Krystal. “I was able to speak to community stakeholders that might be able to help make changes.” The group’s spinoff project, The Skookum Lab: Urban Indigenous Housing Solutions, enabled them to further examine the housing needs and desires of Surrey’s Indigenous population. Funded by the National Housing Strategy Solutions Lab program, the final deliverable is a “road map” that uses housing solutions to break the cycle of Indigenous poverty in Surrey. The map identifies a need for 1,880 units of deeply affordable housing for Indigenous residents and concludes with a focused strategy to work with all three levels of government to build at least 772 units of deeply affordable housing for single-parent Indigenous families. Skookum Housing Solutions: Innovative Indigenous Research in Surrey, BC received the 2021 CMHC Gold Roof Award for Housing Research Excellence. The team plans to use the funding from that award to further explore the issue of Indigenous homelessness in Surrey. “Too often Indigenous people are engaged with by outsiders and left with the feeling that our knowledge was extracted with no benefit to us,” says Sheldon. “We wanted to do better.” For Skookum, this includes hiring local Indigenous people to work on the project. People like Krystal, who went from being a volunteer to an engagement facilitator with Skookum Surrey.

Anti and Equity -Racism We cannot have a fair and just Canadian housing system without considering and remediating the harmful effects of discrimination, racism and inequity. We know from census data that core housing need affects some communities more severely, including racialized communities, refugees and newcomers, female lone-parent households, as well as people with disabilities and low-income seniors. These statistics are amplified once intersectionality is considered: people can belong to more than one of these groups, intensifying the inequities they experience. A sustained effort has been undertaken at CMHC to understand the challenges and work with partners to account for discrimination and inequities within the housing system. Our strategy strongly reflects this; it is anchored in the human rights-based principles of non-discrimination, inclusion, participation, and accountability. We continue to take actions to root our culture in the principle of equity and to centre people with lived experience in the development of our policies, programs and research agenda. To have a sustainable and long-run impact in support of the communities we serve, CMHC has begun planning for the development of its first-ever Equity Framework, which will be introduced in late 2023. This foundational reference document, which will be informed by internal and external voices and experience, will outline our vision for housing equity, our approach to this important work, key outcomes we will drive towards, as well as priorities in our four areas of focus: community engagement and partnerships; data-driven decision-making; equity-focused policies, programs and practices; and investing in our people.

In 2022, we made considerable progress, including: • Launching the $50-million National Co-Investment Fund carve-out for Black-led organizations to build housing for Black Canadians. • Creating a network of Black-led applicants, contributors and influencers looking to advance affordable housing outcomes for Black communities. • Solutions Labs aimed at developing housing solutions with and for racialized communities. • Housing Supply Challenges focused on racialized and equity communities, including: – Addressing systemic racism limiting economic inclusion of Black, Indigenous and racialized communities in the planning, development and construction of housing. – Developing standardized, easy-to-use, equity-focused Housing Assessment Resource Tools (HARTs) to improve the quality of housing supply decision-making. – Developing a Low-end of Market Rental Housing Monitor to provide greater transparency on the loss of units and displacement of people living in deeply affordable private market rental housing. • Assessing key housing indicators from Canadian and international jurisdictions to measure gaps in housing outcomes for populations facing housing challenges with a focus on Black, Indigenous and racialized populations. • Improving our vendor diversity programming to ensure our procurement activities are visible and accessible to equity groups. • Supporting Government of Canada initiatives and priorities related to equity, anti-racism, diversity, inclusion and belonging including through contributions to the new Canada’s Anti-Racism Strategy. • Piloting an anti-racism tool and using the Gender-based Analysis plus (GBA+) policy tool to embed an anti-racism, anti-oppression, and intersectional lens in the way we research and collect data to help close gaps. This allows us to better understand the intersection of race, identity and housing conditions in Canada. • Using the Canadian Housing Survey to fill important data gaps on social inclusion. Statistics Canada will conduct this survey every two years until 2028, helping to set priorities and make informed decisions. Learning about housing needs and experiences of people living in Canada is vital to finding solutions to create change in our housing system. • Delivering training on equity and building an anti-racist culture. Driving housing equity requires an internal culture shift so that our employees have a greater awareness of implicit biases and systemic racism, and possess the skills needed to help address systemic barriers. In 2022 we continued offering training on equity and building an anti-racist culture, and delivered equity-focused awareness sessions.

Our People

Diversity and Employment Equity

We are committed to sustaining a diverse workforce, representative of people living in Canada, and fostering an inclusive workplace culture and environment where everyone feels like they truly belong. This better positions us to achieve our strategic results of removing systemic racism, inequities, and other barriers to housing, and to understand and temper social vulnerabilities, including racism and discrimination.

Modernizing our self-identification

Self-identification data is essential to monitor our workforce representation and to design measures that positively impact workplace equity and inclusion. As part of our maturation and commitment to lead with courage, we launched a new self-identification form in June 2022, which contains a wider range of diversity dimensions with more inclusive response options, including the choice to "opt out".

As of 31 December 2022, we achieved an 80% participation rate for our new self-identification form and a 70% completion rate, meaning that 30% of our employees did not self-identify. We are working on increasing our participation and completion rates and raising awareness to our employees on the benefits of self-identification and its contribution to building a more diverse, equitable and inclusive CMHC.

Representation goals

Our goal is to have our workforce mirror the larger Canadian population. We realize that more remains to be done for us to achieve our longer-term representation goals for all groups, and especially for leadership. As part of our efforts to achieve our representation goals, we have put in place a three-year Action Plan focused on closing representation gaps and sustaining a diverse workforce. The following minimum goals are based on the 2016 Census and the Canadian Survey on Disabilities; they are adjusted for predicted future changes in demographics.

	CMHC Total				Leaders*			
Group	2022 Actual	2022 Minimum Goal	2023 Minimum Goal	2026 Minimum Goal	2022 Actual	2022 Minimum Goal	2023 Minimum Goal	2026 Minimum Goal
Women	58.3%**	51.2%	51.2%	51.2%	53.3%**	51.2%	51.2%	51.2%
Indigenous Peoples (First Nations, Inuit, Métis)	3.3%	4.6%	4.6%	4.8%	2.9%	4.6%	4.6%	4.8%
People with disabilities	7.6%	12.0%	12.0%	12.0%	8.8%	12.0%	12.0%	12.0%
Racialized people	27.3%**	25.0%	25.7%	27.3%	18.2%	25.0%	25.7%	27.3%
2SLGBTQIA+ people***	-	-	-	-	-	-	-	-

Note: Budget 2021 announced that Crown corporations will be required to implement gender and diversity reporting starting in 2022, however CMHC has been reporting this through its Annual Report and Corporate Plan since the early 2010s.

* Leaders include any individual in a position, either permanently or temporarily, with at least one reporting employee or who is an Advisor or higher.

** Goal met based on current self-identification data. Current representation rates may not provide a true portrait of CMHC's actual workforce representation due to lower completion rates of new self-identification form.

***Benchmarking data is not available to establish goals and we are awaiting more representative data prior to releasing actuals.

2022 Annual Report 22

COVID-19 Workplace Reintegration Our Workplace Reintegration Plan remains in effect to maintain the ongoing response to the COVID-19 pandemic. Our health and safety protocols were adjusted in accordance with the state of the pandemic to allow employees safe access to CMHC worksites. Vaccination policy and strategy and implementation status In early 2022, compliance with our vaccination measures continued to be a condition of employment. On 20 June 2022, concurrent with the Government of Canada’s suspension of the vaccination measures, CMHC welcomed back employees who had been on leave without pay for non-compliance. CMHC’s Vaccination Policy remains suspended at end of year 2022. Accessibility We are committed to taking a proactive and inclusive approach to the identification, prevention and elimination of barriers to accessibility. In 2022, we reviewed our accessibility practices and conducted internal and external consultations with people with disabilities to identify barriers to accessibility at CMHC, as well as opportunities for improvement. The feedback we received was taken into consideration in the development of CMHC’s first Accessibility Plan. Our plan outlines the steps we are taking to identify, prevent and remove barriers to accessibility and advance disability inclusion at CMHC over the next three years. It was published on our website on International Day of Persons with Disabilities 2022, and it includes measures to improve our built environment, employment practices, training offerings, procurement processes, communications approach, and the technology we use. We have also strengthened our processes for receiving and responding to feedback on accessibility, both internally and externally. These measures will help us continuously improve accessibility and provide greater and more equitable opportunities for people with disabilities at CMHC. Workplace Transformation In 2022, we successfully completed the workplace transformation of our Ottawa building, achieving a Gold certification in the Leadership in Energy and Environmental Design (LEED) ratings system. We are also in the process of achieving a WELL Health-Safety rating. Work is underway to transform our regional offices in Calgary, Vancouver and Montreal and to consolidate our Toronto offices in 2023. Safe Workspaces We offer employees access to information, resources and services relating to all aspects of well-being. Our Well-being Program aims to create a work environment that prioritizes and supports the well-being of its employees. We continued to incorporate employee feedback into the program through an annual well-being survey. In 2022, we launched CMHC’s Well-being Portal to enhance the benefits options available to employees. We are also reviewing our approach to ergonomics in order to build a program that enables and supports employees to be proactive with their physical well-being. An anonymous reporting solution (ClearView Connects) for incidents and unethical work behaviour was put in place in the first quarter of 2022. We prioritize creating a heathy and safe work environment through effective policies, safe work practices and tools. In 2022, we added the First Aid Directive, the Working Alone Directive, the Personal Protective Equipment Directive, and the Fire Extinguisher Safe Work Practice to the existing Health and Safety Program. We are developing corporate health and safety training for all employees, to be launched in the second quarter of 2023. 2022 Annual Report 23

Business Financial and Highlights    Economic and Housing Environment Widespread and elevated inflation gripped the Canadian economy in 2022. Demand for goods and services greatly exceeded the economy’s capacity to produce them. This generated inflation peaking at 8.1% in June 2022. To combat this inflation, the Bank of Canada rapidly raised its policy rate and conducted quantitative tightening. These measures tightened financial conditions and increased interest rates throughout the economy. As a result, a slowdown in economic activity commenced in the latter half of 2022. Despite rising interest rates, Canada’s economy increased by a robust 3.4% overall in 2022, a faster pace than the pre-pandemic decade average annual growth of around 2%. Labour market conditions remained tight, setting a 40-year record low unemployment rate of 5.0% in December 2022, with Canadian businesses reporting widespread labour shortages. However, solid wage growth data was outpaced by high inflation and real disposable income declined by 0.5% in 2022. Rising interest rates and lower real disposable incomes caused a marked contraction of housing market activity in the latter 10 months of 2022. The Canadian resale market reached 498,236 MLS® sales in 2022. This represents a 25% decline from strong sales activity seen in 2021. With home prices and sales reaching a historical peak in February 2022, average MLS® prices for 2022 still increased 2% to a record high of $703,797. Since February, average resale prices declined by 19%, but this did not contribute to easing affordability. Price declines were more than offset by increases in mortgage rates, which pushed average carrying costs higher. Monthly shelter expenditures if buying a home at the average MLS® price as a % of average household disposable income

Eroding homeownership affordability combined with above-trend population growth put even more pressure on Canadian rental markets in 2022. The vacancy rate for purpose-built rental apartments in Canada’s Census Metropolitan Areas (CMAs) combined dropped precipitously to 1.9% in 2022 from 3.1% in 2021, while average two-bedroom rents increased 5.6% in 2022 from 3.0% in 2021. The pressures on the rental system are highlighted in new data reporting significant differences between average rents for turnover units (those that were turned over to new tenants) and non-turnover units (units that retained the same tenants) between 2021-2022. Average rents in turnover units increased 18.2% compared to an average rent increase of 2.8% in units that did not turnover. Furthermore, the share of rental units affordable for the lowest-income Canadians were in the low single digits or too low to report in most CMAs. Affordable rent remains a big challenge for lower-income Canadians, especially those entering the rental market as new tenants. Total Housing Starts, Canada Housing starts remained elevated, reaching 263,255 units in 2022. This represents a 4% decline from the record of 274,448 units set in 2021, but is still elevated compared to the level of construction over the past five years. However, long-term housing supply must increase dramatically above this pace to restore affordability for all Canadians. At the current pace of homebuilding, the housing gap is projected to grow to 3.5 million units by 2030.

An additional 3.5 million more homes above projections need to be built to restore housing a_ordability in Canada by 2030, especially in the least a_ordable provinces of Ontario and British-Columbia Source: CMHC Calculation. *Data suppressed because of lower relative results. Canada’s housing affordability and supply challenge is large and complex, requiring coordination and innovation by all levels of government and the private sector. Government approval processes, land availability and skilled-labour shortages are just a few of the challenges to resolve. The uncertain outlook for interest rates combined with elevated household debt levels creates risks for market stability and affordability. CMHC continues to assess these risks in its forecasts and our analysis and determine how they may impact our policy and programs and advice to government, to support housing affordability for all Canadians, as well as the impact on the key assumptions used for our consolidated financial statements.

Consolidated Financial Highlights

Condensed Consolidated Balance Sheet

(in millions)	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations		Total	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Cash, cash equivalents and investment securities[1]	6,848	4,489	15,750	17,415	3,445	3,619	(990)	(910)	25,053	24,613
Loans	10,262	8,377	62	83	259,352	264,821	-	-	269,676	273,281
All other assets	532	883	1,457	911	955	671	(2)	(2)	2,942	2,463
Total assets	**17,642**	**13,749**	**17,269**	**18,409**	**263,752**	**269,111**	**(992)**	**(912)**	**297,671**	**300,357**
Provision for claims	-	-	318	310	-	-	-	-	318	310
Borrowings	15,798	12,396	-	-	259,352	264,821	(1,006)	(873)	274,144	276,344
Unearned premiums and fees	-	-	6,748	6,500	2,390	2,184	-	-	9,138	8,684
All other liabilities	998	784	427	447	679	591	-	(13)	2,104	1,809
Total liabilities	**16,796**	**13,180**	**7,493**	**7,257**	**262,421**	**267,596**	**(1,006)**	**(886)**	**285,704**	**287,147**
Total equity of Canada	**846**	**569**	**9,776**	**11,152**	**1,331**	**1,515**	**14**	**(26)**	**11,967**	**13,210**

[1] Includes securities purchased under resale agreements.

Financial Position

In 2022, we declared dividends of $2,180 million, funded from our retained earnings from prior years and our 2022 net income of $1,686 million. We declare dividends after regulatory and other capitalization requirements are met ensuring that our Mortgage Insurance and Mortgage Funding activities are appropriately capitalized.

Our total assets and liabilities decreased throughout the year primarily due to a decrease in loans and borrowings at amortized cost as the maturities of Canada Mortgage Bonds (CMB) exceeded new issuances and we are no longer issuing loans under the Insured Mortgage Purchase Program (IMPP). Increases in interest rates in 2022 led to a decrease of $1,939 million in investment securities measured at fair value through other comprehensive income, and an increase in the defined benefit plans asset of $218 million. Increased NHS program activity particularly in RCFi and NHCF also led to increases to investments, loans and borrowings at amortized cost, partially offsetting the decreases noted previously.

2022 Annual Report 27

Condensed Consolidated Statement of Income and Comprehensive Income

(in millions)	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations		Total	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Government funding	3,408	3,668	-	-	-	-	-	-	3,408	3,668
Premiums and fees earned	-	-	1,427	1,399	756	716	-	-	2,183	2,115
All other income[1]	204	107	250	322	53	80	23	4	530	513
Total revenues and government funding	**3,612**	**3,775**	**1,677**	**1,721**	**809**	**796**	**23**	**4**	**6,121**	**6,296**
Housing programs	3,061	3,359	-	-	-	-	-	-	3,061	3,359
Insurance claims	-	-	78	(317)	-	-	-	-	78	(317)
Operating expenses	361	299	302	324	68	70	-	-	731	693
Total expenses	**3,422**	**3,658**	**380**	**7**	**68**	**70**	**-**	**-**	**3,870**	**3,735**
Income taxes	50	26	324	429	185	181	6	1	565	637
Net income	**140**	**91**	**973**	**1,285**	**556**	**545**	**17**	**3**	**1,686**	**1,924**
Other comprehensive income (loss)	137	146	(749)	(253)	(160)	(111)	23	9	(749)	(209)
Comprehensive income	**277**	**237**	**224**	**1,032**	**396**	**434**	**40**	**12**	**937**	**1,715**

[1] Includes net interest income, investment income, net gains (losses) on financial instruments and other income.

Revenues and Expenses

In 2022, our total revenues and government funding decreased by $175 million (3%) mainly due to the following:

- A decrease of $260 million (7%) in government funding driven mainly by a $619 million decrease in Rapid Housing Initiative contributions, partially offset by $137 million from the one-time top-up to the Canada Housing Benefit beginning in December 2022 as well as increases of $84 million for Canada Community Housing Initiative (CCHI), $50 million for Federal Lands Initiative, $28 million for Canada Housing Benefit (CHB) and $24 million for Northern funding under the Federal/Provincial/Territorial Housing Partnership.
- Premiums and fees earned increased by $68 million (3%) led by price increases that went into effect 1 January 2021 and higher volumes from prior year in the Mortgage Funding activity as well as higher insured dollar volumes from prior years in multi-unit residential being recognized in the Mortgage Insurance activity. This is partially offset by lower insurance premiums received and recognized due to the introduction of MLI Select which attracts a lower premium, as described in the Mortgage Insurance Financial Metrics and Ratios section.
- All other income increased by $17 million (3%) primarily due to higher investment and net interest income of $45 million (13%) and $17 million (567%) as a result of higher interest rates throughout the year. In addition, other income increased by $50 million (114%) due to higher valuations of our real estate inventory as a result of higher house prices. This is partially offset by a decrease in net gains on financial instruments of $95 million (77%) as investments sold in 2022 to rebalance the investment portfolios and to fund dividend payments resulted in a realized loss compared to a gain in 2021.

2022 Annual Report 28

Total expenses increased by $135 million (4%) mainly due to the following: • An increase of $395 million (125%) in insurance claims expense as a result of an increasing provision for claims. Although the unemployment rate, arrears rate and claims have remained low and the housing price index has remained strong throughout 2022, reporting delays continued to increase throughout the year due to court delays, resulting in an increase to the expected reporting delay of outstanding claims from 15 to 18 months, which contributed to an increase to the overall provision for claims. By comparison, in the prior year, there was a large reduction in the provision for claims as a result of favourable economic conditions as the economy recovered from COVID-19. An increase of $38 million (5%) in operating expenses driven mainly by the costs incurred to administer the one-time top-up to the Canada Housing Benefit of $49 million. This was offset by a decrease in housing program expenses for the same reasons noted previously regarding the decrease in government funding. Other Comprehensive Income Other comprehensive income, net of tax, decreased by $540 million (258%) mainly due to the following: An increase of $555 million (117%) in net unrealized losses from debt instruments held at fair value through other comprehensive income, mainly driven by the significant increase in bond yields in 2022 compared to 2021. The losses were slightly offset by a $15 million (6%) increase in remeasurement gains on defined benefit plans mainly as a result of the larger increase in the discount rate throughout 2022, partially offset by the lower than expected return on assets. This is compared to the same period last year which had a smaller increase in the discount rate and a higher than expected return on assets. Financial Performance Against 2022 Plan 2022 (in millions) Actual Plan Total assets 297,671 299,220 Total liabilities 285,704 288,431 Total equity of Canada 11,967 10,789 Total revenues and government funding 6,121 6,930 Total expenses 3,870 4,749 Income taxes 565 542 Net income 1,686 1,639 Operating budget ratio (%) 11.6 13.9 Total equity was $1,178 million higher than plan mainly due to $1,900 million lower than planned dividends in 2022. Actual dividends were lower than planned as a result of projected decreases due to the IFRS 17 implementation, lower fair value of assets, and variable rate mortgages requiring more capital. This was offset by other comprehensive income being $663 million lower than planned mainly due to the decrease in fair value of investments as described previously. Total expenses were $879 million lower than planned mainly due to lower housing programs expenses as a result of the difference in the timing of when government funding is required for the National Housing Strategy, particularly for the National Housing Co-Investment Fund for which the timing of expenses claimed were lower than planned in the year, and some programs such as the one-time top-up to the Canada Housing Benefit were expected to have more take-up in 2022. Additionally, insurance claims were lower than planned as a result of better than expected economic conditions. This is also the driver for the higher net income. 2022 Annual Report 29

Capital Management Frameworks

For our Assisted Housing Activity, we maintain a reserve fund pursuant to Section 29 of the CMHC Act to address interest rate risk exposure on pre-payable loans, as well as credit risk exposure on unsecured loans. Lending programs' earnings are retained in this reserve fund except for the unrealized fair value fluctuations, as well as remeasurement gains and losses on defined benefit plans. Unrealized fair value market fluctuations and remeasurement losses on the defined benefit plan are absorbed in retained earnings until the time they are realized. Aside from the reserve fund, we do not hold capital for our Assisted Housing activities, as they do not present material financial risks that we do not already otherwise mitigate.

For our Mortgage Insurance Activity, our capital management framework follows OSFI regulations with respect to the use of the MICAT, as our economic capital is lower than OSFI's regulatory capital requirements.

With respect to our Mortgage Funding Activity, our capital management framework follows industry best practices and incorporates regulatory principles from OSFI, including those set out in OSFI's E19 – Own Risk and Solvency Assessment guideline, and those of the Basel Committee on Banking Supervision. Our capital adequacy assessment uses an integrated approach to evaluate our capital needs from both a regulatory and economic capital basis to establish capital targets that take into consideration our strategy and risk appetite.

In August 2022, our Board of Directors approved maintaining the internal targets and operating levels of 155% and 165% respectively for Mortgage Insurance and 105% and 110% for Mortgage Funding for 2023. For Mortgage Funding, the Board approved a reduction of the economic capital required at the operating level from $2.7 billion to $1.8 billion, effective 1 January 2023.

Ratios

The following table presents our capital management ratios as at 31 December.

(in percentages)	2022	2021
Mortgage Insurance: Capital available to minimum capital required (MICAT)	175	213
Mortgage Funding: Economic capital available to economic capital required	149	136

Our MICAT ratio decreased by 38 percentage points mainly due to the decrease in available equity, driven by losses on debt instruments combined with an increase in required capital as a result of higher insured multi-unit volume in 2022. We remain adequately capitalized as at 31 December 2022.

Our Mortgage Funding economic capital available to capital required ratio increased by 13 percentage points due to a reduction of the economic capital required from $3 billion to $2.7 billion effective 1 January 2022.

Refer to the Consolidated Financial Statements note 10 – Capital Management for further disclosure on capital management.

Dividend Breakdown

The following table presents our dividends paid over the last 5 years.

(in millions)	2022	2021	2020[1]	2019	2018
Dividends paid	2,180	5,080	-	2,695	5,500
Dividends declared	2,180	5,080	-	2,020	4,175

[1] Dividend was temporarily suspended in 2020

2022 Annual Report 30

We deliver our mandate and pursue our strategy through three business activities— Assisted Housing, Mortgage Insurance and Mortgage Funding—all of which are supported by Housing Policy, Research, Housing Innovation, and enabling functions. Assisted Housing What we do We help people living in Canada access housing that meets their needs and that they can afford. We achieve this through a range of programs and initiatives to support the construction of new housing supply, including affordable housing, and the repair, preservation and revitalization of existing affordable and community housing. How we do it We offer contributions and low-cost loans to support the creation, repair and preservation of housing and we offer funding for affordability supports to housing proponents. We receive government funding through parliamentary appropriations to fund housing programs, including programs in response to circumstances of critical national importance. We deliver programs that help Canadians acquire affordable housing, prioritizing target populations and those who have been made vulnerable and are facing housing challenges. We do this through our program delivery and partnerships with provinces, territories, municipalities, Indigenous governments and organizations, non-profit and co-operative housing organizations, and private sector companies. Delivering on the National Housing Strategy (NHS) and other programs In June 2022, we launched the Canada Greener Homes Loan (CGHL). The CGHL builds on the    Canada Greener Homes Grant delivered by Natural Resources Canada and offers interest-free financing of up to $40,000 to homeowners who undertake retrofits identified through an authorized EnerGuide energy assessment. Budget 2021 had provided $4.4 billion over five years for the Canada Greener Homes Loan (CGHL), that also included a dedicated stream of funding for the Canada Greener Affordable Housing. As of 31 December 2022, there were 6,728 loans committed for a total of $154 million. We continued to deliver on the National Housing Strategy (NHS), and details of our achievements in 2022 are provided in the NHS Update section that follows. We were encouraged by additional investments announced in Budgets 2021 and 2022, and worked diligently to ensure a timely launch of supporting initiatives. Budget 2021 announced: • The renewal and expansion of the Affordable Housing Innovation Fund (AHIF), which encourages new and unique funding models and innovative building techniques to support the evolution of the affordable housing sector. In June 2022, we obtained financial authorities of $550.8 million over six years for this extension, which launched on 31 August 2022. The Fund will support the creation of at least 10,800 units, including 6,000 affordable units. • $315.4 million over five years through the Canada Housing Benefit (CHB) to increase direct financial assistance for low-income women and children fleeing violence to help with their rent payments.

Budget 2022 announced: • $1.5 billion for a third round of the Rapid Housing Initiative, which addresses the urgent housing needs of people who are made vulnerable and prioritized under the National Housing Strategy. This new funding is expected to create up to 4,500 new affordable housing units, with at least 25 percent of funding going towards women-focused housing projects. • $200 million for a new rent-to-own stream under the AHIF to help housing providers develop and scale up rent-to-own models and projects across Canada with the goal of helping eligible households transition from renting to home ownership. • An additional $458.5 million for the Canada Greener Affordable Housing (CGAH) stream of the    CGHL program, to provide low-interest loans and contributions to help make existing affordable housing more energy efficient and lower energy bills. CGAH will also contribute to the decarbonization goals of Canada’s Green Building Strategy by requiring deep retrofits that would result in at least 50% reduction in energy consumption and 80% reduction in GHG emissions. In designing the program, we engaged with affordable housing providers, housing associations, the Federal/Provincial/Territorial (FPT) Housing Forum, co-ops, non-profits, Indigenous organizations and tribal councils, and energy service organizations. The program parameters are established, and operational details are being finalized. The program is expected to launch in 2023. • The One-Time Top-Up to the Canada Housing Benefit to provide a one-time federal payment of $500 for low-income renters who are struggling with the cost of housing. • $5 million over two years, to engage with provinces and territories to develop and implement a Home Buyers’ Bill of Rights. • $18.5 million over two years, to co-develop and launch a new Urban, Rural, and Northern Indigenous Housing Strategy to address the housing needs of Indigenous Peoples living in urban, rural and northern areas. • $25.7 million, to support homeowners in Quebec whose homes require remediation from damages to foundations caused by the mineral pyrrhotite. RAPID HOUSING INITIATIVE 41% of all units created under RHI will be for First Nations, Inuit, or Métis People Working with Indigenous governments and organizations We continue to build relationships with Indigenous partners and help to close housing gaps through the delivery of housing programs. Our dedicated team of housing specialists continues to work with First Nations, Inuit and Métis communities and organizations to ensure they have access to our programs and are able to make the most of them. Our outreach efforts resulted in new and enhanced relationships with Indigenous urban housing organizations, First Nations communities and Northern housing providers, and yielded a significant increase in the number of Indigenous housing projects funded under the NHS. In 2022, we supported over 11,045 units for Indigenous and Northern communities. We recognize that First Nations, Inuit and Métis Peoples, wherever they reside, should have access to adequate, safe and affordable housing. Under the NHS, $225 million, ($25 million through the National Housing Co-Investment Fund) targeting 560 urban, rural and northern units repaired. A total of $5 million was financially committed toward the repair of 144 units at the end of 2022. And $200 million through the Canada Community Housing Initiative to maintain at least 7,000 urban, rural and northern units, is dedicated to helping ensure community housing providers can protect affordability and undertake necessary repairs for Indigenous Peoples living in urban, rural and northern communities. A total of $14.8 million was committed toward the support of 1,996 units, including repairs for 1,194 units at the end of 2022. The Rapid Housing Initiative (RHI) received considerable interest from Indigenous governing bodies and organizations, and as a result 41% of all units created under RHI will be for First Nations, Inuit, or Métis People.

Through the Rental Construction Financing Initiative (RCFi), CMHC committed $1.4 billion for 2,978 units for the first two phases of the Senákw project, a multi-phase residential and mixed-use development project on First Nations land that will bring much-needed homes to Vancouver’s Kitsilano neighbourhood. It aims to be the largest net-zero-carbon residential project in Canada. Senákw represents an important step on Canada’s path to reconciliation with Indigenous Peoples. This is CMHC’s largest partnership with a First Nation, the Squamish Nation, who are active investors and partners in developing the land. The NHS Federal Lands Initiative (FLI) supports the transfer of surplus federal lands and buildings, at discounted or no cost, to be developed or renovated for use as affordable housing. In 2021, the FLI introduced strategies to address barriers to participation and enhance engagement with Indigenous organizations. Over 36% of properties transferred in 2022 include Indigenous proponents. Through the Indigenous Shelter and Transitional Housing Initiative, CMHC is working with committees of representatives from Indigenous organizations and subject matter experts in shelter and housing delivery, as well as those with lived experience. This ensures selected projects are culturally appropriate and meet the needs of clients. The committees provide overall direction and prioritization, as well as review and score proposals. Applications are reviewed and evaluated by Indigenous-led committees twice yearly at minimum. At the end of 2022, 16 projects have been approved, representing funding of over $60 million for 370 new safe spaces for Indigenous women, 2SLGBTQQIA+ people, and their children.

National Housing Strategy Update CMHC is proud to be delivering the National Housing Strategy (NHS), on behalf of the Government of Canada, which is a 10-year, $82+ billion plan that will give more people in Canada a safe and affordable place to call home. On the following pages are the NHS programs and initiatives that we delivered, and achievements as of 2022. We are currently on track or exceeding supply program targets as of 31 December 2022; however, given the current economic environment, we are closely monitoring the potential impact on our overall program outcomes for future years. Ongoing reporting for the NHS is presented through the Place to Call Home website and includes achievements for all NHS initiatives: (placetocallhome.ca). 118,418 new housing units created or committed    (Target: 160,000 units) 298,357 housing units repaired or committed (Target: 300,000 units) 233,957 community housing units protected (Target: 385,000 units) 32% of funding committed towards meeting the housing needs of women and their children (Target: 25%) $3.93 billion in federal funding for the construction, repair and financial support of Indigenous and Northern housing 32,020 Indigenous and Northern units built, repaired or financially supported

National Housing Co-Investment Fund Launch: May 2018 End: 2027/28 Funding: $13.2 billion Outcome: 60,000 new housing units 240,000 repaired units Status: On track

Supports the construction of housing, including affordable housing, as well as the, repair and renewal of community and affordable housing. Provides long-term, low-interest loans and/or forgivable loans. Prioritizes housing for populations that are vulnerable and sets minimum requirements for energy efficiency and accessibility.

	Achievements ($) Over $2.7 billion committed in forgivable loans/contributions Over $3.9 billion committed in repayable loans Over $5.7 billion financially committed	Achievements (Units) Over 28,985 new units Over 111,752 repair/renewal units

Rental Construction Financing initiative Launch: April 2017 End: 2027/28 Funding: $25.8 billion Outcome: 71,000 new housing units Status: On track	Provides low-cost insured loans to increase the supply of rental housing.
	Achievements ($) Over $13.9 billion committed Over $10.8 billion financially committed	Achievements (Units) Over 39,682 units

Affordable Housing

Innovation Fund

Phase 1:

Launch: September 2016

End: 2020/21

Funding: $208.3 million

Outcome: 4,000 new housing units

Status: Completed

Phase 2:

Launch: August 2022

End: 2027/28

Funding: $550.8 million

Outcome: 10,800 new housing units

Status: On track

This fund encourages new funding models and innovative building techniques to support the next generation of housing in Canada.
	Achievements ($) Phase 1: $208.3 million financially committed	Achievements (Units) Phase 1: Over 19,100 units, of which over 16,572 will be affordable
Phase 2: Intaking applications for funding

Rapid Housing Initiative

Rounds 1 and 2:

Launch: October 2020

End: 2021/22

Funding: $2.5 billion

Outcome: 7,500 new housing units

Status: On track

Round 3:

Launch: December 2022

End: 2023/24

Funding: $1.5 billion

Outcome: 4,500 units

Status: Launched

This initiative supports the construction of permanent, new affordable housing units to address urgent housing needs for people who are made vulnerable.
	Achievements ($) Rounds 1 and 2: $2.5 billion committed, and financially committed	Achievements (Units) Rounds 1 and 2: Over 10,249 units
Round 3: Intaking applications for funding

2022 Annual Report	35

Federal lands initiative Launch: February 2019 End: 2027/28 Funding: $202 million Outcome: 4,000 new housing units Status: On track	This initiative helps transfer surplus federal lands and buildings to be developed or renovated to affordable housing. Eligible applicants receive properties at a discount or at no cost.
	Achievements ($) Over $117.8 million committed Over $61.4 million financially committed	Achievements (Units) Over 3,916 units through 22 properties

Federal Community Housing

Initiative Phases 1 and 2

Launch: April 2018 (Phase 1)

September 2020 (Phase 2)

Funding: $618.2 million from

2018/19 to 2027/28

Outcome: 55,000 community

housing units

Maintain affordability for over

26,700 households (Phase 1)

Maintain affordability for 11,000

low-income community housing units

Plus: an additional 2,700 low-income

units with operating agreements

under federal administration

through CMHC (Phase 2)

Status: On track

This initiative keeps housing affordable for low-income tenants. Phase 2, launched in September 2020, comprises two funding streams. The first provides rent supplement assistance to community housing providers to ensure that low-income households continue to receive rental support; and the second stream provides temporary transitional funding to help at-risk providers transition to the new program.
Achievements Phase 2: Over $73.1 million in rental assistance provided to over 7,958 low-income units, supporting over 39,710 community housing units.

Community Housing

Transformation Centre (CHTC)

Community-Based Tenant

Initiative (CBTI)

Sector Transformation Fund (STF)

Launch: April 2019 (CHTC)

December 2019 (STF)

Funding: $64.2 million from

2019/20 to 2027/28 (CHTC)

$10 million from 2019/20 to 2022/23

(CBTI)

Status: On track

The CHTC and the CBTI provide support and capacity building within the community. They also contribute to various local organizations that provide information on housing options and housing-related financial literacy to vulnerable populations. The STF provides funding and tools for housing providers to support efficient and effective business models.
Achievements Over $24 million provided to the CHTC, providing funding to 219 STF applications. $8.3 million to support 137 applications for the CBTI.

Shared Equity Mortgage

Provider Fund

Launch: July 2019

Funding: $100 million in loans

End: 2023/24

Outcome: Assist 1,500 first-time

homebuyers

Assist in the creation of 1,500

projected new homeownership units

Status: Below target, adjusting

strategy to increase application intake.

This fund supports existing shared equity mortgage providers. Repayable loans are offered to eligible proponents to commence new housing projects where shared equity mortgages will be provided (Stream 1) or to fund lending directly through shared equity mortgage providers to first-time homebuyers (Stream 2).
Achievements 7 agreements signed for $28.9 million assisting in the creation of over 1,018 new homeownership units.

2022 Annual Report	36

First-Time Home Buyer Incentive

Launch: September 2019

Funding: $1.3 billion in loans

End: 2024/25

Outcome: Assist up to 100,000 first-time homebuyers

Status: Target is based on available funding. The number of first-time homebuyers assisted is expected to be lower than targeted, reflecting actual uptake for this program

This initiative helps qualified first-time homebuyers reduce their monthly mortgage payments without increasing their down payment. It’s a shared-equity mortgage in which the government has a shared investment in the home. As a result, the government shares in both the upside and downside of the property value.

Achievements Over 18,455 applications approved, representing $329.1 million in Shared Equity Mortgages.

One-Time Top-up to the Canada Housing Benefit Launch: December 2022 Funding: $1.2 billion End: 2022/23 Outcome: Reach low-income renters who are struggling with the cost of housing. Status: Launched	The government announced a one-time top-up to the Canada Housing Benefit, which will deliver a benefit of $500 to low-income renters in Canada.
Achievements 274,624 low-income renters received a benefit since the program launched in December 2022.

Federal/Provincial/Territorial Housing Agreements

Funding: $15.7 billion from 2018-19 to 2027-28 (federal and provincial, territorial (PT) funding)

Outcomes: Maintain 330,000 housing units in social housing

Increase rent-assisted housing units by approximately 50,000 units

Maintain and repair Urban Native Social Housing units available to low-income households

Repair at least 60,000 existing social housing units

Support at least 300,000 households through a Canada Housing Benefit

Status: On track

The Federal/Provincial/Territorial Housing Partnership Framework asserts a shared vision for housing and sets the foundation for bilateral agreements on the delivery of key National Housing Strategy initiatives. Provinces and territories deliver and cost-match federal funds from the strategy through bilateral agreements with CMHC.

Includes: Province and Territory Priority Funding, Canada Community Housing Initiative, Targeted Support for Northern Housing and Canada Housing Benefit.

Achievements[1]

Territories committed $144 million in Northern funding to support over 1,439 units.

Provinces and territories committed over $570 million to support over 196,374 units under the Canada Community Housing Initiative.

Provinces and territories committed over $579 million to support over 242,842 units under PT Priority Funding.

We signed Canada Housing Benefit addenda with thirteen provinces and territories, which committed over $148 million to support over 166,129 households.

Research and Data Initiative Funding: $362 million from 2018-19 to 2028-29 Status: On track	We are enhancing housing research and data to identify issues and innovative solutions. We are also assessing the impact of housing policies and shaping the National Housing Strategy.

Achievements

We presented 15 awards through CMHC’s Housing Research Award Program to recognize and advance world-class housing research being done in Canada.

We supported 65 Solutions Labs, 42 Demonstration Initiatives, 24 recipients of the Housing Research Scholarship Program as well as 6 research teams through to Stage 2 to establish the Collaborative Housing Research Network. The Research and Planning Fund launched a call for proposals for new projects and had 17 projects underway of which 6 were completed.

We continued to increase membership in our Expert Community on Housing, with numbers surpassing 1,800 members in this virtual community of practice.

We released data for the second cycle of the Canadian Housing Survey.

Committed and financial commitment definitions are provided in the Glossary.

Achievements are cumulative since the start of program launch.

1 Not including provincial/territorial cost-matching (cost matching is not required for Northern funding).

2022 Annual Report	37

Human rights-based approach to housing The National Housing Strategy Act, 2019, declares that the housing policy of the Government of Canada must, among other things, recognize that the right to adequate housing is a fundamental human right affirmed in international law and furthers the progressive realization of the right to adequate housing as recognized in the International Covenant on Economic, Social and Cultural Rights (ICESCR). Initiatives under the National Housing Strategy are grounded in a human rights-based approach to housing and designed to prioritize people most in need of housing. For example, the Rapid Housing Initiative (RHI) provides funding to facilitate the rapid construction of new housing and the acquisition of existing buildings for the purpose of rehabilitation or conversion to permanent affordable housing units for those experiencing or at risk of homelessness. CMHC further contributes to the federal government’s human rights-based approach to housing by providing timely and strategic policy advice to the Minister of Housing and Diversity and Inclusion on the work of the National Housing Council and Federal Housing Advocate. We continue to expand capacity at CMHC to build on the commitments to a human rights-based approach to housing made through the NHS and further advance the progressive realization of the international right to adequate housing.

GOVERNMENT FUNDING

The following table reconciles the amounts of government funding authorized by Parliament as available to us during the Government's fiscal year (31 March) with the total amount we received in our calendar year.

(in millions)	2022	2021
Amounts provided for housing programs:		
Amounts authorized in 2021/22 (2020/21)		
Main estimates	3,259	2,920
Supplementary estimates A[1,2,5]	1,800	3,039
Supplementary estimates B[1,3,5]	44	873
Supplementary estimates C[1,4,5]	41	(812)
Less: portion recognized in calendar 2021 (2020)	(2,367)	(4,064)
Less: government funding lapsed for 2021/22 (2020/21)	(1,049)	(238)
Less: frozen allotment	(53)	(252)
2021/22 (2020/21) government funding recognized in 2022 (2021) calendar year	**1,675**	**1,466**
Amounts authorized in 2022/23 (2021/22)		
Main estimates	3,549	3,259
Supplementary estimates A[1,2,5]	46	1,800
Supplementary estimates B[1,3,5]	693	44
Supplementary estimates C[1,4,5]	-	41
Total fiscal year government funding	**4,288**	**5,144**
Less: portion to be recognized in subsequent year	(2,125)	(1,675)
Less: frozen allotment	(34)	(53)
Less: government funding lapsed for 2022/23 (2021/22)	n/a	(1,049)
2022/23 (2021/22) government funding recognized in 2022 (2021) calendar year	**2,129**	**2,367**
Total government funding recognized—twelve months ended 31 December	**3,804**	**3,833**

[1] Supplementary estimates are additional government funding voted on by Parliament during the Government's fiscal year.

[2] Approved 2022/23 supplementary estimates A for RHI, and Granville Island Emergency Relief Fund, (2021/22 supplementary estimates A for RHI, NHCF, Canada Greener Homes Loan Program, Granville Island Emergency Relief Fund, Canada Emergency Commercial Rent Assistance (CECRA), CHB and funding to support youth. 2021/22 for CECRA, Housing Supply Challenge and funding to respond to the National Inquiry into Missing and Murdered Indigenous Women and Girls' Final Report: Reclaiming Power and Place Assistance).

[3] Approved 2022/23 supplementary estimate B for RHI, Affordable Housing Innovation Fund, Federal Lands initiative, RCFI, Pyrrhotite, Co-Investment Fund, FTHBI, Urban, Rural and Northern Indigenous Housing Strategy, CECRA, Emergency shelter for women and girls, Canada Housing Benefit (CHB), CHB for women and children fleeing violence, and for Research and Data Initiative. Approved 2021/22 supplementary estimates B for RCFi (2020/21 RHI, Affordable Housing Innovation Fund, Federal, Provincial and Territorial initiatives and other NHS initiatives).

[4] Approved 2021/22 Supplementary Estimates C increase of $41 million for the construction and operation of shelters and transition houses for Indigenous women, children, 2SLGBTQQ/Q+ people, CHB, Federal Community Housing Initiative (FCHI), Research and Data Initiative (2020/21 increase of $19 million for COVID-19 programs including CECRA, RHI, Housing Internship for Indigenous Youth, and Granville Island Emergency Relief Fund, and a reduction of $831 million as part of the Fall Economic Statement for CECRA).

[5] We exclude funding received for the Granville Island Emergency Relief Fund from our consolidated financial statements as we do not control the activities of Granville Island.

2022 Annual Report 39

SPOTLIGHT Game-changing investment helps Canadian families CMHC and Habitat for Humanity Canada collaborate on more than 400 new affordable homes “Seeing a family’s joy as they become homeowners makes our work so incredibly fulfilling and worthwhile,” says Glenn Furlong, CMHC’s key account manager for Habitat for Humanity Canada. Glenn made the comment while attending a key ceremony led by Habitat for Humanity Niagara in Ontario—a milestone event marking the hard work and contribution of families, volunteers and donors in the construction of new homes. Joining Glenn was Julia Deans, president and CEO of Habitat for Humanity Canada. “So much joy comes from this partnership,” says Julia. “CMHC and Habitat’s collective investments in these homes aren’t just investments in housing, they are investments in the social and economic well-being of families and their communities.” The Habitat for Humanity model bridges a gap for people who face barriers to homeownership and would not otherwise qualify for a traditional mortgage. Habitat homeowners volunteer 500 hours and pay an affordable mortgage, geared to their income, to buy their home. CMHC has been a long-time supporter of Habitat for Humanity Canada, but it wasn’t until five years ago that the organization was able to take this support to the next level. “The National Housing Strategy has been an absolute game changer,” explains Glenn. “We were looking for ways to help Habitat build more homes so that they would have a bigger impact across Canada. And then a whole new window of opportunity opened.” This CMHC and Habitat partnership is funded through the National Housing Co-Investment Fund (NHCF), which was launched to help create new affordable housing as well as repair and renew existing affordable and community housing. The challenge was that the fund targeted multi-unit (five units or more) rental housing projects. Habitat for Humanity projects are smaller, usually less than five units, and geared towards homeownership. “Our role is to make it work,” says Glenn. “That’s where the concept of a portfolio agreement came into play. Fitting Habitat’s model into the NHCF criteria becomes possible when you group several projects together instead of looking at individual projects.” In 2019, after several months of hard work and collaboration, CMHC and Habitat for Humanity Canada announced a $32.4 million, 3-year partnership to enable the creation of 414 new homes for families across Canada. Since then, 226 families have received the keys to their new homes and a brighter future.

Mortgage Insurance What we do We offer competitive mortgage insurance products to support homeownership financing and facilitate the construction, purchase, and refinance of multi-unit residential properties. These activities support the stability of the Canadian financial system. We operate these programs on a commercial basis with due regard for loss and without the need for government funding. How we do it We work with lenders to offer transactional homeowner and portfolio mortgage insurance products in all parts of Canada. We also offer multi-unit mortgage insurance, which provides access to preferred interest rates for the construction, purchase and refinancing of multi-unit residential properties, including affordable rental housing. Our products Transactional Homeowner Insurance Portfolio Insurance Multi-Unit Residential Insurance Protects lenders against borrower default, enabling qualified borrowers, with a minimum down payment starting at 5% and less than 20%, to access mortgage financing at competitive rates. Allows lenders to pool low-ratio residential mortgages (down payments of 20% or more for 1–4 unit residential properties) and insure these against borrower default, making them eligible for our securitization programs. Protects lenders against borrower default on loans for the construction, purchase and refinancing of multi-unit (5+ unit) residential properties.

Homeowner products Homeowner mortgage loan insurance (MLI) is an important contributor to our affordability and stability objectives, and we continue to deliver on our commercial activities and seek an appropriate and diverse presence in the market. Our homeowner insurance products helped homebuyers purchase over 64,266 housing units across Canada, with just over 16% insured in rural areas of Canada. Energy-efficient housing is being made more affordable with MLI. Effective June 2022, our Green Home program became CMHC Eco Plus. The program supports our commitment to reducing the impact of housing on climate change, and the Government of Canada’s plan to achieve carbon neutrality by 2050. CMHC Eco Plus offers a 25% partial insurance premium refund on the cost of mortgage loan insurance for those buying, building or renovating for energy efficiency, for homes that meet the Eco Plus energy efficiency requirements. While the previous program offered refunds between 15-25%, all applications that meet the requirement of Eco Plus will be eligible for a refund of 25%. As energy efficiency standards improve, so will the criteria for the Eco Plus program, which will see more certifications and ongoing alignment with Natural Resources Canada’s EnerGuide rating system. 259 insured loans benefitted from these programs in 2022. Homeowner Business Transformation Our Homeowner Business Transformation project is modernizing our homeowner mortgage loan insurance business by introducing enhanced technologies, processes and services that allow for faster decision making, increased transparency and improved ease of access. Through this longer-term project and investment, we are providing an improved client experience for lenders, which will ultimately better serve people living in Canada and build a strong foundation for the future. Significant components of our portfolio, claims, defaults and arrears functions have been modernized. Work will focus on replacing our underwriting system, emili, over the next few years. In the interim, we will continue to make investments in emili to ensure mortgage insurance risk is managed appropriately and that we deliver a positive experience to our clients. Multi-unit products Multi-Unit Mortgage Loan Insurance Multi-Unit Mortgage Loan Insurance increased over 2021, with approximately 178,172 units insured in 2022 as new construction, refinance or purchase loans, enabling the supply and preservation of multi-unit residential housing in the rental space. Multi-Unit insured loans for new construction added 56,606 new units to the marketplace, almost half of the total loan value insured, with the remaining driven by the refinancing of existing properties and the purchase of multi-unit buildings. Strong activity in the multi-unit new construction has assisted with providing housing options for Canadians in the market and with the addition of MLI Select, a new focus on social outcomes. Multi-Unit Mortgage Loan Insurance (MLI) Select MLI Select replaced our MLI Flex product in March 2022 and is designed to preserve existing rental units as well as increase overall housing supply with a specific focus on social outcomes. MLI Select was designed as a choice- based offering, providing reduced premiums and added product benefits dependent upon the depth and level of affordability, accessibility and climate compatibility committed to by the client. Following its launch, market feedback has been very positive, confirming that MLI Select is a key product to help us focus on affordability and climate compatibility, and continue to drive housing supply. In 2022, 56,787 units were delivered through leveraging MLI Flex and Select products

Financial metrics and ratios



Mortgage Insurance

(in percentages)	2022	2021
Loss ratio[1,2]	5.5	(22.7)
Operating expense ratio	21.1	23.2
Combined ratio	26.6	0.5
Severity ratio	29.6	31.7
Return on equity	9.3	10.3
Return on required equity	10.6	14.8

[1] Loss ratio on transactional homeowner and portfolio products excluding multi-unit was 9.0% for the twelve months ended 31 December 2022 (-27.2% for the twelve months ended 31 December 2021).

[2] The loss ratio is calculated based on the insurance claims expense incurred over the period, which is estimated based on actuarial modelling of projected economic variables.

The combined ratio increased due to the combined effect of a higher loss ratio from higher insurance claims expense as explained previously partially offset by a decrease in the operating expense ratio mostly attributable to lower information technology costs.

The severity ratio decreased mainly driven by stronger sales proceeds.

Lower net income as a result of higher insurance claims expenses as explained previously has resulted in decreases in both return on equity and return on required equity ratios. In addition, the increase in required capital explained in the Capital Management section further decrease the return on required equity ratio.

(in millions, unless otherwise indicated)	Insurance-in-Force ($ billion)		Insured Volumes (units)		Insured Volumes ($)		Premiums and Fees Received[1]		Claims Paid[2]	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Transactional homeowner	179	193	64,266	73,104	21,748	21,795	773	773	57	117
Portfolio	84	94	36,221	22,717	10,404	6,559	42	25	7	8
Multi-Unit residential	136	114	178,172	168,344	34,170	28,171	860	1,004	-	14
Total	**399**	**401**	**278,659**	**264,165**	**66,322**	**56,525**	**1,675**	**1,802**	**64**	**139**

[1] Premiums and fees received may not equal premiums and fees deferred on contracts written during the period due to timing of receipts.

[2] Claims paid refers to the net cash amounts paid out on insurance claims. This amount does not include social housing mortgage and index-linked mortgage claims.

Insurance-in-force decreased by $2 billion due to run-off of existing policies-in-force insured exceeding the new loans. New loans insured were $66 billion, while estimated loan amortization and pay-downs were $68 billion.

Transactional homeowner unit volumes decreased as a result of rising mortgage rates coupled with higher house prices. Portfolio unit volumes increased in comparison to last year, due to efforts to increase CMHC's presence in the insured space to better support the market stability. Multi-unit residential unit volumes continue to increase mainly driven by increased demand in the MLI Select product which focuses on affordability, accessibility, and climate compatibility and attracts a lower premium.

Total insured dollars increased due to the increase in portfolio and multi-unit volume insurance as explained previously as well as a result of rising prices and higher construction costs in the multi-unit residential housing space. Despite the lower transactional homeowner unit volume, transactional homeowner insured dollars remained steady year-

2022 Annual Report 43

over-year due to the higher average unit price. The decrease of $127 million (7%) in total premiums and fees received is driven by the decrease in multi-unit residential as a result of the higher volumes in MLI Select which attract a lower premium. This decrease is partially offset by higher premiums and fees in portfolio as a result of higher volumes as explained previously. Although volumes are lower in transactional homeowner, premiums and fees received have remained stable due to an increase of loans with a higher loan-to-value ratio which carry a higher premium rate. Lower claims paid is mainly due to a decrease in transactional homeowner claims as lenders are recovering sufficient funds from the sale of the properties to cover losses as a result of higher house prices. 2022 2021 No. of Delinquent Loans Arrears Rate No. of Delinquent Loans Arrears Rate Transactional homeowner 2,920 0.34% 3,573 0.38% Portfolio 836 0.14% 956 0.14% Multi-Unit residential 108 0.38% 126 0.48% Total 3,864 0.25% 4,655 0.28% The arrears rate includes all loans more than 90 days past due as a percentage of outstanding insured loans for Transactional Homeowner and Portfolio, and includes all loans more than 30 days past due as a percentage of outstanding insured loans for Multi-unit residential. There were lower reported delinquencies in all regions except Ontario, which is consistent with employment and house price trends in Canada. 2022 Annual Report 44

Mortgage Funding What we do We promote stability in the Canadian financial system by providing access to funding for mortgages in all economic conditions. We do this by enabling approved financial institutions to pool eligible insured mortgages into marketable securities to be sold to investors. The sale of these securities generates funds for residential mortgage financing. How we do it We guarantee the timely payment of principal and interest of National Housing Act Mortgage-Backed Securities (NHA MBS) issued by approved financial institutions. We also guarantee Canada Mortgage Bonds (CMB) that are issued through the Canada Housing Trust. We are responsible for the administration of the covered bond legal framework, another source of mortgage funding that we administer on a cost-recovery basis. Our products National Housing Act Mortgage-Backed Securities Program Canada Mortgage Bonds Program Canadian Registered Covered Bond Program Provides approved financial institutions with efficient access to mortgage financing in the form of amortizing securities. Provides approved financial institutions with efficient and stable access to mortgage funding through the issuance of marketable bullet bonds (principal paid at maturity). Canada Mortgage Bonds are issued through the Canada Housing Trust, with proceeds used to purchase National Housing Act Mortgage-Backed Securities. Enables Registered issuers to issue debt instruments backed by pools of uninsured Canadian residential mortgages to investors. We guarantee the timely payment of principal and interest payments to investors, which represents the full faith and credit of the Government of Canada. We operate this program on a cost-recovery basis. Issuance of Covered Bonds under the frameworks are not guaranteed by CMHC or the Government of Canada. 2022 Annual Report 45

The following table shows the share of outstanding mortgage credit by funding source and demonstrates the importance of our Mortgage Funding programs.

	All Mortgage Lenders		Large Banks		Other Mortgage Lenders	
(in percentages)	2022	2021	2022	2021	2022	2021
CMHC Securitization	22	24	13	14	53	55
Covered Bonds	11	10	13	13	3	3
Other funding sources	67	66	74	73	44	42

National Housing Act Mortgage-Backed Securities

In 2021, we introduced preferential guarantee fees for NHA MBS containing social housing loans or multi-family loans insured under the CMHC MLI Multi-Unit Flex product ("Affordability-Linked Pools"). Upon the launch of MLI Select in March 2022, we expanded the Affordability-Linked Pools' eligibility to include MLI Select with the affordability commitment. This targeted program enhancement supported the NHS by incentivizing lenders to provide cost-effective financing choices, helping increase the availability of affordable housing to people in Canada.

In May 2022, we launched four new NHA MBS pool types where the coupon is based on Canadian Overnight Repo Rate Average (CORRA). Previously, the Canadian Dollar Offered Rate (CDOR) had been the interest rate benchmark for floating-rate NHA MBS. This program enhancement supports the Canadian Alternative Reference Rate (CARR) committee's reform efforts and meets our mandate on promoting financial stability and facilitating market adoption of CORRA as a key financial benchmark.

In July 2022, we announced (effective January 2023) a modification to our NHA MBS allocation policy to provide more equitable access to mortgage funding via CMHC securitization programs. This policy was introduced to better align program objectives with CMHC overall strategy, furthering the support of financial stability, and promoting diversification of funding for mortgage lenders.

Canada Mortgage Bonds

In 2022, we continued to provide Affordability-Linked Pools with priority access to 10-year CMB funding. $7 billion of Affordability-Linked Pools received priority access to CMB funding, representing 45% of available 10-year CMB funding in 2022.

In May 2022, the Canada Housing Trust issued its inaugural floating-rate CMB with a coupon referenced off the CORRA. A total of $3.75 billion in floating-rate CMBs referenced off CORRA were issued in 2022. This CMB program enhancement supports the CARR committee's reform efforts and meet our mandate on promoting financial stability and facilitating market adoption of CORRA as a key financial benchmark.

Covered Bonds

In 2022, CMHC, as administrator for the legislative covered bond, monitored covered bond programs for our 10 registered issuers and completed regular program legal documentation reviews. We provided guidance on revised disclosure requirements that must be satisfied in order for Canadian registered covered bonds to continue to be eligible as Level 2A liquid assets in the European Union. Canadian issuers remain key participants in international covered bond markets and represent the largest non-European issuers by covered bond outstanding volume.

Financial metrics and ratios

Mortgage Funding

(in percentages)	2022	2021
Operating expense ratio	7.5	8.2
Return on equity	39.0	24.6

Operating expense ratio was lower, mainly due to an increase in guarantee and application fees earned as explained previously under Revenues and Expenses. Return on equity was higher, mainly due to a lower average equity, which is driven by a decrease in investment securities at fair value through other comprehensive income.

2022 Annual Report 46

(in millions, unless otherwise indicated)	Total Guarantees-in-Force ($ billion)		New Securities Guaranteed ($ billion)		Guarantee and Application Fees Received[1]	
	2022	2021	2022	2021	2022	2021
National Housing Act Mortgage-Backed Securities (NHA MBS)	216	202	147	144	798	841
Canada Mortgage Bonds (CMB)	255	259	40	40	164	167
Total	471	461	187	184	962	1,008

[1] Guarantee and application fees received for *National Housing Act* Mortgage-Backed Securities; guarantee fees received for Canada Mortgage Bonds.

Total guarantees-in-force represents the maximum principal obligation related to our timely payment guarantee. Guarantees-in-force were $471 billion as at 31 December 2022, an increase of $10 billion (2%). The increase is attributable to the rising interest rate environment in 2022 compared to 2021 leading to lower liquidations of existing pools.

Guarantee and application fees received decreased by $46 million (5%), whilst new securities guaranteed increased by $3 billion (2%) compared to last year. We had a higher issuance of affordability linked mortgage (ALM) pools this year, which caused the issuers to reach their $9 billion limit at a slower rate. Since ALM pools are subject to lower fees and pools issued beyond the $9 billion limit are subject to higher fees, we had a lower average fee rate for the year.

Our annual limit remains unchanged on NHA MBS ($150 billion) and on CMB ($40 billion) in 2022.



2022 Annual Report 47

Housing and Research Policy    What we do We accelerate housing affordability through data, research, market insights and evidence-based policy. How we do it We conduct research and analysis to better understand current and future challenges of the housing system, barriers to housing affordability and households in core housing need, while recognizing the unique needs of Indigenous and racialized Canadians. We create housing solutions to current and future challenges in the housing system with a focus on economic, environmental and social vulnerabilities. We also strengthen CMHC’s leadership in the housing system by offering bold insights that influence others to act. Our Activities Policy We provide evidence-based policy advice to government and share policy expertise with housing partners, stakeholders and all orders of government to improve housing outcomes for everyone in Canada. Data, Research and Insights We identify and respond to information gaps to better understand housing affordability and needs, for everyone in Canada. Policy Working to improve affordability calls for strong policies informed by robust research. CMHC takes a coordinated and collaborative approach to housing policy that includes many federal partners, as well as other orders of government, Indigenous governments and partners, housing providers and stakeholders, and people with lived experience. This approach leads to more responsive housing solutions and amplifies our efforts across the housing continuum, from supporting those most in need to homeowners wanting to make their home more energy efficient. Canada’s housing system is complex and all orders of government play an important role in addressing housing challenges affecting people living in Canada.

As primary partners in housing, provinces, territories and the federal government have shared responsibility, and complementary roles, for housing. Through the Federal/Provincial/Territorial (FPT) Forum on Housing, we have continued to work with the provinces and territories to share knowledge, help inform decision-making, monitor the state of housing in Canada, and identify priorities. Our work on the Forum is also helping to inform future housing policy. We hosted several workshops with the provinces and territories to seek their views, advice, and support on the development and delivery of key federal housing programs, including the Housing Accelerator Fund (HAF), the Rapid Housing Initiative (RHI) and the National Housing Co-Investment Fund (NHCF). We co-hosted the National Housing Supply Summit held on 24 February 2022 with the Federation of Canadian Municipalities (FCM). Over 300 participants representing all orders of government, Indigenous organizations, private developers and non-profit housing associations participated. The prevalent theme was the need for greater intergovernmental cooperation and process improvements to reduce the time it takes for housing providers to get affordable housing projects approved.    Data, Research and Insight We recognize the importance of understanding the root causes behind financial, social, and environmental vulnerabilities and their effect on the housing system. It is critical that housing participants have access to reliable data, research and insights to help inform sound policy and program decisions. Here are some highlights of the work we undertook in 2022 that focused on deepening our understanding of housing needs and other market dynamics: • Housing Shortages in Canada: Solving the Affordability Crisis: Research to estimate the magnitude of the housing supply challenge in Canada that highlighted the need for an additional 3.5 million homes beyond predicted supply trends to restore housing affordability in Canada. • Rental Market Survey: The data collection process was updated to allow comparison of rents for newly leased units to rents for long term occupied units, which enables deeper understanding of rents, including differences in costs for new and long-term renters. • The Housing Supply Report and the Report on Labour Capacity Constraints and Supply Across Large Provinces in Canada: Targeted analyses show that current housing supply gaps are complex and cannot be addressed through subsidies alone.    In 2022, we began to develop a Corporate Data Program (CDP) to address gaps in data governance and to optimize the way we use data at CMHC. The goal of the CDP is to improve the way in which CMHC collects, manages and shares data. This, in turn, will improve our data analysis, evidence-based decision making, and the quality and availability of housing market data. It will also enhance our data privacy and security measures.

SPOTLIGHT Big Dreams – Tiny Homes Micro-home community addresses housing crisis and builds pride The 12 Neighbours micro-home community in New Brunswick is changing the course for people experiencing homelessness in Fredericton. When complete, the development at Two Nations Crossing will include 96 homes arranged in 8 neighbourhood blocks. Each home will include a full kitchen, 3-piece bathroom, living space with cathedral ceilings, storage space and a private yard. The 12 Neighbours community was created by Marcel Lebrun. A successful tech executive and entrepreneur in the Maritimes, Marcel became concerned with poverty reduction and the region’s affordable housing crisis. He travelled around North America researching the best models to help people find their way out of poverty. He also volunteered in and visited low-income neighbourhoods to ask people what they need. Marcel’s research led him to tiny homes, and an overall focus on development, rather than relief. The 12 Neighbours poverty reduction strategy has 3 parts: investing in permanent housing; personal development, and progressive employment. A social enterprise centre will include a café and retail store. A construction space will provide residents with hands-on training in the trades and an opportunity to be directly involved in the construction of their own homes. Training and employment in various aspects of the food and retail industries and entrepreneurship will also be available. Marcel wants to create more than housing. He wants to build a community that provides opportunity, dignity and a sense of pride. With 39 homes already complete, some residents have already moved in, including Al Smith, the “mayor” of 12 Neighbours who was living in a tent with his fiancée and now has a permanent home and employment with the 12 Neighbours Print Lab. As the project moves toward completion, Marcel looks forward to welcoming more residents to the community and providing a safe space where people can grow, heal and look forward to a brighter future. CMHC contributed to this project through the CMHC – New Brunswick Bilateral Agreement under the National Housing Strategy and through the National Housing Co-Investment Fund.

Housing Innovation

We work with a broad range of housing system participants to conceive, prototype and experiment with solutions to complex housing issues. To improve housing system outcomes, we look to mobilize knowledge and scale impactful ideas. We pursue new partnerships and evolve existing ones to foster innovation in the housing system that will lead to more affordable housing.

Examples of projects that we are investing in:

The Housing Supply Challenge

This initiative invites citizens, housing experts and housing organizations from across Canada to propose innovative solutions to the barriers that limit the housing supply. The challenge will distribute $300 million in funding over 5 years and over 6 rounds.

2022 HIGHLIGHTS

Rounds 3 and 4 were both launched in 2022. Applications for Round 3, "Northern Access," were closed in June and are currently being implemented. Round 4, "Innovative Construction for Housing Affordability," was launched in December.

SparrowShare

Our investment in Sparrow, a digital platform to match people in need of housing and people with available space, was launched in select Canadian markets in 2022. This initiative could ease pressure on the housing system if it can be scaled.

2022 HIGHLIGHTS

SparrowShare achieved its target of 100 matches in 2022 since its launch in January 2022. This has unlocked previously empty bedrooms at rents below average market rents.

Capital Connect

We continued to design and build Capital Connect, an external, digitally enabled marketplace that will provide tools, information and capacity-building supports to developers and investors in affordable housing. Capital Connect remains a key innovation focus area to help develop an ecosystem of partners to create new and preserve existing affordable housing.

2022 HIGHLIGHTS

The proof-of-concept platform was launched in select provinces in December 2022, focusing on connecting developers and investors who share an interest in developing affordable housing.

World Urban Pavilion The Pavilion is the result of a strategic collaboration between the Urban Economy Forum and UNHabitat, with support from CMHC and The Daniels Corporation. Based in Toronto’s Regent Park, it aspires to become a global knowledge hub that shares best practices, promotes research, and conducts social and institutional innovations in sustainable urban development. 2022 HIGHLIGHTS The Pavilion was launched in April 2022. It is the home of 100+: Canada’s Profile on Urban Sustainable Development Goals, a national project that identifies, catalogues, and assesses already existing sustainable development innovations in Canadian cities, towns, and communities. Many of the innovations that the project will highlight were made possible through the National Housing Strategy, and it will demonstrate the impact the Strategy has had in finding innovation solutions. Inclusive Local Economic Opportunities (ILEO) We are participating in ILEO, an initiative launched by the United Way Greater Toronto Area and Bank of Montreal that is looking for innovative ways to ensure inclusive opportunities within the Greater Golden Mile, a Toronto neighbourhood that is undergoing rapid development. The goal of our work with ILEO is to explore new ways to deliver more affordable housing and ensure the existing rental stock’s affordability is both preserved and updated to promote climate resiliency. 2022 HIGHLIGHTS We are convening a multi-sectoral group of stakeholders to advise on how we could motivate and enable private building owners in the Greater Golden Mile to undertake deep retrofits in a manner that meets climate objectives, maintains housing security and preserves affordability for tenants. 3D Printing Construction We served as a funding partner with Habitat for Humanity Windsor-Essex in a multi-player collaboration to build the first 3D printed homes for residential use in Canada. The University of Windsor led the research initiative to learn more about how this technology could potentially shorten construction times and, over time, reduce costs. This project is a testament to innovation and partnership in coming together to test emerging technologies to build more affordable housing in Canada. 2022 HIGHLIGHTS This technology was used to construct an accessible, net-zero ready, four-plex design. These homes will be used by The Bridge Youth Resource Centre to provide attainable housing for singles and couples in Leamington.

SPOTLIGHT Shared vision leads to new homes CMHC’s partnership with credit union tackles housing affordability Tackling housing affordability in Canada’s largest urban centres calls for innovative, new ideas – and that’s what two colleagues in Vancouver delivered. Their outside-the-box approach enabled their organizations to collaborate on a $6 million investment towards affordable housing for the Lower Mainland. CMHC client solutions advisor Lance Jakubec had been tasked with helping external partners to understand the National Housing Strategy’s Affordable Housing Innovation Fund, guiding them through the application process and ultimately, helping to build more affordable housing. Lance had crossed paths with Vancity’s senior manager, community investment Kira Gerwing at several conferences when the idea struck. Familiar with Vancity’s mandate to increase the supply of affordable housing, Lance reached out with the idea to collaborate through the Innovation Fund. A year after Lance and Kira’s initial discussion, CMHC was able to provide a $6 million dollar investment into Vancity’s Pre-Construction Equity Loan Fund. The renamed Vancity Affordable Housing Accelerator Fund provides patient, flexible and low-interest loans to not-for-profit affordable housing projects throughout the Lower Mainland. “Anything new and innovative requires a lot of work and collaboration by people who are client-focused and solution-oriented,” says Lance. “That’s our Innovation Fund team! It’s thanks to their dedication that we were able to finalize and deliver this investment in such a short turnaround.” Between 2018 and mid-2020 the Accelerator Fund disbursed $12 million in financing, facilitating the creation of 2,500 rental homes. Since the fund’s inception in 2011, it has contributed to more than 4,000 units. “It’s a true win-win-win,” says Lance. “We’re driving towards our mandate, Vancity is driving towards theirs, the non-profits are receiving assistance and together, we’re delivering affordable housing units that people can call home.” One of the first projects to be funded was Aspen. The 145-unit project created by Catalyst Community Developments received $500,000 in pre-construction financing, filling a funding gap during a critical early development stage. This funding enabled Vancity to secure additional partnerships which allowed the project to evolve into a 9-storey mixed-use development offering a mix of studio, 1-, 2- and 3-bedroom units. Aspen also received $48.5 million through the Rental Construction Financing initiative, a National Housing Strategy program that supports rental housing construction projects. Now complete and fully occupied, Aspen is providing much-needed rental housing for families and individuals in one of Vancouver’s most vibrant neighbourhoods.

Risk Management To succeed, CMHC has to take some risks. That’s why proactive    risk management is key to our work. Our Enterprise Risk Management Framework Our Enterprise Risk Management Framework (ERMF) is a comprehensive enterprise-wide approach to identify, assess, and manage risks based on CMHC’s risk appetite and within the context of our internal and external risk environment. The ERMF is designed to support us in reaching our strategic and business objectives and to reinforce an effective risk culture. The ERMF is structured around the following four key dimensions of our risk culture and helps us effectively manage the risks present in the financial system affecting housing and our business activities in both normal times and times of crisis: 1) Risk governance Our corporate governance structure, including our three lines risk governance model, and risk frameworks and policies ensure that risk management practices are embedded in our day-to-day business activities. Senior Management and the Board of Directors oversee risk management activities at CMHC and ensure that appropriate systems, policies and procedures are in place to identify and manage our principal risks. 2) Risk appetite Our Risk Appetite Framework (RAF) is aligned with our strategic, capital and financial objectives as well as our performance targets. The RAF provides a common approach to manage risk across all levels of the organization in pursuit of our mandate and objectives. It helps management and employees understand and assess the level of risk we are able and willing to take. 3) Risk management programs Our risk management programs ensure that we are able to operate and deliver on our objectives as the external environment continues to evolve. We ensure that internal and external risks to CMHC are identified, managed and incorporated in our risk management process. 4) Risk behaviour: risk management is everyone’s responsibility Our goal is that every CMHC employee takes ownership of risks. Having a strong risk culture helps CMHC remain resilient during economic uncertainty.

Risk Environment and Risk Profile 2022 was categorized by a difficult economic environment to achieve our objectives. Economic and geo-political risks, including cost increases across the supply chain, inflation and a tight labour market continued to exacerbate housing affordability challenges and cause delays on the delivery of affordable units. We continued to focus on areas of heightened operational risk in recent years, including information and cybersecurity, and addressing increasing expectations related to environmental, social and governance outcomes. Despite these challenges, we remained financially resilient to economic headwinds and our financial risks (liquidity, market and credit) remained low and well managed. Stress Testing Our corporate-wide stress testing (CWST) program is forward looking and responsive to emerging events. For the 2022 CWST program, we developed scenarios with a focus on financial and macroeconomic stress events. The results suggested that even under severe scenarios we would have the financial capacity to meet our objectives.

Climate Change    Climate change is transforming our economy and has significant implications for housing affordability. Decades of gradual climate changes have elevated the risks of increased extreme weather events, such as floods, fires, heatwaves, etc., and exposed housing to rising costs related to building, retrofitting, maintaining and repairing. To reduce the environmental impact of housing, all players in the housing system must focus on designing and building sustainable housing and communities. At CMHC, we are committed to doing our part towards housing affordability in a way that is climate compatible and resilient, and promotes stability and sustainability in Canada’s housing system.

“To reduce the environmental impact of housing, all players in the housing system must focus on designing and building sustainable housing and communities.”

We have established and advanced the following multi-year initiatives to evolve our policies, programs and corporate capabilities to help build a future where housing and communities are the heart of a transformation to a low-carbon and climate-resilient economy:    Climate-related housing data has been identified as a foundational challenge to understanding the problem and developing solutions to housing sustainability, equity and affordability. Housing & Climate Change Data Integration Objective/Goal Housing decisions, solutions, and programs are underpinned by robust climate data on residential properties across Canada. Achievement • We collaborated with the financial industry and government partners to share knowledge, understand needs and explore ways to advance climate data and analytics within the financial services industry. • A methodology was developed to quantify climate compatibility and resilience at the property level. This initiative seeks opportunities to reduce the energy consumption and related carbon emissions of new and existing multi-unit housing, and ensure this critical source of housing stock, including of affordable housing, continues to adapt and remain resilient to the impacts of climate change. Multi-Unit Housing Climate Compatibility Objective/Goal Multi-unit housing stock (new build and retrofit) is carbon neutral, and climate change resilient. Achievement • We worked with key governmental, non-profit and private sector partners and industry experts to identify the support and financial tools needed to motivate and enable private building owners to undertake deep retrofits of their existing rental buildings while preserving affordable rents for their tenants. • We have enhanced the climate compatibility or energy efficiency objectives in our new and existing programs and products.

Climate Partnerships    & Community Development Objective/Goal Barriers to climate compatible community planning and development are removed. • increased density • less car-oriented, and, • improved resiliency to floods, fire, and heat. Achievement • We gained insight on the relationship between planning decisions, climate impact, and affordability, as well as the barriers that communities must address in order to support climate compatible planning and development. • We also mapped out the current state of resources, data, and tools available to communities to incorporate climate considerations into planning and development processes. • Building on such analyses, we have begun to identify where and how we can enable communities to make climate compatible and resilient decisions. The insight, for example, helped inform the design of the Housing Accelerator Fund (HAF) with the aim to help cities grow housing supply while enabling climate compatibility and long-term affordability for both residents and local governments. Climate Resilient Housing Finance Solutions Objective/Goal Housing finance solutions are implemented to address climate-related hazards, promote financial stability and advance housing affordability. Achievement We collaborated with Public Safety Canada on the Task Force on Flood Insurance and Relocation and explored solutions for low-cost flood insurance for residents of high-risk areas and considered strategic relocation in areas at the highest risk of recurrent flooding. In August 2022, the Task Force published the report Adapting to Rising Flood Risk: An Analysis of Insurance Solutions for Canadians.    Community planning and development has major impacts on climate compatibility, equity, and affordability at the individual and system-level.    CMHC is exploring housing finance solutions to address climate-related risks such as floods or other risks in order to promote climate resilient affordable housing and financial stability.

Climate Risk Framework & Task Force on Climate-related Financial Disclosures (TCFD) In 2017, the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) published a climate-related risk management and disclosure framework to help companies and other organizations to develop more effective climate-related financial disclosures through their existing reporting processes. The Government of Canada, through Budget 2021, required large Crown Corporations with over $1 billion in assets to adopt TCFD recommendations and report on climate-related financial risks, starting in 2022. We had already started providing these disclosures in our 2019 annual report, and expanded our disclosures in 2022. Refer to the TCFD section of this annual report. Consultation on expectations to advance climate risk management through Guideline B-15 In May 2022, OSFI launched an industry consultation with the publication of a draft guideline B-15: Climate Risk Management. The draft guideline proposes a prudential framework that is more climate sensitive and recognizes the impact of climate change on managing risk. It sets the stage for OSFI’s expectations of federally regulated financial institutions. The final guideline is expected to be released in the first quarter of 2023.

Looking to 2023 Ahead    We are working on the following that will carry through in 2023: Deliver on federal investments committed in Budgets 2021 and 2022 The new investments in housing and adjustments to existing housing programs announced in Budgets 2021 and 2022 pending required approvals in 2023 are as follows: • $4 billion over five years, to launch a new Housing Accelerator Fund.    The Fund is to be flexible to the needs and realities of cities and communities and could include support for more, faster development approvals and upfront funding for investments in municipal housing planning and delivery processes that will speed up housing development. • $300 million from the Rental Construction Financing Initiative (RCFi) will be allocated to support the conversion of vacant commercial property into housing. • $2.9 billion in funding, under the National Housing Co-Investment Fund, advanced so that all remaining funds will be spent by 2025-26. This will accelerate the creation of up to 4,300 new units and the repair of up to 17,800 units for the Canadians who need them most. Taking lessons from the Rapid Housing Initiative, the National Housing Co-Investment Fund will be made both more flexible and easier to access, including with more generous contributions and faster approvals. • $500 million of funding from the National Housing Co-Investment Fund to launch a new Co-operative Housing Development Program aimed at expanding co-op housing in Canada. This new program will be co- designed with the Co-operative Housing Federation of Canada and the co-operative housing sector. • Additional $1 billion in loans to be reallocated from the RCFi to support coop housing projects. With the largest investment in building new co-op housing for more than 30 years, an estimated 6,000 units will be constructed. The Office of the Auditor General of Canada issued its report on Chronic Homelessness in November 2022. The report included recommendations, responses, and planned actions from CMHC. Work to address these recommendations is underway and will be implemented in 2023.

Office of the Superintendent of Financial Institutions (OSFI) guidelines Consultation on guideline B-20: Residential Mortgage Underwriting In January 2023, OSFI released a consultative document on Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures). The document focuses on debt serviceability measures and seeks stakeholder input on a set of proposed measures that OSFI could pursue to address heightened mortgage lending risks arising from high household indebtedness. OSFI is conducting this assessment to ensure the guideline remains clear and fit for purpose. The focus of the consultation is on three topics including loan-to-income and debt-to income restrictions, debt service coverage restrictions and interest rate affordability stress tests. Feedback from this consultation will inform proposed revisions to Guideline B-20, which will be issued for public consultation in the form of a draft guideline at a future date. Advisory on Minimum Qualifying Rate for Uninsured Mortgages In December 2022, OSFI announced that the minimum qualifying rate (MQR) for uninsured mortgages will remain the greater of the mortgage contract rate plus 2 per cent or 5.25 per cent. The MQR is a minimum interest rate that is applied in debt service coverage ratio calculations to test the borrower’s ability to afford higher debt payments in the event of negative shocks to income, or increases in interest rates or expenses. As part of the B-20 Guideline consultation, OSFI is exploring design elements that could lead to more risk-sensitive tests of affordability, and that could better respond to risks arising from high household indebtedness. Consultation on pension investment risk management In March 2022, OSFI released a consultation paper on pension investment risk management, which introduces principles for the management of investment risk that OSFI believes are relevant for federally regulated pension plans. These expectations cover four areas: independent risk oversight, risk appetite and risk limits, portfolio and risk reporting, and valuation policies and processes. In the fourth quarter of 2022, OSFI communicated a summary of feedback to the    consultation paper and next steps. OSFI will collaborate with Canadian Association of Pension Supervisory Authorities’ (CAPSA’s) Risk Management Guideline Committee to develop guidance on setting principles for the management of investment risk. There will be further opportunity to comment on the draft guidance before it is finalized. We do not expect this proposal to have a direct impact on our financial statements, but, as the CMHC pension plan sponsor, we will closely monitor any developments. Guideline on capital, leverage and liquidity returns assurance In November 2022, OSFI released a new guideline on capital, leverage and liquidity returns assurance. This guideline sets out OSFI’s assurance expectations for capital, leverage and liquidity returns. The guideline seeks to inform external auditors and institutions on the work to be performed on their regulatory returns in an effort to enhance and align OSFI’s assurance expectations across all federally regulated financial institutions (FRFIs). Regulatory returns are key contributors to assessing the safety and soundness of a FRFI. OSFI expects review and senior management attestation on the accuracy and completeness of the MICAT Cover schedule on a quarterly basis, beginning fiscal 2024. In addition, OSFI expects internal auditors to evaluate and opine on the effectiveness of the processes and internal controls in place for the MICAT, including related systems effective beginning fiscal 2023, at least once every three years based on Federally Regulated Insurers (FRI’s) frequency of review. Lastly, beginning fiscal 2025, OSFI expects external auditors to annually evaluate and opine on MICAT related calculations to ensure they have been prepared in accordance with the appropriate regulatory framework and are free of material misstatements. Consultation on third-party risk management through a revised Guideline B-10 In April 2022, OSFI released a revised draft guideline B-10 setting its expectations around enhanced third-party risk management for public consultation. The draft guideline recognizes that the financial industry has been leveraging third-party agreements for a long time to seek efficiency, innovation, and other process improvement objectives. A more comprehensive set of third-party risks is captured within this recent draft with the objective of enhancing operational and financial resilience. As at 31 December 2022, the final guideline has not been issued.

OSFI letter on revisions to Guideline E-23 (Model Risk Management) In May 2022, OSFI announced it will expand the scope of Guideline E-23 to address emerging risks and to clarify OSFI’s expectations that all FRFIs and Federally Regulated Pension Plans (FRPPs) appropriately assess and manage model risks at the enterprise level. OSFI plans to launch a consultation on Guideline E-23 in March 2023, with final guidance planned for publication by the end of 2023 and target implementation by June 2024. New Guideline B-13 for technology and cyber risk management In July 2022, OSFI released its final Guideline B-13 which sets out OSFI’s expectations for how FRFIs should manage technology and cyber risks such as data breaches, technology outages and more. The final Guideline B-13 will be effective as of 1 January 2024. The impacts of the changes on our business activities have been assessed. In 2023, we will be working toward implementing the required changes. Advisory on Mortgage Insurer Capital Adequacy Test Revisions for Variable Rate Mortgages In 2022, OSFI issued an advisory that applies to all Canadian mortgage insurance companies. It implements administrative interpretations to the MICAT with respect to the determination of requirements for Variable Rate Mortgages (VRMs) and Adjustable Rate Mortgages (ARMs). In an environment of increasing interest rate, the amortization period of some VRMs and ARMs mortgage loans are being temporarily extended where mortgage payments are fixed. The advisory caps amortization periods to 40 years in determining required capital. This Advisory will remain in effect until such time as the guidance contained within is incorporated into the MICAT guidelines or otherwise suspended by revised guidance. Draft Tax Legislation on Excessive Interest and Financing Expenses Limitation On 3 November 2022, the Department of Finance released updates on the draft Excessive Interest and Financing Income Limitation (EIFEL) legislation introduced on 4 February 2022, based on submissions to the original draft. The EIFEL rules are aimed at limiting the amount of interest and other financing expenses that businesses may deduct for income tax purposes based on a proportion of earnings, interest, taxes, depreciation and    amortization. The proposed legislation is broadly in line with the recommendations in the Action 4 report set out by the Organization for Economic Cooperation and Development in respect of its Base Erosion and Profit Shifting Initiative. Based on the latest updates, the EIFEL rules are now proposed to apply in respect of taxation years beginning on or after 1 October 2023, rather than 1 January 2023, as initially proposed. Based on the latest draft legislation, CMHC would be excluded from the application of the EIFEL rules. Final Mortgage Insurer Capital Adequacy Test (MICAT) Guideline In 2022, OSFI released its final MICAT guideline that reflects the transition to International Financial Reporting Standards (IFRS) 17 Insurance Contracts for fiscal years beginning on or after 1 January 2023. As part of this updated guideline, OSFI has made changes to adapt the guideline to IFRS 17, to introduce capital requirements on loss components of the insurance contract, and to specify credit risk requirements in a manner consistent with IFRS 9 Financial Instruments terminology. This guideline will be effective as of 1 January 2023. We expect the implementation of IFRS 17 and this Guideline to decrease our MICAT ratio on transition, as described on the next page under “IFRS 17 Insurance Contracts – effective date of 1 January 2023”.

IFRS 17 Insurance Contracts – effective date of 1 January 2023 In May 2017, the International Accounting Standards Board (IASB) issued IFRS 17 Insurance Contracts, which will replace IFRS 4 Insurance Contracts. The effective date of IFRS 17 has been established as 1 January 2023 following a two-year deferral. We have a multi disciplinary team dedicated to this new accounting standard and continue to progress towards implementing it. Based on preliminary data, we expect our earnings patterns to be slower than those under IFRS 4 as recognition of Contractual Service Margin (CSM or profit to be earned in the future) is now linked to severity of claims rather than historical claims patterns. This differing methodology to establish profit recognition patterns is expected to be more dynamic as it is linked to economic factors such as property values and the projected outstanding balance of the underlying mortgage. Additionally, under IFRS 17, more claims-related operating expenses will be included in the deferred acquisition costs resulting in lower operating expense and operating expense ratio. The combined impact is expected to result in a lower net income, return on equity and return on required equity ratio. We will apply IFRS 17 retrospectively and have made the decision to apply the fair value approach for insurance contracts underwritten prior to 2021. On transition we are anticipating our insurance contract liabilities to decrease with a corresponding increase in equity, as a result of differences in the fair value of what a market participant would expect. We have estimated the impact of the initial application of IFRS 17 to be less than 1% of total equity as at 1 January 2022. • Adopting IFRS 17 will result in changes in the financial statement line items description on both the consolidated balance sheet and the consolidated statement of income and other comprehensive income. We have included additional information in Note 3 of our consolidated financial statements. Bill C-32, which includes the tax measures resulting from the implementation of IFRS 17, received Royal Assent on 15 December 2022, and will be effective for taxation years beginning after 2022. Pursuant to the tax measures, the CSM will not be a fully deductible reserve for income tax purposes, allowing only 10% of the CSM to be deductible. This will result in substantial income tax liabilities in the foreseeable years and a substantial balance of deferred tax assets, starting with 2023 until our book of business passes through a full lifecycle under the new requirements. Transitional adjustments resulting from the initial application of IFRS 17, including the CSM balance as of 1 January 2023, will be reported in taxable income over a five-year period. The projected significant deferred tax assets will impact the MICAT ratios, the full extent of which is still being analyzed. We expect a potential 3-7% decrease in our MICAT ratio on transition due to the fair value adjustments. The adjustments will increase our capital required. We are also projecting lower MICAT ratios in future years as our deferred tax asset balance is expected to grow substantially as CSM increases, both through new business written and CSM transition tax is paid over a five-year period. A portion of the deferred tax asset (10%) will be required to be added to required capital to the extent recoverable from income taxes paid in the three immediate proceeding years. Any excess deferred tax asset must be fully deducted from available capital.

Consolidated Financial

Statements

Management’s Responsibility for Financial Reporting	66

Independent Auditors’ Report	67

Consolidated Balance Sheet	69

Consolidated Statement of Income and Comprehensive Income	70

Consolidated Statement of Equity of Canada	71

Consolidated Statement of Cash Flows	72

Notes to Consolidated Financial Statements	73

1. Corporate Information	73

2. Basis of Preparation and Significant Accounting Policies	73

3. Current and Future Accounting Changes	85

4. Critical Judgments in Applying Accounting Policies and Making Estimates	94

5. Segmented Information	97

6. Government Funding and Housing Programs Expenses	100

7. Mortgage Insurance	101

8. Mortgage Funding	107

9. Structured Entities	108

10. Capital Management	109

11. Fair Value Measurement	112

12. Cash and Cash Equivalents	118

13. Investment Securities	119

14. Loans	121

15. Borrowings	125

16. Derivatives	127

17. Financial Instruments Income and Expenses	129

18. Market Risk	130

19. Credit Risk	133

20. Liquidity Risk	137

21. Accounts Receivable and Other Assets	139

22. Investment Property	139

23. Accounts Payable and Other Liabilities	140

24. Pension and Other Post-Employment Benefits	140

25. Income Taxes	146

26. Related Party Transactions	148

27. Commitments and Contingent Liabilities	149

28. Operating Expenses	150

29. Current and Non-Current Assets and Liabilities	151

30. Comparative Figures	151

31. Subsequent Event	151

2022 Annual Report	65

Management’s Responsibility for Financial Reporting Year ended 31 December 2022 Management is responsible for the integrity and objectivity of the consolidated financial statements and related financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and, consequently, include amounts which are based on the best estimates and judgment of Management. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements. In carrying out its responsibilities, Management maintains appropriate financial systems and related internal controls to provide reasonable assurance that financial information is reliable; assets are safeguarded; transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and Government directives; resources are managed efficiently and economically; and operations are carried out effectively. The system of internal controls is assessed by internal audit, which conducts periodic audits of different aspects of the operations. The Board of Directors, acting through the Audit Committee whose members are neither officers nor employees of the Corporation, oversees Management’s responsibilities for financial reporting and internal control systems. The Board of Directors, upon the recommendation of the Audit Committee, has approved the consolidated financial statements. Ernst & Young LLP and the Auditor General of Canada have audited the consolidated financial statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters. Romy Bowers President and Chief Executive Officer 23 March 2023 Michel Tremblay, CPA, CA Chief Financial Officer and Senior Vice President, Corporate Services 2022 Annual Report 66

INDEPENDENT AUDITORS’ REPORT

To the Minister of Housing and Diversity and Inclusion

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Canada Mortgage and Housing Corporation and its subsidiary (the Group), which comprise the consolidated balance sheet as at 31 December 2022, and the consolidated statement of income and comprehensive income, consolidated statement of equity of Canada and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2022, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information.

The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2022 Annual Report	67

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the Canada Housing Trust or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Compliance with Specified Authorities

Opinion

In conjunction with the audit of the consolidated financial statements, we have audited transactions of Canada Mortgage and Housing Corporation coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act, the by-laws of Canada Mortgage and Housing Corporation, and the directives issued pursuant to section 89 of the Financial Administration Act.

In our opinion, the transactions of Canada Mortgage and Housing Corporation that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied on a basis consistent with that of the preceding year.

Responsibilities of Management for Compliance with Specified Authorities

Management is responsible for Canada Mortgage and Housing Corporation’s compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Canada Mortgage and Housing Corporation to comply with the specified authorities.

Auditors’ Responsibilities for the Audit of Compliance with Specified Authorities

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

Riowen Yves Abgrall, CPA, CA

Principal

for the Auditor General of Canada

Chartered Professional Accountants

Licensed Public Accountants

Ottawa, Canada

23 March 2023

2022 Annual Report	68

Consolidated Balance Sheet

As at 31 December

(in millions of Canadian dollars)	Notes	2022	2021

Assets

Cash and cash equivalents	12	2,649	1,525

Securities purchased under resale agreements		650	-

Accrued interest receivable		878	720

Investment securities:	13

Fair value through profit or loss		133	289

Fair value through other comprehensive income		18,043	19,982

Amortized cost		3,578	2,817

Derivatives	16	-	31

Due from the Government of Canada	6	-	363

Loans:	14

Fair value through profit or loss		469	500

Amortized cost		269,207	272,781

Accounts receivable and other assets	21	1,444	1,035

Investment property	22	402	314

Defined benefit plans asset	24	218	-

		297,671	300,357

Liabilities

Accounts payable and other liabilities	23	757	650

Accrued interest payable		818	612

Derivatives	16	87	50

Provision for claims	7	318	310

Due to the Government of Canada	6	6	-

Borrowings:	15

Fair value through profit or loss		374	475

Amortized cost		273,770	275,869

Defined benefit plans liability	24	166	250

Unearned premiums and fees	7, 8	9,138	8,684

Deferred income tax liabilities	25	270	247

		285,704	287,147

Commitments and contingent liabilities	27

Equity of Canada	10

Contributed capital		25	25

Accumulated other comprehensive income or (loss)		(900)	131

Reserve fund		17	29

Retained earnings		12,825	13,025

		11,967	13,210

		297,671	300,357

The accompanying notes are an integral part of these consolidated financial statements.

Derek Ballantyne	Romy Bowers

Chairperson	President and Chief Executive Officer

2022 Annual Report	69

Consolidated Statement of Income and Comprehensive Income

Year ended 31 December

(in millions of Canadian dollars)	Notes	2022	2021

Interest income	17	5,395	4,472

Interest expense	17	5,375	4,469

Net interest income		20	3

Government funding	6	3,408	3,668

Premiums and fees earned	7, 8	2,183	2,115

Investment income	17	388	343

Net gains on financial instruments	17	28	123

Other income		94	44

Total revenues and government funding		6,121	6,296

Non-interest expenses

Housing programs	6	3,061	3,359

Insurance claims		78	(317)

Operating expenses	28	731	693

Total expenses		3,870	3,735

Income before income taxes		2,251	2,561

Income taxes	25	565	637

Net income		1,686	1,924

Other comprehensive loss, net of tax

Items that will be subsequently reclassified to net income

Net unrealized losses from debt instruments held at fair value through other comprehensive income		(1,019)	(347)

Reclassification of gains on debt instruments held at fair value through other comprehensive income on disposal in the year		(12)	(129)

Total items that will be subsequently reclassified to net income		(1,031)	(476)

Items that will not be subsequently reclassified to net income

Remeasurement gains on defined benefit plans	24, 25	282	267

Total other comprehensive loss, net of tax		(749)	(209)

Comprehensive income		937	1,715

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statement of Equity of Canada

Year ended 31 December

(in millions of Canadian dollars)	Notes	2022	2021

Contributed capital		25	25

Accumulated other comprehensive income (loss)

Balance at beginning of year		131	607

Other comprehensive loss		(1,031)	(476)

Balance at end of year		(900)	131

Reserve Fund

Balance at beginning of year		29	55

Net loss		(12)	(26)

Balance at end of year	10	17	29

Retained earnings

Balance at beginning of year		13,025	15,888

Net income		1,698	1,950

Other comprehensive income		282	267

Dividends	10	(2,180)	(5,080)

Balance at end of year		12,825	13,025

Equity of Canada	10	11,967	13,210

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statement of Cash Flows

Year ended 31 December

(in millions of Canadian dollars)	Notes	2022	2021

Cash flows from (used in) operating activities

Net income		1,686	1,924

Adjustments to determine net cash flows from operating activities

Amortization of premiums and discounts on financial instruments		81	135

Net gains on financial instruments		(161)	(289)

Deferred income taxes		50	27

Depreciation, amortization and impairment of fixed and intangible assets		29	54

Net unrealized gains on investment property	22	(88)	(31)

Changes in operating assets and liabilities

Derivatives		68	128

Accrued interest receivable		(158)	(6)

Due from the Government of Canada		369	(55)

Accounts receivable and other assets		(101)	46

Accounts payable and other liabilities		112	(66)

Accrued interest payable		206	39

Provision for claims		8	(425)

Defined benefit plans		35	5

Unearned premiums and fees		454	663

Other		(4)	(12)

Loans	14

Repayments		46,344	40,259

Disbursements		(42,641)	(42,240)

Borrowings	15

Repayments		(55,553)	(47,613)

Issuances		53,875	51,108

		4,611	3,651

Cash flows from (used in) investing activities

Investment securities

Sales and maturities		9,368	14,006

Purchases		(9,694)	(13,539)

Foreign currency forward contract maturities

Receipts		310	559

Disbursements		(564)	(443)

Investment property	22

Additions		-	(2)

Disposals		-	-

Securities purchased under resale agreements		(650)	174

Property and equipment and intangible asset acquisitions		(77)	(102)

		(1,307)	653

Cash flows used in financing activities

Dividends paid	10	(2,180)	(5,080)

Change in cash and cash equivalents		1,124	(776)

Cash and cash equivalents

Beginning of year		1,525	2,301

End of year		2,649	1,525

Represented by

Cash		227	98

Cash equivalents		2,422	1,427

		2,649	1,525

Supplementary disclosure of cash flows from operating activities

Amount of interest received during the year		6,259	5,474

Amount of interest paid during the year		5,785	4,999

Amount of dividends received during the year		5	13

Amount of income taxes paid during the year		391	556

The accompanying notes are an integral part of these consolidated financial statements.

2022 Annual Report	72

Notes to Consolidated Financial Statements

Year ended 31 December 2022

1. Corporate Information

Canada Mortgage and Housing Corporation (CMHC, we, or us) was established in Canada as a Crown corporation in 1946 by the Canada Mortgage and Housing Corporation Act (CMHC Act) to carry out the provisions of the National Housing Act (NHA). We are also subject to Part X of the Financial Administration Act (FAA) by virtue of being listed in Part 1 of Schedule III, wholly owned by the Government of Canada (Government), and an agent Crown corporation. Our National Office is located at 700 Montreal Road, Ottawa, Ontario, Canada, K1A 0P7.

Our mandate, as set out in the NHA, is to promote the construction of new houses, the repair and modernization of existing houses, and the improvement of housing and living conditions. In relation to financing for housing, the NHA’s purpose is to promote housing affordability and choice; to facilitate access to, and competition and efficiency in the provision of, housing finance; to protect the availability of adequate funding for housing; and generally to contribute to the well-being of the housing sector. In addition, we have the following objectives in carrying out any activities related to mortgage insurance and guarantee programs and in administering the Canadian covered bond legal framework: (a) to promote the efficient functioning and competitiveness of the housing finance market; (b) to promote and contribute to the stability of the financial system, including the housing market; and (c) to have due regard to our exposure to loss. We deliver on our mandate through our reportable segments: Assisted Housing (AH), Mortgage Insurance (MI) and Mortgage Funding (MF).

Within the Public Accounts of Canada, our annual consolidated net income reduces the Government’s annual deficit; our consolidated retained earnings and accumulated other comprehensive income (AOCI) reduce the Government’s accumulated deficit.

As a Crown corporation, we have been issued the following directives pursuant to Section 89 of the FAA for which we are compliant:

•	P.C. 2008-1598, requiring due consideration to the personal integrity of those to whom we lend or provide benefits;

•	P.C. 2014-1380, to provide a 50:50 current service cost-sharing ratio between employees and employer for pension contributions for all members; and

•

P.C. 2015-1106, to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with those of Treasury Board of Canada Secretariat (TBS) in a manner consistent with our legal obligations and to report on the implementation of this directive in our next corporate plan.

2. Basis of Preparation and Significant Accounting Policies

Basis of preparation

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We have applied the same accounting policies consistently to all periods presented.

Our consolidated financial statements were approved by the Board of Directors on 23 March 2023.

Measurement basis

Our consolidated financial statements have been prepared on a going concern basis using a historical cost basis except for the following items in the consolidated balance sheet:

•	Financial assets at fair value through profit or loss (FVTPL) or fair value through other comprehensive income (FVOCI), as well as liabilities at FVTPL, are measured at fair value;

•	Investment property is measured at fair value;

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•	Defined benefit liabilities for post-employment benefit plans are recognized at the present value of the defined benefit obligations, net of the fair value of plan assets; and

•	Provision for claims is recognized on an actuarial present value basis.

Functional currency

Our consolidated financial statements are stated in millions of Canadian dollars, unless otherwise indicated, which is our functional currency.

Significant accounting policies

The following summarizes the significant accounting policies we use in the preparation of our consolidated financial statements.

Basis of consolidation

We consolidate our accounts with those of Canada Housing Trust (CHT), as we control its activities as described in Note 4.

Inter-segment balances and transactions have been eliminated.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in net gains (losses) on financial instruments. Purchases and sales of foreign securities and the related income are translated into Canadian dollars at the exchange rates prevailing on the respective dates of the transactions.

Government funding and housing programs expenses

Government funding

Government funding is recognized when there is reasonable assurance that it will be received and all attached conditions will be complied with. This is generally achieved when the recipient meets specific program criteria which permits us to make the related claim to the government.

Government funding earned, but not yet received, is included in due from the Government of Canada and Government funding received, but not yet earned, is included in due to the Government of Canada.

Housing programs expenses

Housing programs expenses are recorded on an accrual basis and those incurred, but not yet paid, are included in accounts payable and other liabilities.

Housing programs expenses that are operating in nature are included in operating expense.

Amounts advanced from us to proponents for which the relevant program expenses have not yet been incurred are recorded in Accounts Receivable and Other Assets.

Mortgage insurance

Product classification

We classify our mortgage insurance as an insurance contract as the lender faces uncertainty with regard to potential borrower default on a mortgage and therefore pays a premium to transfer the risk to us. If the borrower defaults, the claim is significantly larger than the actual premium. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire.

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Premium revenue earned and unearned premiums

Mortgage insurance premiums are due at the inception of the mortgage being insured, at which time they are deferred and included in unearned premiums and fees. Our mortgage insurance contracts are issued with amortization periods up to 50 years for multi-unit residential and 25 years or less for transactional homeowner and portfolio. Unearned premiums are recognized as revenue over the period covered by the insurance contract using earning factors which reflect historical claim occurrence patterns. The earning patterns are selected based on the principle that premiums are earned at the same rate as claims are expected to be incurred. Earning patterns are determined by product type and by amortization period. Approximately 75% of the premiums written for transactional homeowner and portfolio are recognized as premiums earned within the first five years of the insurance contract while for multi-unit residential, within the first eight years.

Unearned premiums represent the unamortized portion of the policy premiums for insured loans outstanding at the balance sheet date and therefore relate to claims that may occur from the balance sheet date to the termination of the insurance contract.

Provision for claims

The provision for claims represents an estimate for expected claims net of the related expected property sale proceeds, for defaults on insurance contracts that have occurred on or before the balance sheet date. This provision includes claims that are incurred but not reported (IBNR), claims that are incurred but not enough reported (IBNER), claims in process (CIP), and claims on loans made under social housing (SH) programs as well as loans financed by index-linked mortgages (ILM) under the Federal Co-operative Housing Program (SH and ILM). The provision takes into consideration the time value of money and includes an explicit provision for adverse deviation.

We have self-insured loans within Rental Construction Financing initiative (RCFi) and SH and ILM. We account for this provision in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and present it in accounts payable and other liabilities.

Provisions are reviewed and evaluated at each reporting period in light of emerging claim experience and changing circumstances. The resulting changes in the estimated provision for claims are recorded in insurance claims expense in the year in which they occur. For further details on the estimates and assumptions used to calculate the provision, see Note 4.

Insurance policy liability adequacy

Liability adequacy tests are performed at each balance sheet date as part of the actuarial valuation to ensure the adequacy of insurance policy liabilities, net of deferred acquisition costs (DAC) assets with respect to unearned premiums. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account. There is a premium deficiency if the outcome of the liability adequacy test exceeds the unearned premiums balance. In such a case, DAC assets are written off first, and insurance liabilities are increased for any difference with a premium deficiency immediately recognized in insurance claims expense.

Deferred acquisition costs

DAC generally consist of policy issuance costs relating to the underwriting of insurance contracts. A portion of the acquisition costs relating to the unearned premiums is deferred and amortized over the estimated lives of the relevant contracts using the same earning factors as the unearned premiums. DAC assets are included in accounts receivable and other assets and amortization is recorded in operating expenses.

Government of Canada fees for risk exposure

We pay fees to the Department of Finance to compensate for mortgage insurance risks. These fees are deferred in accounts receivable and other assets and recognized in operating expenses over the period covered by the insurance contract using the same earning factors as the unearned premiums. The fees are payable at the rate of 3.25% of premiums written during the year and an additional 0.1% on new portfolio insurance written.

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Net estimated borrower recoveries

We estimate the net borrower recoveries related to claims paid based on historical data in accordance with Canadian accepted actuarial practice on an annual basis. Changes to the estimated borrower recoveries balance are recorded in insurance claims expense in the year in which they are determined. Net estimated borrower recoveries are included in accounts receivable and other assets.

Timely payment guarantees (TPG)

Classification

Financial guarantee contracts are defined as contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due. We classify the TPG for National Housing Act Mortgage-Backed Securities (NHA MBS) and Canada Mortgage Bonds (CMB) as financial guarantee contracts. Such contracts remain financial guarantee contracts until all rights and obligations are extinguished or expire.

Recognition and measurement

TPG and application fees are initially recognized in unearned premiums and fees at fair value (the premium received). Subsequently, they are measured at the higher of i) the amount initially recognized less the amortization of guarantee and application fee revenue; and ii) the amount of the allowance for expected credit losses (ECL). The fees are recognized into premiums and fees earned on a straight-line basis over the expected life (typically the contractual life) of the related NHA MBS or CMB. All fees are received within five business days after the invoice date.

Government of Canada guarantee fees for risk exposure

We pay guarantee fees to the Department of Finance to compensate for TPG risks. These fees are deferred in accounts receivable and other assets and recognized in operating expenses on a straight-line basis over the period covered by the guarantee. These fees are payable at a rate of 0.075% of CMB issuances.

Financial instruments

Classification and measurement of debt instruments

The classification and measurement of debt instruments are based on the business model for managing the assets and whether contractual cash flows are solely payments of principal and interest (SPPI).

Business model assessment

The business model reflects how we manage assets in order to generate cash flows, that is, whether the objective is solely to collect contractual cash flows, or to collect both contractual cash flows and cash flows arising from the sale of assets.

We assess our business models at a level that reflects how our financial instruments are managed to achieve our business objectives. This assessment begins at the operating segment level, and where applicable, by sub-portfolios of instruments that are managed together within a particular activity to achieve common business objectives. We perform our business model assessment based on the following main criteria:

•	Strategic objectives of the business model and how these objectives are carried out in practice;

•	How performance of the business model is evaluated and reported to key management personnel;

•

The risks that affect the performance of the business model and how we manage those risks. Key risks include market, credit, and liquidity risks as described in detail in Notes 18, 19 and 20 respectively;

•	How managers of the business model are compensated;

•	The frequency, value and timing of historical sales activity and expectations for future sales activities.

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SPPI Assessment

We assess whether the cash flows of our debt instruments meet the SPPI criteria based on the asset’s contractual terms. For this assessment, we define principal as the fair value of the asset upon initial recognition and interest as consideration for the time value of money, the credit risk of the transaction and for other lending risks and costs as well as a profit margin.

Contractual terms that introduce exposure to risk or volatility to the contractual cash flows that are inconsistent with a basic lending agreement do not satisfy the SPPI requirement.

Classification and measurement of financial instruments

We use settlement date accounting for purchases and sales of financial assets and financial liabilities, and we recognize realized gains and losses on sales on a weighted average cost basis. The following table presents a description of our financial instruments along with their classification under IFRS 9 and the criteria for classifying them as such:

Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Financial assets at amortized cost

Cash and cash equivalents (AH, MI, MF)

Securities purchased under resale agreements (Reverse Repurchase Agreements) (AH, MI)

Investment securities (AH)

Loans – CMB Program and Insured Mortgage Purchase Program (IMPP) (MF)

Loans – Lending Programs (AH)

Loans (MI)

Highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Purchase of securities, typically Government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term.

Corporate, Federal, Provincial and Sovereign debt instruments.

Amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS to CHT (for the CMB Program) or CMHC (for the IMPP).

Loans not economically hedged within our AH Activity.

Mortgages or loans (workouts) that benefit from the MI-supported default management activities that enable borrowers to work through their financial difficulties.

We classify financial assets at amortized cost if we hold them with the objective to collect contractual cash flows and are SPPI.

Initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method (EIRM), net of an allowance for ECL.

Interest income is recognized using the EIRM in interest income in AH and MF (CMB and IMPP loans), and investment income in MI and MF (cash).

ECL are recognized in net gains (losses) on financial instruments in AH and insurance claims in MI.

Gains and losses arising on derecognition are recognized directly in net gains (losses) on financial instruments, together with foreign exchange gains and losses.

For certain lending program loans originated from 1946 to 1984 through provisions of the NHA, interest rate losses from the loans having lower interest rates than the related borrowings are reimbursed through government funding. In assessing the fair value of these loans at initial recognition, the continued receipt of the government funding in the future is assumed.

1 Denotes in which Activity we hold the instruments: Assisted Housing, Mortgage Insurance, or Mortgage Funding.

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Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Debt instruments at FVOCI	Cash equivalents (MI, MF) Investment Securities – debt instruments (MI, MF)

Highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Corporate, Federal, Provincial and Sovereign debt instruments.

We classify financial assets at FVOCI if we hold them with the objective to collect contractual cash flows or to sell the assets and are SPPI.

Initially recognized at fair value plus transaction costs and subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in other comprehensive income (OCI) until the financial asset is derecognized at which point, cumulative gains or losses previously recognized in OCI are reclassified from AOCI to net gains (losses) on financial instruments. Unrealized foreign exchange gains (losses) are recognized in net gains (losses) on financial instruments.

Interest income is recognized using the EIRM in investment income.

The cumulative ECL allowance on financial assets held at FVOCI is recorded in OCI and does not reduce the carrying amount of the financial asset. The change in the ECL allowance is recognized in net gains (losses) on financial instruments.

Financial assets at FVTPL

Cash equivalents, loans, investment securities designated at FVTPL (AH)

Derivatives – Interest rate swaps (AH), Foreign Exchange (FX) contracts (MI) and First-Time Home Buyer Incentive (FTHBI) loan derivative (AH)

Investment Securities – Limited partnership units (MI)

Investment Securities – debt instruments (MI)

Loans – (AH, MI)

For certain portfolios of loans and associated borrowings originated prior to August 2016, the AH Activity uses derivatives to manage refinancing and reinvestment risks, as well as mismatches between the timing of receipts from assets and payments of liabilities. These assets form part of the lending economic hedging structure and are designated at FVTPL.

Interest rate swaps and foreign exchange contracts are used to economically hedge foreign exchange risks on U.S. dollar-denominated debt instruments. The FTHBI loan derivative is used to recognize the payable or receivable to the Government of Canada when there are underlying loan gains or losses.

Canadian real estate investment trust equity investments all mandatorily classified at FVTPL.

Subordinated debt securities and certain asset-backed securities whose contractual cash flows do not give rise to cash flows that are SPPI.

Loans including those with interest adjustment clauses, those for which we only expect to recover the value of the underlying collateral, and those that are economically hedged.

We classify financial assets at FVTPL if they do not meet the criteria for classification as financial assets at amortized cost, or financial assets at FVOCI.

Includes derivatives or instruments that have been irrevocably designated upon initial recognition as at FVTPL in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from classifying them in those categories.

Initially recognized and subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value and gains and losses realized on disposition are recorded in net gains (losses) on financial instruments. Transaction costs are recognized in net gains (losses) on financial instruments as incurred.

Interest income and dividend income are recognized in investment income.

ECL are not recognized on financial instruments measured at FVTPL.

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Classification	Financial Instruments (Activity)[1]	Description	Criteria and accounting treatment

Financial liabilities at FVTPL	Borrowings from the Government of Canada – Lending programs (AH)	Borrowings that are economically hedged as part of our lending hedging structure.

We may irrevocably designate a financial liability as at FVTPL upon initial recognition if doing so eliminates or reduces significantly an accounting mismatch, or its performance is evaluated on a fair value basis in accordance with risk management policies.

Unrealized gains and losses arising from changes in fair value are recognized in net gains (losses) on financial instruments except for changes in fair value attributable to our own credit risk for financial liabilities designated at FVTPL. These changes are recognized in OCI unless doing so would create an accounting mismatch, in which case the entire fair value change is presented in net gains (losses) on financial instruments.

Financial liabilities at amortized cost	Borrowings – CMB (MF) Borrowings from the Government of Canada – Lending Programs (AH) Borrowings from the Government of Canada – IMPP (MF) Securities sold under repurchase agreements (MI)

Interest-bearing bullet bonds issued by CHT that we guarantee. See after this table for further details about CMB.

Borrowings incurred to fund loans in the AH Activity that are not part of the lending hedging structure.

Amortizing borrowings incurred to fund loans under the IMPP.

Sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term. Proceeds received from these agreements may be used for liquidity purposes or invested in Reverse Repurchase Agreements or cash equivalents for the purpose of generating additional income.

Financial liabilities are classified at amortized cost, unless they have been classified at FVTPL.

Initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the EIRM, with interest expense recorded in interest expense in AH and MF and investment income in MI.

Initial measurement of financial instruments

When a financial instrument’s fair value at initial recognition differs from its transaction price, we recognize the resulting gain or loss as follows:

When the instrument’s fair value is determined using significant observable inputs, we immediately recognize the gain or loss in net gains (losses) on financial instruments and subsequently amortize it into interest income, for loans, or interest expense, for borrowings, using the EIRM. This is the case for all funds we borrow from the Government for Lending programs under the Crown Borrowing Program (CBP), as well as certain Lending program loans. See Note 17 for information on the amounts of these gains or losses.

When the instrument’s fair value is determined using significant unobservable inputs, we defer and amortize the gain or loss into net gains (losses) on financial instruments and interest income using the EIRM. This is the case for certain Lending program loans.

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Measurement of expected credit losses

Expected credit losses are defined as the difference between all contractual cash flows due in accordance with the contract, and the cash flows that we expect to receive (cash shortfalls), discounted at the original effective interest rate (or credit-adjusted effective interest rate for purchased or originated credit-impaired assets). ECL are the weighted average of expected credit losses determined by evaluating a range of possible outcomes using reasonable, supportable information about past events and current and forecasted future economic conditions.

We have an impairment model to determine the allowance for ECL on our debt securities classified as amortized cost or FVOCI and our financial guarantee contracts. We determine an allowance for ECL at initial recognition of the financial instrument (or the date we become party to a financial guarantee) that is updated at each balance sheet date throughout the life of the instrument.

The ECL allowance is based on the ECL over the life of the financial instrument (lifetime ECL), unless there has been no significant increase in credit risk (SICR) since initial recognition, in which case the ECL allowance is measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months (12-month ECL). ECL are determined based on three main drivers: probability of default, loss given default and exposure at default.

•

Probability of default (PD): A point-in-time estimate of the likelihood of default either over the next 12 months (12-month ECL) or over the remaining life of the instrument (lifetime ECL). Our PDs are determined by mapping internal credit ratings to point-in-time PD tables based on statistical models derived from a large data set of publicly traded entities.

•

Loss given default (LGD): The percentage of the gross carrying amount of the instrument that will be lost on default at a given point in time. It is determined by taking the difference between contractual cash flows due and those expected to be received, including the realization of collateral, and comparing this value to the gross carrying amount.

•	Exposure at default (EAD): The gross carrying amount of the instrument at a given point in time, which is calculated as the present value of the outstanding contractual cash flows using the EIRM.

The ECL is calculated using a scenario-based approach where, for each scenario, the PD, LGD and EAD are projected for each individual exposure at each cash flow date over the next 12 months (12-month ECL) or remaining life of the instrument (lifetime ECL). The components are multiplied together at each future date and discounted back using the original effective interest rate to the reporting date and summed. A probability-weighted average ECL is then determined across the multiple scenarios. We model all ECL at the individual instrument level.

Significant increase in credit risk

We have established a policy to perform an assessment at each balance sheet date of whether the instrument’s credit risk has increased significantly since initial recognition (or the date we become party to a financial guarantee). Based on this assessment, we group the instruments into the following categories:

•	Stage 1: Instruments that have not experienced a SICR since initial recognition. ECL are recognized based on 12-month ECL and interest revenue is calculated on the gross carrying amount of the asset;

•

Stage 2: Instruments that have experienced a SICR since initial recognition, but are not considered credit impaired. In subsequent periods, if the credit risk of an instrument has improved such that there is no longer a SICR since initial recognition, the ECL allowance will revert to stage 1. ECL are recognized based on lifetime ECL and interest revenue is calculated on the gross carrying amount of the asset;

•	Stage 3: Instruments that are considered credit-impaired as one or more events that have a detrimental impact on estimated future cash flows have occurred. ECL are recognized based on lifetime ECL;

•	Purchased or originated credit-impaired (POCI) – instruments that are credit impaired on initial recognition. ECL are recognized based on lifetime ECL.

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Interest revenue on stage 3 or POCI financial instruments is calculated based on the net carrying amount of the asset, which is the gross carrying amount, net of the loss allowance.

For instruments that we assess as having low credit risk at the reporting date, we applied the low credit risk exemption (stage 1) and have presumed that credit risk has not increased significantly since initial recognition. We use internal credit ratings based on internal assessments of counterparty creditworthiness at the reporting date to assess whether the instrument has low credit risk. For externally-managed investment portfolios, a credit rating for each instrument is based on ratings available from credit rating agencies. We consider an instrument to have low credit risk when our internal rating is BBB- or higher.

We apply a backstop to all financial instruments for which the counterparty is more than 30 days past due on its contractual payments, whereby we consider the instrument to have experienced a SICR.

We consider an instrument in default, which is fully aligned with the definition of credit-impaired, when it meets the following criteria:

•	Observable data exists that has a detrimental impact on the estimated future cash flows such as:

–	significant financial difficulty of the issuer;

–	the granting of a new loan to assist the borrower to work through financial difficulties;

–	it becomes probable that the issuer will enter bankruptcy or other financial reorganization, and

–	the disappearance of an active market due to financial difficulties.

•	Borrower becomes 90 days past due on its contractual payments.

An instrument is no longer considered impaired when all past due amounts, including interest, have been recovered and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the instrument. We write off instruments, either partially or in full, against the related ECL allowance when we judge that there is no realistic prospect of future recovery.

In addition to the 30-day backstop discussed previously, we apply the following policies in determining whether there has been a SICR on our financial instruments subject to ECL:

Debt instruments at amortized cost / FVOCI

Our credit risk policies restrict the amount of investments in debt instruments that have an internal rating lower than BBB-. All other instruments are presumed to have low credit risk and we have applied the low credit risk exemption (stage 1) on those instruments.

Loans under the CMB program and the IMPP

Loans under the CMB program and under the IMPP represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS, as well as associated reinvestment securities in the case of the CMB program only, acquired in the transactions. The NHA MBS, reinvestment assets and swaps represent the sole source of repayment on the loans, and thus directly affect the probability of a default occurring. Therefore, our assessment of SICR is based on the credit risk of these supporting assets.

The supporting assets are limited to NHA MBS and reinvestment assets rated R-1 (high) or AAA and swap counterparties with a minimum rating of BBB+ (under the CMB program) or A- (under the IMPP). As such, all loans under the CMB program and the IMPP are presumed to have low credit risk and we have applied the low credit risk exemption (stage 1). We also do not recognize a separate ECL for these loans because the credit risk arising from loans under the CMB program and the IMPP is already reflected in the credit risk of the NHA MBS and CMB TPGs as discussed under the Financial guarantees section.

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Assisted Housing Activity loans / Mortgage Insurance Activity loans

Loans with an internal rating of BBB- or higher are presumed to have low credit risk and the low credit risk exemption has been applied (stage 1). These loans consist of those issued to municipalities under the Municipal Infrastructure Lending Program (MILP), loans indemnified by provinces and territories through provisions under Social Housing Agreements (SHA) where the credit rating of the province or territory is considered in the SICR assessment and loans guaranteed by the Government of Canada under the Canada Greener Homes Loans (CGHL) program where the credit rating of the Government of Canada is considered in the SICR assessment. For loans indemnified by provinces and territories, this credit enhancement is relevant to assessing changes in credit risk since it directly impacts the PD. The province or territory is responsible for collecting loan payments from the borrower and, in turn, makes all payments to us directly in accordance with the contractual terms of the loan on behalf of the borrower. These payments are made to us, irrespective of the borrower’s payment status. For loans guaranteed by the Government of Canada, this credit enhancement is relevant to assessing changes in credit risk as the Government of Canada has explicitly guaranteed all losses on these loans. Any credit loss arising from a deficiency in collecting an amount due from the borrower would be covered by the Government of Canada as they bear all responsibility for a loan loss under this guarantee.

All remaining loans issued under our Assisted Housing or Mortgage Insurance activities have not been internally rated and therefore the low credit risk presumption is not used. Our SICR assessment of these loans is primarily based on days past due, as this is a historically reliable indicator of loan credit quality and performance status. Following are the staging criteria:

•	Stage 1: All current loans to 30 days past due.

•	Stage 2: Loans between 30 and 90 days past due.

•

Stage 3: Loans more than 90 days past due. Also, a loan that is not past due but has been issued a workout loan to assist with financial difficulties is considered credit impaired irrespective of days past due.

If exceptional loan payment deferrals are granted, the circumstances under which they are granted are assessed to determine if their impact on days past due should result in a transfer between stages. When deferrals are the result of circumstances outside a borrower’s control, the deferral will not be treated as additional days past due and should not, in itself, result in a stage transfer.

Under the terms of certain construction loans issued by our Assisted Housing Activity or workout loans issued by our Mortgage Insurance Activity, there may be a period of time where the loan has been advanced but is not under repayment and therefore days past due cannot be used in the SICR assessment. For these loans that are not under repayment, we assess SICR by applying the following criteria:

•	Days past due on loans issued by the same borrower;

•	Collective assessment by reviewing past due status of borrowers with shared credit risk characteristics;

•	Qualitative assessment of specific indicators of the construction project such as: project delays, performance against budget and remaining costs to complete.

Financial guarantees

Under the NHA MBS program, a financial institution (the “NHA MBS issuer”) creates a pool of eligible mortgages and sells the pool to investors. The underlying pool of mortgages is designed to provide sufficient cash flows to fund the NHA MBS. The issuer is obligated to fund any cash flow shortfalls that may arise, thus exposing us to credit risk with the underlying pool of mortgages serving as a credit enhancement. Our assessment of SICR is therefore based on both the credit risk of the issuer and the credit risk of the pool of mortgages underlying the NHA MBS. The pool of mortgages is considered low credit risk since only mortgages that we or approved private mortgage insurers insure are eligible to be pooled in NHA MBS.

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Under the CMB program, the credit risk exposures are, by design, the CMB loans that are the sole source of funds to fulfill CHT’s CMB obligations. As previously discussed, the NHA MBS, reinvestment assets and swaps represent the sole source of repayment on the loans. The SICR assessment for the CMB guarantee is based on the credit risk of these supporting assets, all of which have been assessed as low credit risk.

We have assessed the TPG under both the NHA MBS and CMB programs as having low credit risk and we therefore apply the low credit risk exemption (stage 1).

Forward-looking macroeconomic variables

We have incorporated forward-looking economic information into our ECL by performing the calculation under multiple scenarios resulting in a probability-weighted average ECL based on the weightings of each scenario. We have used three sets of economic forecasts for all instruments representing a baseline, upside and downside scenario.

We performed an economic variable selection process to identify the sets of macroeconomic variables that had the highest correlation with our portfolios. This process resulted in using different sets of economic variables depending on the geographic and industry sector of the exposure. The following variables are included: unemployment rates, oil prices, 10-year corporate bond spreads, and equity index values.

All macroeconomic variables are projected over a five year period, with ECL subsequently reverting to long-run averages. We base our forecasts and scenario weightings on forecasted macroeconomic inputs published by third parties that are reviewed and approved by our Chief Economist.

Financial liabilities at amortized cost

Canada Mortgage Bonds

CMB are interest-bearing bullet bonds issued by CHT that we guarantee. Coupon payments are made semi-annually for fixed rate CMB and quarterly for floating rate CMB. Principal repayments on the bonds are made at maturity. The approved MBS Sellers reimburse CHT for the cost of arranging financing, including the fees paid to underwriters and others for the distribution of CMB. Transaction costs directly attributable to the issuance of CMB, net of reimbursements thereof, are included in the amount initially recognized and amortized to interest expense using the EIRM.

We may purchase and resell CMB in the market for investment purposes. Purchases are treated as retirements of debt with the difference between the purchase price and the carrying value of the CMB being recognized as a gain or loss in net gains (losses) on financial instruments. Subsequent sales are treated as re-issuance of the debt with gains and losses deferred and amortized over the remaining life of the CMB sold. When we hold a CMB to maturity or acquire CMB in the primary market, the related cash flows are excluded from the consolidated statement of cash flows as they are not considered external cash flows to the consolidated entity.

CMB program and IMPP

Loans under the CMB program and under the IMPP represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. These loans are funded by the issuance of CMB (CMB program) or borrowings from the Government of Canada (IMPP). There are both fixed and floating rate loans in this category. Under the CMB program, principal is due at maturity, and under the IMPP, principal is due monthly (amortizing).

Under these arrangements, substantially all the risks and rewards of the NHA MBS are retained by the issuers through swap agreements with us and CHT. Consequently, the NHA MBS, and the reinvestment of principal proceeds under the CMB program, serve as collateral to the loans and are not recognized in the consolidated balance sheet. This collateral is, however, held in our name and represents the sole source of principal repayments for the loans. The amount due from the swap counterparties represents the interest earned on the loans and is recognized in interest income.

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Cloud computing arrangements

We enter into cloud computing arrangements for certain information technology solutions. Under these arrangements, we incur costs for the right to access a supplier’s application software, as well as for software configuration, customization, and implementation. When we control the design, configuration and customization in a cloud computing arrangement, we recognize an intangible asset for these related costs, including the costs of integration with other software and testing.

Provided that the cloud computing arrangements meet the definition and recognition criteria of intangible assets, we capitalize costs for design, configuration, customization, integration with other software, and testing, and we present these amounts in accounts receivable and other assets. However, general access and hosting are not capitalized and we present these costs in operating expenses.

After initial recognition, we value intangible assets at cost less accumulated amortization and any impairment losses. We amortize these assets on a straight-line basis over their useful lives, which range from five to ten years, and we include amortization expense in operating expenses.

Investment property

Investment properties are properties held to earn rental income or for capital appreciation, or both. Investment properties are initially recognized at cost plus transaction costs and subsequent to initial recognition they are measured at fair value. Gains or losses arising from changes in fair value are recognized in other income in the period in which they arise.

Pension and other post-employment benefits

We have a number of benefit arrangements which provide pension and other post-employment benefits to eligible employees. These include a federally regulated pension plan (Pension Plan), an unregistered supplemental pension plan (Supplemental Plan) and other non-pension post-employment defined benefits consisting mainly of life and medical insurance. The Supplemental Plan offers benefits in excess of statutory limits as defined under the Income Tax Act (ITA).

The Pension Plan is subject to the federal Pension Benefits Standards Act, 1985 (PBSA) and its regulations and to the ITA. The Pension Plan is registered with the Office of the Superintendent of Financial Institutions (OSFI) and the Canada Revenue Agency (CRA).

Defined benefit plans

The defined benefit plans include the Pension Plan and the Supplemental Plan as well as the other post-employment benefits (OPEB). The benefits available under both the Pension Plan and the Supplemental Plan are based on length of service and average annual salary.

The net defined benefit liability recognized is the present value of the obligations under the defined benefit plans less the fair value of the assets of those plans. The defined benefit plan assets are limited to the present value of any economic benefits available in the form of reductions in future contributions to these plans.

Net benefit costs of the plans include the current service costs and the interest cost on the defined benefit obligation net of the interest income on the plan assets and the gain or loss on curtailment. Net benefit costs are included in operating expenses.

Remeasurement gains and losses on defined benefit plans include actuarial gains and losses and changes in the return on plan assets (excluding net interest). They are recognized in OCI as incurred and then flow into retained earnings and are not reclassified to profit or loss in subsequent periods.

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Income taxes

We are a prescribed federal Crown corporation under Reg. 7100 of the ITA and are subject to federal income tax as a prescribed corporation for purposes of subsection 27(2) of the ITA. We are not subject to provincial income tax. CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiaries in determining income for tax purposes. As all taxable income was distributed to the beneficiaries, no provision for income taxes has been reflected for CHT.

We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. We use substantively enacted income tax rates at the balance sheet date that are expected to be in effect when the asset is realized or the liability is settled. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Related party transactions

Except for funds borrowed from the Government for Lending programs under the CBP, related party transactions are made on terms equivalent to those that prevail in arm’s length transactions. Funds borrowed under the CBP, which we include in borrowings at amortized cost and borrowings designated at FVTPL, are at below market rates. In turn, this allows us to issue loans at favourable rates, which reduces the Government’s cost to subsidize social housing. Borrowings at below market rates generate gains, which we recognize in net gains (losses) on financial instruments at the borrowing date, as discussed previously under Initial measurement of financial instruments.

3. Current and Future Accounting Changes

Current accounting changes

Amendments to IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 Making Materiality Judgments and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 1, IFRS Practice Statement 2 and IAS 8 to improve accounting policy disclosures and clarify the distinction between a change in accounting policy and a change in accounting estimates. CMHC early adopted and applied the amendments of IAS 1, IFRS Practice Statement 2 and IAS 8 to our accounting policies with no material changes.

Future accounting changes

IFRS 17 Insurance Contracts – effective date of 1 January 2023

Effective 1 January 2023 we will adopt IFRS 17 Insurance contracts which replaces IFRS 4 Insurance contracts. As a result, many accounting policies related to our mortgage insurance activity will be revised. On transition, we anticipate our insurance contract liabilities to decrease with a corresponding increase in equity, as a result of applying IFRS 13 Fair Value Measurement to insurance contract liabilities that existed at 31 December 2020.

We estimated the impact of the initial application of IFRS 17 to be less than 1% of total equity as at 1 January 2022.

The actual impact of adopting IFRS 17 may change as we finalize our implementation resulting from the following:

•	We continue to refine our IFRS 17 accounting processes and internal controls;

•	The new systems and associated controls have only been run for a limited number of periods to date as part of our parallel runs; and

•	The new accounting policies, assumptions, judgments and estimation techniques employed are subject to change until we finalize our transition work.

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The following reflects the key accounting policies under IFRS 17 that have been used when estimating the impacts of initial application of IFRS 17 and that will be applied effective 1 January 2023.

Overview

IFRS 17 establishes specific principles for the recognition and measurement of insurance contracts, including:

•

identifying those insurance contracts for which we accept significant insurance risk from the mortgage insurance policyholder by agreeing to compensate the policyholder if an uncertain future event, the insured event, were to occur and this event could have a negative impact on the policyholder;

•	aggregating our insurance contracts into groups that will be recognized and measured on a quarterly basis;

•	recognizing and measuring groups of insurance contracts as:

–	a probability-weighted present value of the fulfilment cash flows within the contract boundary of our insurance contracts; and

–	an amount representing the unearned profit or Contractual Service Margin (CSM);

•	recognizing insurance revenues from groups of insurance contracts over the period insurance coverage is provided and we are released from insurance risk; and

•	when a group of insurance contracts is expected to be onerous over the coverage period, a loss will be recognized immediately.

IFRS 17 also sets out specific transition requirements when adopting the standard for the first time.

Transition

On the transition date of 1 January 2022 we will:

•

recognize and measure each group of insurance contracts as if the standard had always applied. If it is impracticable to apply a full retrospective approach we will apply the fair value approach in accordance with IFRS 13 Fair Value Measurement as follows:

•	derecognize any existing balances that would not have existed under IFRS 17; these balances include:

–	DAC, deferred Government of Canada fees, estimated borrower judgment recoveries (BJR), and premiums receivable previously recorded in accounts receivable and other assets;

–	Government of Canada fees payable previously recorded in accounts payable and other liabilities;

–	unearned premiums and fees related to our Mortgage Insurance Activity;

–	provision for claims; and

•	recognize an insurance contract liabilities balance and the resulting net difference in retained earnings.

The financial statement line items description on the consolidated balance sheet will change compared to the current 2022 presentation. The provision for claims will be replaced by insurance contract liabilities which will also include unearned premiums and fees from insurance contracts.

Financial statement line item descriptions on the consolidated statement of income and comprehensive income will change compared to the current 2022 presentation. An insurance claims line item will no longer be presented and a self-insurance service expense will be added. IFRS 17 also requires that we present the following financial statement line items:

•	Insurance revenue

•	Insurance service expenses

•	Insurance service result

•	Insurance finance income (expense) for insurance contracts issued

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Full retrospective approach

IFRS 17 is to be applied as if it had always been in effect, unless impracticable. We have determined that we can apply IFRS 17 retrospectively from 1 January 2021 without the use of hindsight. Prior to 1 January 2021, we are unable to avoid the use of hindsight to determine key actuarial assumptions, nor did we have the requisite actuarial models to project loan level fulfilment cash flows. The development and testing of the actuarial assumptions and models were completed in late 2020. This prevented the application of IFRS 17 retrospectively prior to 1 January 2021. Insurance contracts that existed prior to 1 January 2021 will be fair valued.

Fair value approach

We will apply the fair value approach to determine the CSM included in the liability for remaining coverage for insurance contracts that existed prior to 1 January 2021. The CSM will be determined as the difference between the fair value of the insurance contracts and the fulfilment cash flows measured at the 1 January 2022.

Under the fair value approach, all the insurance contracts issued prior to 1 January 2021 will be aggregated by product into a single other group as we will not have reasonable and supportable information to aggregate these insurance contracts into groups of contracts only issued within one year at the date of transition.

In determining fair value, we will use the income approach as described in IFRS 13 to estimate the fair value of the insurance contracts that existed prior to 1 January 2021 on 1 January 2022. This fair value measurement will be a non-recurring fair value measurement. The insurance contract liability for contracts that existed prior to 1 January 2021 will be subsequently measured in accordance with the requirements of IFRS 17.

The significant inputs to the fair value calculation will be:

•	fulfilment cash flows for insurance contracts in-force;

•	risk adjustment for non-financial risk;

•	risk free discount rate for the measurement of the fulfilment cash flows and the accretion of the CSM at a locked-in rate;

•	risk free rate of return for the financial assets included in the fair value measurement;

•	coverage unit pattern for recognition of CSM;

•	capital required following regulatory requirements issues by the OSFI and related projections over the life of the fulfilment cash flows; and

•	a target required return on capital from a market participant’s view.

We will be electing to disaggregate insurance finance expenses between amounts included in net income and amounts included in OCI and to reset the cumulative amount of insurance finance expense recognized in OCI at the transition date to zero.

Re-designation of financial assets

We will not redesignate any financial assets within the scope of IFRS 9 Financial Instruments upon initial application of IFRS 17.

Insurance contract classification

We accept significant insurance risk in issuing our mortgage insurance contracts as lenders face uncertainty with regards to potential borrower default on a mortgage and therefore pay us a mortgage insurance premium to transfer the insurance risk. Our exposure to insurance risk, which consists of the outstanding mortgage balance less the estimated sales price of the insured property, will form the basis of our coverage units for purposes of recognizing the CSM.

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Self-insurance

For certain housing programs, we receive a premium related to an insurance contract in which we are the lender for a portion of the life of the insured loan. During the period we are the lender, we are self-insuring and therefore, there is no insurance contract as we are not exposed to significant insurance risk. The related premiums are due at the inception of the insurance contract and will be deferred and included in unearned premiums and fees. The unearned premiums will be recognized as revenue and will be recorded in premiums and fees earned over the period covered by the self-insurance contract using earning factors which reflect historical claim occurrence patterns.

We will recognize a provision for incurred claims, in accounts payable and other liabilities, during the self-insurance period. The provision will be an estimate of expected claims net of the related expected property sale proceeds, for defaults on insurance contracts that have occurred on or before the balance sheet date. This provision will include claims that are IBNR, claims that are IBNER, and CIP. The provision will take into consideration the time value of money and will include an explicit provision for adverse deviation. A change in the estimated provision for claims will be recorded in self-insurance service expense in the period in which it occurs.

When we are no longer the lender, there will no longer be self-insurance, as we will accept significant insurance risk from the policyholder at this point. Therefore, the carrying amount in unearned premiums and fees for the self-insurance contract will be de-recognized and accounted for as a premium transfer to the newly recognized insurance contract. If the amount of transferred premium is less than the fulfilment cash flows of the insurance contract a loss will be recognized immediately in insurance service expense for the period. If the difference will result in a gain and the gain will form part of the CSM which will be earned over the remaining coverage period of the insurance contract.

Recognition

We will recognize groups of insurance contracts from the earliest of the date of when the mortgage insurance premium is received or when the contract is reported as in-force by the lender as this represents the earliest point we will have a substantive obligation to provide the lender with coverage for insurance risk.

Contract boundary

We will measure our groups of insurance contracts based on all cash flows included within the boundary of our insurance contracts. The cash flows which are directly related to fulfilling our insurance contracts include premiums, fees, insurance acquisition cash flows, claims and other insurance service expenses, and estimated BJR. Our contract boundary will end when the insured mortgage is terminated either through repayment of the outstanding mortgage or when a claim is paid. We do not have the ability to re-price our mortgage insurance contracts once they have been written.

Level of aggregation

We will aggregate our insurance contracts into groups that exhibit similar risks and that are managed together. Our three main products lines, transactional homeowner insurance, portfolio insurance and multi-unit residential insurance, are exposed to the same risk, borrower default risk. However, each of our products are managed separately with unique pricing and product designs to achieve business and policy objectives.

Once an insurance contract is aggregated into the proper portfolio based on our mortgage insurance products, we will use expected profitability to further group our insurance contracts into those contracts that are onerous, those that have no significant change of becoming onerous subsequently and a remaining other group of contracts within the portfolio.

To assess expected profitability, we will use the following characteristics:

•	pricing levels (loan-to-value band)

•	the most significant contract characteristics that impact the performance of an insurance contract

–	product type	–	region or province

–	credit score band	–	housing and property types

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The profitability characteristics noted previously will be used to determine which contracts are onerous at initial recognition based average expected losses.

Groups will contain contracts meeting the criteria noted previously issued on a quarterly basis. Each group represents the level at which our insurance contracts will be recognized and measured.

Initial measurement

We will use the general measurement model to measure the liability for remaining coverage of a group of insurance contracts at initial recognition as the total of the estimated future fulfilment cash flows that are within the boundary of our insurance contracts and a CSM representing unearned profit to be recognized as service is provided under our insurance contracts.

The liability for remaining coverage will represent our obligation for insured events at the balance sheet date that have not yet occurred, and will comprise all remaining expected future cash inflows and cash outflows under our groups of insurance contracts, including any CSM.

The liability for incurred claims will represent our obligation for insured events that have occurred, including insured events that have been incurred but for which claims are in process, claims are IBNR, claims are IBNER and expected BJR that are due. At initial recognition, the liability for incurred claims is expected to be nil, as significant insured events have not occurred.

Fulfilment cash flows

The estimate of fulfilment cash flows is an unbiased probability-weighted estimate adjusted to reflect the time value of money and a risk adjustment for non-financial risk. We will consider all reasonable and supportable information available at the reporting date without undue cost or effort.

The fulfilment cash flows of our insurance contracts will include:

Premiums

Mortgage insurance premiums are due at the inception of the mortgage insurance contract and will result in a CSM if greater than the fulfilment cash flows or a loss on onerous contract if less than the fulfilment cash flows. Any premium refunds paid in the period reduce the CSM or increase the loss on onerous contracts.

Fees

Application fees designed to recover part or all acquisition costs associated with issuing mortgage insurance contracts related to multi-unit residential loans are treated similar to the mortgage insurance premiums at initial recognition.

Insurance acquisition cash flows

Insurance acquisition cash flows will consist of:

•	Policy issuance costs, such as internal salary and personnel costs that are directly attributable to the underwriting of insurance contracts;

•

Fees paid to the Government of Canada to compensate for mortgage insurance risks. Fees are payable at a rate of 3.25% of premiums written during the period for all insurance contracts and an additional 0.1% on new portfolio insurance contracts written in the period; and

•	an allocation of fixed and variable overheads that relate to salaries and benefits for different internal departments that are directly attributable to the underwriting of our insurance contracts.

Insurance acquisition cash flows will reduce the CSM or increase the loss on onerous contracts on initial recognition of the insurance contract liabilities. They will be subsequently amortized over the expected coverage period of our insurance contracts using the same coverage units used to recognize the CSM with equal offsetting amounts to insurance revenue and insurance service expenses in the period.

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We will not recognize a separate asset for any acquisition cash flows as all significant insurance acquisition cash flows are incurred in the same period that the insurance contracts are issued and realized.

Claims and other insurance service expenses

Our claims and other insurance service expenses will consist of:

•	expected mortgage insurance claims where the insured loan balance, accrued interest and other settlement costs exceed the expected sale price of the insured property;

•	claims handling or servicing costs; and

•	an allocation of fixed and variable overheads that are directly attributable to fulfilling our insurance contracts.

The expected claims and other insurance service expenses will be included in the fulfilment cash flows of the liability for remaining coverage on initial recognition of a group of insurance contracts and will reduce the CSM or increase the loss on an onerous group of insurance contracts.

Estimated borrower judgment recoveries

We will estimate the BJR related to claims paid using historical data and assumptions related to past BJR received. Estimated BJR are included in the fulfilment cash flows of the liability for remaining coverage on initial recognition of a group of insurance contracts and will increase the CSM or reduce the loss on an onerous group of insurance contracts.

Subsequent measurement

We will measure the CSM at the end of the period as the unearned profit relating to a group of insurance contracts that has not been recognized as it relates to the future services to be provided.

For a group of insurance contracts, the carrying amount of the CSM at the end of the reporting period will equal the carrying amount at the beginning of the period adjusted for:

•	the effects of new contracts issued in the period;

•	interest accreted on the carrying amount of the CSM during the period, measured at the discount rates at initial recognition;

•	changes in fulfilment cash flows that relate to future service to the extent that they do not:

–	create a loss component,

–	or those changes are allocated to existing loss components; and

•

the amount recognized as insurance revenue reflecting the coverage provided on our insurance contracts in the period, determined by the allocation of the CSM remaining at the end of the reporting period over the current and future coverage units.

The changes in fulfilment cash flows relating to future service that adjust the CSM will comprise:

•	changes in estimates of the present value of future cash flows in the liability for remaining coverage, except those relating to the time value of money; and

•	changes in the risk adjustment for non-financial risk that relate to future service.

Adjustments to the CSM, noted previously including the accretion of interest will be measured at the locked-in discount rates determined at initial recognition of the groups of insurance contracts.

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We will measure the carrying amount of a group of insurance contracts at the end of each reporting period as the sum of:

•	the liability for remaining coverage excluding loss components comprising fulfilment cash flows related to future service allocated to the group at that date and the CSM of the group at that date;

•	the liability for remaining coverage related to the loss components; and

•	the liability for incurred claims that comprises the fulfilment cash flows related to current and past service allocated to the group insurance contracts at that date.

Changes in the liability for incurred claims that relate to current or past services will be recorded in insurance services expenses in the period.

Insurance revenue

The amount of insurance revenue to be recognized in the period will reflect the insurance coverage provided on our insurance contracts in the period.

The insurance revenue to be recognized in the period for a group of insurance contracts will be comprised of:

•	expected incurred claims and other insurance service expenses, excluding any amounts allocated to the loss component of the liability for remaining coverage;

•	the change in the risk adjustment for non-financial risk, excluding any amounts allocated to the loss component of the liability for remaining coverage;

•	the CSM to be recognized for the coverage provided; and

•	the recovery of insurance acquisition cash flows.

Onerous contracts and loss components

If there is an onerous group of insurance contracts on initial recognition a loss will be immediately recognized in insurance service expenses resulting in no CSM for the group and the carrying amount of the insurance contract liability equal to the fulfilment cash flows. A loss component for the liability for remaining coverage will be recognized representing the excess of the fulfilment cash flows above the cash inflows.

The loss component will be released based on a systematic allocation of the subsequent changes in the fulfilment cash flows to:

•	the loss component; and

•	the liability for remaining coverage, excluding the loss component.

Subsequent changes in fulfilment cash flows that relate to current service will represent the release of expected incurred claims and the release of the risk adjustment for non-financial risk. The loss component will also be updated for subsequent changes in the fulfilment cash flows that relate to future service. Changes in fulfilment cash flows that relate to future service can increase, decrease or cause the amount of loss component to be nil, resulting in the emergence of a CSM.

The systematic allocation of subsequent changes to the loss component results in the total amounts allocated to the loss component being equal to zero by the end of the coverage period of groups of insurance contracts. We have defined the systematic allocation as the relative percentage of the beginning of period loss component to the total liability for remaining coverage at the initial discount rate.

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Risk adjustment for non-financial risk

We will disaggregate the financial and non-financial portion of the risk adjustment for non-financial risk between insurance revenue and insurance finance expense for our groups of insurance contracts.

Insurance finance expenses – discount rates

Insurance finance expenses will reflect the change in the carrying amount of our groups of insurance contracts arising from the effect of the time value of money and changes in the time value of money.

We will disaggregate insurance finance expenses on our insurance contract liabilities between income and OCI. The impact of changes in discount rates on the value of our insurance contract liabilities will be reflected in insurance finance expense in OCI in order to minimize accounting mismatches between the accounting for our financial assets and our insurance contract liabilities. The financial assets backing our insurance contract liabilities are primarily measured at FVOCI.

We will systematically allocate the total insurance finance expense over the duration of the group of insurance contracts into income using discount rates determined on initial recognition of the group of insurance contracts.

De-recognition and modification of insurance contracts

Insurance contracts will be de-recognized when the rights and obligations relating to the insurance contract are extinguished or if the terms are modified in a way that significantly change the measurement of the insurance contract had the new terms always existed. When the de-recognition criteria are met, the initial contract will be derecognized and a new contract based on the modified terms will be recognized. If the modification does not result in de-recognition, then the modification will be treated as a change in estimates of fulfilment cash flows.

Critical judgments in applying accounting policies and making estimates

In the process of applying the accounting policies, Management has made the following judgments and estimates which have the most significant effect on the amounts recognized in our consolidated financial statements.

The insurance contract liability at 31 December will be determined using deterministic cashflow models considering a range of possible economic conditions. The following assumptions will be used when calculating the discretionary cash flows within the boundary of our insurance contract liabilities:

Claim frequency

Arrears rate and claim rate

Loans are in arrears when the borrower misses a payment and a claim occurs when a borrower has defaulted on the loan and the lender has completed the foreclosure. The arrears and claim rate assumptions will be based on our own experience and expectations.

An increase (decrease) in expected arrears or claim rates will increase (decrease) the expected claim cost which will reduce (increase) future expected profits.

Termination rate (Lapse rate)

A termination occurs when an insurance contract is no longer in-force and there is no reported claim. Assumptions will be based on our historical experience and will be adjusted, when appropriate, to reflect our revised expectations.

An increase (decrease) in expected termination rates will reduce (increase) the expected claim rate which will increase (decrease) future expected profits.

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Cure rate

A loan is cured from arrears when the borrower resumes their payments. Assumptions will be based on our historical experience and will be adjusted when appropriate to reflect our revised expectations.

An increase (decrease) in expected cure rates will reduce (increase) the expected claim frequency which will increase (decrease) future expected profits.

Claim severity

Loss given default (LGD)

LGD is based on our historical experience and will be adjusted when appropriate to reflect our revised expectations.

An increase (decrease) in LGD will increase (decrease) the expected claim cost which will reduce (increase) future expected profits.

Economic conditions (unemployment rate, mortgage rates and house price index)

The economic conditions noted previously are non-financial assumptions we use to project future claim levels.

Changes in these assumptions could increase or decrease the expected claim cost which will impact future expected profits.

Historical experience, grouped by product, adjusted for related changes to our insurance products and processes, will be used in determining our insurance contract liabilities. Determining the liabilities for remaining coverage and incurred claims involves the risk that the actual results will deviate, and in certain cases significantly, from the estimates made.

The liability for incurred claims reflects claims that have IBNR, CIP, IBNER and BJR. The estimate for IBNR will be based on loans that are reported in arrears and an estimate of loans that are not yet reported in arrears due to the reporting delay for arrears contracts (pure IBNR) at the valuation date and the probability of going into claim without subsequently becoming performing. The CIP will be estimated by multiplying the insured loan amounts (of loans that have been reported with a claim but not yet processed) by the calculated LGD. The estimate for IBNER will be estimated from the payment pattern of the supplementary amounts on open claims. The estimate for BJR will be determined based on historical information on BJR received related to claims paid. The liability for incurred claims includes the elements noted previously discounted to the balance sheet date consistent with our policy on discount rates.

The fulfilment cash flows to be included in the liabilities for remaining coverage will relate to future incurred claims and will be subject to a greater degree of uncertainty than that for the liability for incurred claims.

Risk adjustment

The risk adjustment for non-financial risk will represent the compensation that we will require for bearing the uncertainty regarding the amount and timing of the cash flows of groups of insurance contracts and covers insurance risk, lapse risk and expense risk. The risk adjustment will reflect an amount that we would pay to eliminate the uncertainty that future cash out flows will exceed our best estimate of our insurance contract liabilities. We will use both the cost of capital and the percentile approach to determine the appropriate adjustment for risk. For all products we anticipate this adjustment to range between 80% to 105% of our projected future claims cash flows and between 20% to 60% of our projected incurred claims cash flows.

Discount rate

Our insurance contract liabilities will be calculated by discounting the expected future cash flows using an appropriate discount rate. This discount rate will reflect a risk-free rate adjusted for the illiquidity of our insurance contracts.

2022 Annual Report	93

Coverage units

The CSM is a component of the liability for remaining coverage representing the unearned profit we will recognize as we provide coverage under our insurance contracts.

An amount of the CSM for groups of insurance contracts will be recognized as insurance revenue quarterly to reflect the services provided under the insurance contracts in the period.

The amount of CSM recognized will be determined by:

•	identifying the coverage units applicable to our groups of insurance contracts;

•	allocating the CSM at the end of the period equally to each coverage unit provided in the current period and expected to be provided in future periods; and

•	recognizing in insurance revenue the amount allocated to coverage units in the period.

The number of coverage units in a group is the quantity of coverage provided by the contracts in the group, which will be determined considering the quantity of the benefits provided and the expected duration of the coverage. The quantity of benefits we expect to provide the policyholder at the end of each period is the outstanding mortgage balance including accrued interest and customary settlement costs less the estimated sales price of the insured property securing the mortgage. This will be calculated based on a historical average LGD (claim severity) given a loan is in arrears. The total coverage units of each of our groups of insurance contracts will be re-assessed at the end of each reporting period to reflect changes in our estimates of average LGD. They will then be allocated based on probability-weighted average duration of each coverage unit provided in the current period and expected to be provided in the future.

4. Critical Judgments in Applying Accounting Policies and Making Estimates

Judgments in applying accounting policies

In addition to judgments previously discussed in Note 2, we have made the following judgments, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Consolidation

We apply significant judgment in assessing whether the substance of our relationship with CHT indicates that we control CHT. We guarantee the timely payment of principal and interest on the CMB, and choose when to provide that guarantee. CHT cannot undertake new business (e.g. issue new bonds) without the benefit of a guarantee, and we are currently its only available guarantor. Within that context, we have direct influence over the activities of CHT and can use this influence to manage our exposure to CHT.

Derecognition

In assessing whether transfers of NHA MBS from Issuers to CHT under the CMB program, and to us under the IMPP, qualify for derecognition, significant judgment is applied in determining whether substantially all the risks and rewards of ownership of the NHA MBS have been transferred. We have determined that the sellers of NHA MBS to CHT or to us fail to meet the derecognition criteria as they retain the risk and rewards of the NHA MBS through swap agreements. As a result, we do not recognize the underlying NHA MBS in the consolidated balance sheet but rather account for the transfers as loans.

2022 Annual Report	94

Use of estimates and assumptions

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities, and the accompanying disclosures. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in the following sections. We based our assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Such changes are reflected in the assumptions when they occur.

Provision for claims (IBNR portion only)

The provision for claims at 31 December is determined by our external appointed actuary, and the main long-term assumptions are claim frequency (PD), claim severity (LGD) and timing of the related cash flows, which are adjusted for the short-term impact of current economic conditions. Historical experience, grouped by product and age of loans, adjusted for related changes to our insurance products and processes, is used throughout the actuarial valuation. Determining the provision for claims involves the risk that the actual results will deviate, and in certain cases significantly, from the estimates made. In addition, there is a risk that the timing of future liability payments will differ materially from the assumptions underlying the valuation of insurance policy liabilities.

The following factors affect the key actuarial assumptions used in the determination of the provision for claims:

•

Claim frequency – Claim frequency, or PD, is dependent on the loan-to-value, the underwriting year and other characteristics of the loans insured. It reflects historical and current trends and arrears reporting;

•

Claim severity – Claim severity, or LGD, is dependent on the dollar value of claims, losses on sales of real estate properties, administrative expenses, payment delays and sale delays. These factors are generally based on historical experience; and

•	Economic conditions – Recent past and projected economic factors, such as unemployment rates and house price index (HPI) which affect our claim frequency and claim severity.

Arrears reporting from financial institutions is used as a primary input in our provisioning methodology combined with projections of economic variables. The two primary economic variables we use to establish the provision for claims at 31 December 2022 are the HPI and unemployment rate. The rate of arrears and the unemployment rate have been lower than expected, while the HPI has been higher than expected in 2022. These factors would contribute to a decrease in the provision for claims, however a change was made to the reporting delay assumption which ultimately led to an overall increase in the provision for claims from 2021. The reporting delay assumption increased from 15 months to 18 months, which means the reserve now includes 18 months of claims. This change was made as the reporting delays continued to increase in 2022, beyond the initial increases observed during the onset of the pandemic.

We consider a number of economic scenarios when establishing a reasonable range for the provision for claims and our final estimate reflects the following key assumptions for the next 18 months: average unemployment rate of 7.8% and a projected increase in average house prices of 5.2%.

Interest rates and mortgage rates are not a key input into our models as our historical data demonstrates that changes in interest rates by themselves have not been a primary driver for claims. Although changes in interest rates are not direct inputs in our models, they are part of integrated economic conditions that would be captured by the current models. For example, significant changes in interest rates would generally be accompanied by changes in housing prices. Also, if increasing mortgage rates leads to an increased number of loans in arrears, this will be reflected in our models as arrears data becomes available.

For sensitivity analysis and further information on the measurement of the provision, see Note 7.

2022 Annual Report	95

Unearned premiums

Mortgage insurance premiums are due at the inception of the mortgage being insured, at which time they are deferred and recognized as revenue over the period covered by the related insurance contracts using factors determined annually by the external appointed actuary. The premium earnings factors are based on claim occurrence patterns and amortization periods under the assumption that premiums are earned at the same rate as claims are incurred. Distinct earning patterns are applied to product types that exhibit substantially different claim occurrence patterns. Claim occurrence patterns are based on long-term historical claim data grouped by age of loans.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the consolidated balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques such as discounted cash flow, spread differential or other valuation models. These models include a degree of judgment in consideration of inputs such as yield curves, market spreads and risk premiums with reference to financial instruments that have similar yields, market risk and maturity characteristics. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 11 for further information on these inputs and assumptions.

Expected credit losses

The ECL is determined using judgment in weighting pessimistic, baseline and optimistic scenarios that consider forward-looking results for the macroeconomic factors listed in Note 2. The scenarios and weightings are reviewed and updated quarterly by our Chief Economist at the balance sheet date. The ECL at 31 December 2022 was calculated using a 35% weighting to the pessimistic scenario, 45% weighting to the baseline and 20% weighting to the optimistic scenario (2021 – 40% pessimistic, 45% baseline and 15% optimistic).

Our loan portfolio is not materially sensitive to changes in economic inputs or weightings as 99% of the loan book is guaranteed, see Note 14. See Notes 13 and 14 for more information on ECL.

Valuation of pension benefit obligation

The cost of the defined benefit pension plan and the present value of the pension obligation are determined based on actuarial valuations. The actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, rate of compensation increase, mortality rates and inflation. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at least annually.

The assumption most sensitive to change is the discount rate. In determining the appropriate discount rate, we consider the interest rates of Canadian dollar corporate bonds with an ‘AA’ rating and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The mortality rate is based on publicly available Public Sector mortality tables for Canada.

The sustained high inflation in 2022 has also increased uncertainty around our long-term inflation assumption for our defined benefit plans. Our inflation estimate reflects a short-term overlay of 3.5% in 2023, 2.3% in 2024 and then reverts back to the long-term inflation target of 2% from 2025 onwards.

In assessing the recoverability of the defined benefit plans asset we have applied assumptions to determine the maximum future economic benefit available from a reduction in future contributions. This is determined by the difference between the present value of employer current service costs and the present value of the projected employer minimum funding requirements (MFR). In determining the MFR we have applied assumptions around discount rates (5.8% on a going concern basis and 3.6% on a solvency basis per year) and projected future asset returns (6.95% per year).

See Note 24 for more information on assumptions and sensitivity.

2022 Annual Report	96

Mortgage Insurer Capital Adequacy Test (MICAT)

Insurance-in-force (IIF) is a key input in determining our MICAT ratio and is subject to estimation. Due to availability of data, IIF used in the MICAT is the higher of 1) a projection reflecting an estimate of new business, terminations and claims from our most recent previous quarter-end; and 2) our actual IIF as reported by lenders for the previous quarter-end. Changes in underwriting requirements, regulatory environment and market trends can add volatility to our estimate.

In recent months, lenders have been reporting temporarily extended amortizations on variables rate mortgages that do not have payments that automatically adjust with interest rates. Furthermore, adjustments to interest rates as announced by the Bank of Canada may not be immediately reflected in IIF reporting by lenders and are not factored into our projected IIF calculations as we are unable to accurately predict the future path of interest rates. As a result, we may experience a temporarily lower MICAT ratio due to the temporarily extended amortizations on variable rate mortgages until interest rates stabilize and/or subject variable rate mortgages payments are reset to the original amortization period. Our 2022 MICAT ratio only considers the impacts of rising interest rates on variable rate mortgages up to September 2022 and therefore, does not fully reflect the impacts of interest rate increases on amortizations past this point, which may further decrease our ratio in future periods once fully reflected. As at 31 December 2022, the increased capital required for variable rate mortgages with temporarily extended amortizations was a factor that contributed to a decrease in the MICAT ratio.

5. Segmented Information

Our operating segments include Assisted Housing, Mortgage Insurance, Mortgage Funding and CHT. As described in Note 1, we have determined our reportable segments to be Assisted Housing, Mortgage Insurance and Mortgage Funding.

Our Chief Operating Decision Maker (CODM) is our President and Chief Executive Officer. Our CODM monitors the operating results of the activities separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on financial and non-financial metrics that are tied to the objectives of each operating segment and may differ by operating segment.

Assisted Housing includes Housing and Lending programs which share many similarities and satisfy the same objective of supporting access to affordable housing for Canadians in need. Our CODM allocates resources and assesses performance of the Housing and Lending programs as one. Housing programs are administered either directly by us or by provinces and territories under SHA and the Federal/Provincial/Territorial Housing Partnership Framework. We lend to non-profit and private sectors, First Nation, Métis and Inuit organizations and communities, provinces and municipalities in the delivery of affordable and community housing programs. Assisted Housing earns interest income on loans and investments, and receives government funding to operate its housing programs.

Mortgage Insurance provides mortgage insurance for transactional homeowner, portfolio and multi-unit residential loans in all parts of Canada. We operate these programs on a commercial basis with due regard for loss without the need for funding from the Government. Mortgage Insurance revenues are earned from premiums, fees and investment income.

Mortgage Funding provides TPGs of interest and principal of securities issued on the basis of eligible housing loans and on CMB. We provide these guarantees on a commercial basis. Mortgage Funding also includes interests in NHA MBS as a result of acquisitions under the IMPP in 2020.

CHT’s functions include the acquisition of interests in eligible housing loans such as NHA MBS, the issuance of CMB, as well as the purchase of highly rated investments and certain related financial hedging activities.

For the purposes of our segmented reporting, we aggregate Mortgage Funding and CHT (a separate entity) in the Mortgage Funding reportable segment. Accordingly, Mortgage Funding earns revenues from guarantee and application fees, and investment income.

Corporate overheads are allocated to each operating segment and are included in the amounts presented.

2022 Annual Report	97

We define a major lender to be one from which we receive premiums, guarantee fees, and application fees amounting to 10% or more of our total premiums and fees received. In 2022, we received amounts totaling $287 million, or 11% of our total premiums and fees received, from one major lender (2021 – $592 million or 23% from two major lenders). We report these amounts in our Mortgage Insurance and Mortgage Funding Activities; see Note 2 for information on our revenue recognition policies.

For all segments, revenues are attributed to, and assets are located in, Canada.

Aggregation of the Mortgage Funding and CHT

Mortgage Funding and CHT both support our objective of ensuring adequate supply of funds for mortgage lending through mortgage securitization. Through the CMB program in its entirety (including the guarantee by Mortgage Funding) and the IMPP, we contribute to the stability of the financial system by allowing lenders to access funds for residential mortgage lending.

Both segments’ business is generated by market demand for our TPG for mortgage funding through NHA MBS and through CMB issued by CHT.

There are many similarities in the nature of the issuance processes, customers and methods of distribution. CMB are available to both institutional investors and retail investors and can be bought through investment dealers, banks, trust companies, and other types of financial institutions. The guarantee takes effect at issuance.

	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations		Total

(in millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Interest income	369	267	-	-	5,033	4,207	(7)	(2)	5,395	4,472

Interest expense	382	297	-	-	5,024	4,199	(31)	(27)	5,375	4,469

Net interest income (loss)	(13)	(30)	-	-	9	8	24	25	20	3

Government funding	3,408	3,668	-	-	-	-	-	-	3,408	3,668

Premiums and fees earned	-	-	1,427	1,399	756	716	-	-	2,183	2,115

Investment income (losses)	-	-	346	303	49	46	(7)	(6)	388	343

Net gains (losses) on financial instruments	129	107	(94)	21	(13)	10	6	(15)	28	123

Other income (loss)	88	30	(2)	(2)	8	16	-	-	94	44

Total revenues and government funding	3,612	3,775	1,677	1,721	809	796	23	4	6,121	6,296

Non-interest expenses

Housing programs	3,061	3,359	-	-	-	-	-	-	3,061	3,359

Insurance claims	-	-	78	(317)	-	-	-	-	78	(317)

Operating expenses	361	299	302	324	68	70	-	-	731	693

Total expenses	3,422	3,658	380	7	68	70	-	-	3,870	3,735

Income (loss) before income taxes	190	117	1,297	1,714	741	726	23	4	2,251	2,561

Income taxes	50	26	324	429	185	181	6	1	565	637

Net income	140	91	973	1,285	556	545	17	3	1,686	1,924

Total revenues and government funding	3,612	3,775	1,677	1,721	809	796	23	4	6,121	6,296

Less inter-segment income (loss)[1]	3	16	5	7	(31)	(27)	23	4	-	-

External revenues and government funding	3,609	3,759	1,672	1,714	840	823	-	-	6,121	6,296

[1]	Inter-segment income (loss) relates to the following:

•	Assisted Housing recognizes interest income from investing in holdings of CMB ;

•	Mortgage Insurance recognizes investment income from investing in holdings of CMB; and

•	Within Mortgage Funding, CHT recognizes interest expense on CMB held by Assisted Housing and Mortgage Insurance.

2022 Annual Report	98

	Assisted Housing Activity		Mortgage Insurance Activity		Mortgage Funding Activity		Eliminations[1]		Total

(in millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Assets

Cash and cash equivalents	2,070	1,071	576	450	3	4	-	-	2,649	1,525

Securities purchased under resale agreements	650	-	-	-	-	-	-	-	650	-

Accrued interest receivable	88	82	88	84	704	556	(2)	(2)	878	720

Investment securities:

Fair value through profit or loss	33	159	100	130	-	-	-	-	133	289

Fair value through other comprehensive income	-	-	15,074	16,835	3,442	3,615	(473)	(468)	18,043	19,982

Amortized cost	4,095	3,259	-	-	-	-	(517)	(442)	3,578	2,817

Derivatives	-	8	-	23	-	-	-	-	-	31

Due from the Government of Canada	-	363	-	-	-	-	-	-	-	363

Loans:

Fair value through profit or loss	455	480	14	20	-	-	-	-	469	500

Amortized cost	9,807	7,897	48	63	259,352	264,821	-	-	269,207	272,781

Accounts receivable and other assets	(49)	116	1,249	804	244	115	-	-	1,444	1,035

Investment property	402	314	-	-	-	-	-	-	402	314

Defined benefit plans asset	91	-	120	-	7	-	-	-	218	-

	17,642	13,749	17,269	18,409	263,752	269,111	(992)	(912)	297,671	300,357

Liabilities

Accounts payable and other liabilities	591	482	135	137	31	31	-	-	757	650

Accrued interest payable	124	62	-	-	696	552	(2)	(2)	818	612

Derivatives	41	32	46	18	-	-	-	-	87	50

Provision for claims	-	-	318	310	-	-	-	-	318	310

Due to the Government of Canada	6	-	-	-	-	-	-	-	6	-

Borrowings:

Fair value through profit or loss	374	475	-	-	-	-	-	-	374	475

Amortized cost	15,424	11,921	-	-	259,352	264,821	(1,006)	(873)	273,770	275,869

Defined benefit plans liability	69	102	91	140	6	8	-	-	166	250

Unearned premiums and fees	-	-	6,748	6,500	2,390	2,184	-	-	9,138	8,684

Deferred income tax liabilities	167	106	155	152	(54)	-	2	(11)	270	247

	16,796	13,180	7,493	7,257	262,421	267,596	(1,006)	(886)	285,704	287,147

Equity of Canada	846	569	9,776	11,152	1,331	1,515	14	(26)	11,967	13,210

	17,642	13,749	17,269	18,409	263,752	269,111	(992)	(912)	297,671	300,357

[1]	The balance sheet eliminations remove inter-segment holdings of CMB and inter-segment receivables/payables.

2022 Annual Report	99

6. Government Funding and Housing Programs Expenses

Our activities are presented into the following three core responsibilities.

•

Assistance for housing needs: encompasses programs where we provide federal funding to improve access to affordable housing for Canadians in housing need, including First Nations, Métis and Inuit peoples, Canadians with special or distinct needs, and certain vulnerable groups.

•	Financing for housing: encompasses programs whereby we make financing available for new and existing housing-related initiatives.

•

Housing expertise and capacity development: encompasses a variety of programs whereby we support capacity and skills development activities within the housing sector and conduct research and analysis as well as disseminate information on a range of issues that support the housing sector and informed decision making by Government and other sectors.

The following table presents the amount of government funding, including housing programs expenses and operating expenses incurred to support these programs by core responsibility.

(in millions)	2022	2021

Assistance for housing needs	3,112	3,243

Financing for housing	538	455

Housing expertise and capacity development	154	135

Total[1]	3,804	3,833

Change in government funding deferred (net)	(396)	(165)

Total government funding recognized[2]	3,408	3,668

[1]	Includes operating expenses of $337 million (2021 – $296 million) and expected credit loss recovery of $10 million (2021 - $13 million).

[2]

Total government funding recognized does not include gains resulting from below market rate funds borrowed under the CBP, which are recognized in net gains (losses) on financial instruments. These gains totalled $175 million (2021 – $126 million).

The following table presents the change in the due from (to) the Government of Canada account. The outstanding balance as at 31 December 2022 is mainly composed of housing programs expenses incurred but not yet reimbursed.

(in millions)	2022	2021

Balance at beginning of year	363	339

Total government funding	3,804	3,833

Government funding received during the year	(3,872)	(3,833)

Third party remittances from (owing to) the Government of Canada	(2)	8

Balance at end of period before prior/future period adjustments	293	347

One-time top-up to the Canada Housing Benefit advances	(263)	-

Net change in prior period adjustments	(36)	16

Balance at end of year	(6)	363

2022 Annual Report	100

7. Mortgage Insurance

Mortgage Insurance risk management

We assume the risk of loss from borrower default through mortgage insurance contracts entered into with approved lenders, exposing us to uncertainty surrounding the timing, frequency and severity of claims. Insurance risk management policies are in place to identify, mitigate, report and monitor this risk to ensure activities are managed within our risk appetite, tolerances and risk limits to successfully deliver on our mandate and meet our strategic directions.

We manage our exposure to insurance risk of loss through prudent product design, pricing, insurance underwriting policies, claims payment and default management, reserving, fraud and misrepresentation risk management, market diversification and borrower review and monitoring for the multi-unit, portfolio and transactional homeowner products.

Product design

The development of mortgage insurance products takes into account changing client needs, new legislation and regulations, the evolving economic environment and our mandate to serve Canadians across the country, particularly in those market segments not served or less well served by the private sector. Product design is based on prudent underwriting practices combined with our goal to ensure that creditworthy borrowers have access to mortgage insurance products that meet their needs.

Pricing

Premiums are set based on projections of claim frequency, claim severity, return on investment, operating expenses, taxes, capital targets, profitability considerations and market demand. In addition, pricing decisions also take into account other considerations related to competition, strategic direction and our public mandate. Pricing risk refers to the potential that these projections and considerations may substantively and persistently differ from actual developments and values in the long term, which could have significant implications for our risk of loss, profitability and achievement of mandate.

At least annually, we conduct a pricing review of our products to: i) ensure they support Canadians in meeting their housing needs for a wide range of housing types and tenures; ii) support the profitability and long-term viability of the Mortgage Insurance Activity; iii) foster competition; iv) support financial stability; and v) be in line with our risk appetite and tolerances.

Insurance underwriting policies

Risks related to underwriting could arise from: i) the lender; ii) the borrower; iii) the property; and/or iv) the market. As a result, we have developed prudent and disciplined underwriting policies and guidelines which set the contractual framework and general obligations with respect to underwriting, provides approved lenders with underwriting criteria for mortgage insurance and also includes policies to obtain the approved lender designation.

In addition, for transactional homeowner products, risks related to insurance for different types of residential properties are assessed using our mortgage insurance risk assessment methodology and a rigorous underwriting and post-approval due diligence process.

In the case of multi-unit underwriting, due to different risk characteristics, applications undergo additional individual in-depth assessments to evaluate borrower, property, market and loan characteristics by our underwriters.

2022 Annual Report	101

Claims payment and default management

Our Claims Payment Centre supports approved lenders in managing default related to homeowner and small rental loans to reduce risk of default on payment.

Our Insurance Servicing team works with approved lenders for multi-unit residential rental, licensed care or retirement properties in resolving default situations, evaluating workout alternatives and other matters. We consider workouts through effective management of projects in difficulty by following established frameworks.

We actively pursue recoveries, which are amounts expected to be recovered from borrowers in order to mitigate our potential loss.

Reserving

Reserving risk refers to the risk that insurance liabilities differ significantly from the actual claim payments. We estimate insurance policy liabilities to cover future losses and payments on claims. These policy liabilities are established based on projections of claim frequency, severity and timing, within the context of the economic environment and recent performance indicators such as arrears rates.

Fraud and misrepresentation risk management

Fraud risk management comprises all activities aiming to detect and prevent fraud or misrepresentation and mitigating losses due to fraud or misrepresentation. We mitigate fraud using models to identify mortgage loan applications that have a high probability of containing misrepresentation and taking the appropriate measures upon identification. We maintain specialized underwriting staff to review these claims and, if appropriate, require enhanced due diligence by the lender.

Market diversification

Concentration risk may arise from insurance contracts issued in a particular geographical area where local economic conditions are significantly different from the national average that could expose us to a greater risk of loss. The relative impact of the outcome is mitigated as a result of the distribution of business across different geographic areas. We monitor the conditions of the housing market and economy in each region of Canada against predetermined risk tolerances in accordance with our Risk Appetite Framework.

The following table sets out the concentration of loan amount insured during the period:

	2022				2021

	Transactional		Multi-Unit		Transactional		Multi-Unit
(in percentages)	homeowner	Portfolio	residential	Overall	homeowner	Portfolio	residential	Overall

Atlantic	6	6	7	7	7	4	6	6

Quebec	32	18	32	30	36	14	28	29

Ontario	26	36	31	30	22	49	36	32

Prairies and territories	26	23	12	18	25	15	13	18

British Columbia	10	17	18	15	10	18	17	15

Canada	100	100	100	100	100	100	100	100

2022 Annual Report	102

Monitoring

A comprehensive monitoring and quality assurance framework also enables our ongoing rigorous review of business trends, performance and lender compliance in order to make timely adjustments to underwriting and other risk management criteria and processes as needed.

Insurance-in-force

At 31 December 2022, IIF, which represents the maximum potential total risk exposure of the Mortgage Insurance Activity, totalled $399 billion (2021 – $401 billion). This amount includes $5,044 million (2021 – $3,174 million) in outstanding loan balances from the Lending programs included in the Assisted Housing Activity (see Note 14). Under Section 11 of the NHA, the total of outstanding insured amounts of all insured loans may not exceed the limit of $750 billion (2021 – $750 billion). The IIF limit was increased in March 2020 for a five-year period to accommodate the expanded eligibility criteria for portfolio insurance in conjunction with the IMPP.

The following table presents the percentage distribution of IIF by region:

	2022				2021

	Transactional		Multi-Unit		Transactional		Multi-Unit
(in percentages)	homeowner	Portfolio	residential	Overall	homeowner	Portfolio	residential	Overall

Atlantic	7	4	8	7	7	4	6	6

Quebec	26	13	28	24	25	12	28	23

Ontario	24	46	36	33	25	47	37	34

Prairies and territories	33	19	14	23	33	19	14	24

British Columbia	10	18	14	13	10	18	15	13

Canada	100	100	100	100	100	100	100	100

Earned and unearned premiums and fees

The following table presents the composition of premiums and fees earned.

(in millions)	2022	2021

Earned premiums	1,403	1,377

Earned application fees[1]	24	22

Total	1,427	1,399

[1]	Includes application fees on multi-unit residential loans of $15 million (2021 – $8 million) and $9 million (2021 – $14 million) application fees on transactional homeowner loans.

2022 Annual Report	103

The following table presents the changes in the unearned premiums and fees balance.

(in millions)	2022	2021

Balance at beginning of year	6,500	6,129

Premiums deferred on contracts written in the year	1,628	1,732

Premiums earned in the year	(1,403)	(1,377)

Application fees deferred on contracts written in the year	38	24

Application fees earned in the year[1]	(15)	(8)

Balance at end of year	6,748	6,500

[1]

Only includes earned application fees on multi-unit residential loans during the period. Application fee revenue earned on low loan-to-value transactional homeowner application fees are earned as they are received.

Deferred Government of Canada fees

The following table presents the changes in the Deferred Government of Canada fees balance.

(in millions)	2022	2021

Balance at beginning of year	225	210

Government of Canada fees deferred	63	63

Government of Canada fees expense	(51)	(48)

Balance at end of year[1]	237	225

[1]	Included in accounts receivable and other assets (Note 21).

Deferred acquisition costs

The following table presents the changes in the DAC balance.

(in millions)	2022	2021

Balance at beginning of year	197	200

Acquisition costs deferred	53	54

Amortization of deferred acquisition costs	(56)	(57)

Balance at end of year[1]	194	197

[1]	Included in accounts receivable and other assets (Note 21).

Provision for claims

The provision for claims includes amounts set aside for IBNR claims, IBNER claims, CIP and SH and ILM.

Provision for claims comprises the following:

(in millions)	2022	2021

Undiscounted estimated losses	302	287

Discounting	(16)	(6)

Discounted provision for adverse deviation	32	29

Total provision for claims	318	310

2022 Annual Report	104

The following table presents the changes in the provision for claims balance.

(in millions)	2022	2021

Provision for claims, beginning of year	310	735

Net claims paid during the year	(64)	(139)

Provision for claims provided for and losses incurred during the period[1]	211	199

Unfavourable (favourable) development on prior period insurance claims	(139)	(485)

Provision for claims, end of year	318	310

[1]

Included as part of insurance claims on the consolidated statement of income and comprehensive income. Provision for claims provided for and losses incurred may not equal insurance claims expense as certain expenses incurred do not impact the provision for claims.

Estimates of the timing of net cash outflows resulting from our recognized insurance liabilities are provided in Note 29.

Sensitivity analysis

The following table presents the sensitivity in the significant assumptions that have the greatest effect on the measurement of the insurance contract liabilities. The percentage change in variables is applied to a range of existing actuarial modelling assumptions to derive the possible impact on income before income taxes and equity of Canada for reasonably possible movements in key assumptions with all other assumptions held constant. In practice, this is unlikely to occur and changes in some of the assumptions might be correlated, which might magnify or counteract the sensitivities. The relationship of a change in assumption to the change in value may not be linear. The methodology for sensitivity testing has not changed significantly from the prior year.

	Change indicator		Impact on income before income taxes		Impact on equity of Canada
(in millions, unless otherwise indicated)		Change in assumptions	2022	2021	2022	2021

Loss sensitivity factors

Claim frequency	Relative	+10%	(31)	(30)	(23)	(22)

	Relative	-10%	31	30	23	22

Claim severity	Relative	+10%	(31)	(30)	(23)	(22)

	Relative	-10%	31	30	23	22

Economic sensitivity factor

Unemployment rate	Absolute	+1%	(6)	(14)	(5)	(11)

HPI	Relative	-10%	(18)	(29)	(14)	(21)

2022 Annual Report	105

Claims development

Incurred but not reported, incurred but not enough reported and claims in process

The following table shows the development of the expected losses on IBNR, IBNER and CIP claims and their related expenses (excluding SH and ILM) over a period of time and the estimated ultimate cost of claims for 2013 through 2022 to present the earliest material claim that has arisen and for which there is still uncertainty about the amount and timing of claim payments. The information is presented on a default year basis where claims are related to the period in which the insured event occurred and not the period in which the policy was underwritten.

(in millions, unless otherwise indicated)	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total

Expected losses

Default year	388	346	303	306	247	258	263	452	195	211

One year later	370	328	324	272	253	258	329	137	120

Two years later	372	351	319	280	241	258	195	107

Three years later	376	345	312	274	242	241	191

Four years later	378	343	310	277	247	241

Five years later	381	339	310	277	247

Six years later	376	338	310	275

Seven years later	377	338	309

Eight years later	374	337

Nine years later	373

Current estimate of cumulative claims	373	337	309	275	247	241	191	107	120	211	2,411

Claims paid

Default year	22	19	16	23	19	19	22	6	5	5

One year later	194	175	175	144	126	136	94	51	33

Two years later	119	120	95	87	75	65	61	34

Three years later	29	23	20	20	13	19	14

Four years later	13	3	3	3	11	2

Five years later	1	(1)	-	-	-

Six years later	(1)	(1)	-	(2)

Seven years later	-	(1)	-

Eight years later	(1)	-

Nine years later	(3)

Cumulative payments to date	373	337	309	275	244	241	191	91	38	5	2,104

Provision for claims[1]	-	-	-	-	3	-	-	16	82	206	307

Current estimate of surplus (deficit)	15	9	(6)	31	-	17	72	345	75	-

Surplus of initial expected loss on claims	4%	3%	(2)%	10%	0%	7%	27%	76%	38%	0%

[1]	Excludes SH and ILM provision of $11 million at 31 December 2022.

2022 Annual Report	106

Insurance policy liability adequacy

A liability adequacy test on the premium liabilities and claim liabilities is performed quarterly. Premium liabilities represent a provision for future claims and expenses which are expected to arise from the unearned portion of the policies in-force. Thus, this provision is for claims that have not yet occurred and, therefore, covers the period from the date of the valuation to the date of default (the assumed claim occurrence date).

Our liability adequacy test for the year ended 31 December 2022 has identified that no premium deficiency reserve is required (2021 – nil).

8. Mortgage Funding

We guarantee the timely payment of principal and interest of CMB issued by CHT under the CMB program and NHA MBS issued by Approved Issuers on the basis of housing loans under the NHA MBS program and under the IMPP in the event that an issuer is unable to satisfy its obligations under these programs. In that circumstance, we will mitigate our loss by realizing on the collateral securing the obligations, consisting primarily of insured mortgage loans, under each of the programs.

At the balance sheet date, we have not received a claim, nor do we expect to receive a claim, in excess of the unearned guarantee fee on our TPG. As such, no provision in addition to the remaining unearned premium is required.

The following table presents the changes in the unearned TPG fees balance.

	2022			2021

(in millions)	NHA MBS	CMB	Total	NHA MBS	CMB	Total

Balance at beginning of year	1,617	567	2,184	1,341	551	1,892

TPG fees received in the year	798	164	962	841	167	1,008

TPG fees earned in the year	(606)	(150)	(756)	(565)	(151)	(716)

Balance at end of year	1,809	581	2,390	1,617	567	2,184

The unearned TPG fees balance relates to the consideration received from customers at inception of the TPG contracts, for which revenue is recognized over the expected life of the security. The expected life of the securities varies with the average expected life being five years (2021 – five years).

Transaction price allocated to the remaining timely payment guarantee

The following table presents the revenue expected to be recognized in future periods related to guarantees that are unsatisfied at the balance sheet date.

						2028 and
(in millions)	2023	2024	2025	2026	2027	thereafter

NHA MBS	594	482	360	211	78	84

CMB	141	115	94	70	51	110

2022 Annual Report	107

Guarantees-in-force

Total guarantees-in-force represents the maximum principal obligation related to TPGs1. Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $750 billion (2021 – $750 billion). The guarantees-in-force limit was increased in March 2020 from $600 billion to $750 billion for a five-year period to accommodate the one-year increase in NHA MBS and CMB guarantee limits of $295 billion and $60 billion, respectively.

The following table presents the total guarantees-in-force by program. We do not expect these to result in future cash outflows.

(in billions)	2022	2021

NHA MBS	216	202

CMB[2]	255	259

Total	471	461

[1]	Exposure excludes the realizable value of the related assets securing the NHA MBS and CMB guaranteed.

[2]	Includes $1.0 billion (2021 – $0.9 billion) in investments which are eliminated in the consolidated balance sheet.

The following table presents the maturity profile of the guarantees-in-force based on principal amount outstanding as at 31 December 2022.

(in millions)	NHA MBS guarantees	CMB guarantees	Total guaranteed

2023	14,952	45,500	60,452

2024	32,188	37,500	69,688

2025	53,617	40,750	94,367

2026	60,216	32,500	92,716

2027	50,737	31,750	82,487

2028 and thereafter	4,834	66,500	71,334

Total	216,544	254,500	471,044

9. Structured Entities

Canada Housing Trust

CHT was established in 2001 as a special-purpose trust, separate from us. While we control the activities of CHT, its assets and liabilities are neither owned by nor held for our benefit. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA MBS, the issuance of CMB, as well as the purchase of highly rated investments and certain related financial hedging activities. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations. Financial information for CHT is presented in the following tables on an unconsolidated basis.

2022 Annual Report	108

Condensed Balance Sheet

(in millions)	2022	2021

Loans – amortized cost	255,903	260,587

Other assets	694	550

Total assets	256,597	261,137

Borrowings – amortized cost	255,903	260,587

Other liabilities	694	550

Total liabilities	256,597	261,137

Total equity of Canada	-	-

Condensed Statement of Income

(in millions)	2022	2021

Interest income – loans	4,969	4,128

Interest expense	4,960	4,120

Net interest income	9	8

Total revenues	9	8

Operating expenses	9	8

Total expenses	9	8

Net income	-	-

10. Capital Management

For capital management, we consider our capital available to be equal to the total equity of Canada less assets with a capital requirement of 100%.

Our primary objective with respect to capital management is to ensure that our commercial operations, being our Mortgage Insurance and Mortgage Funding Activities, have adequate capital to deliver their mandate while remaining financially self-sustaining and also to follow prudent business practices and guidelines existing in the private sector as appropriate. We voluntarily follow guidelines set out by OSFI.

We perform an Own Risk & Solvency Assessment (ORSA), which is an integrated process that evaluates capital adequacy on both a regulatory and economic capital basis and is used to establish capital targets taking into consideration our strategy and risk appetite. Our ‘Own View’ of capital needs is determined by identifying our risks and evaluating whether or not an explicit amount of capital is necessary to absorb losses from each risk. With this, we also meet the requirements of the CMHC Act and the NHA.

We set an internal target for our Mortgage Insurance Activity and our Mortgage Funding Activity at a level that is expected to cover all material risks. The internal target is calibrated using specified confidence intervals and is designed to provide an early indication of the need to resolve financial problems. Under our capital management policy, we operate at available capital levels above the internal target on all but unusual and infrequent occasions. Accordingly, we have established an operating level for our Mortgage Insurance Activity and our Mortgage Funding Activity in excess of our internal target. The operating level is calibrated using confidence intervals specified by our capital management policy and is designed to provide us with adequate time to resolve financial problems before available capital decreases below the internal target.

2022 Annual Report	109

In August 2022, our Board of Directors approved maintaining the internal targets and operating levels of 155% and 165% respectively for Mortgage Insurance and 105% and 110% for Mortgage Funding for 2023.

We declare dividends to the Government from our Mortgage Insurance and Mortgage Funding Activities, to the extent there are profits and retained earnings not allocated to reserves, capitalization or to meet our needs for purposes of the NHA, CMHC Act or any other purpose authorized by Parliament relating to housing. In the current year, we declared and paid $2,180 million in dividends (2021 – $5,080 million dividends declared and paid).

The components of consolidated capital available are presented in the following table.

(in millions)	2022	2021

Contributed capital	25	25

Accumulated other comprehensive income	(900)	131

Reserve fund	17	29

Appropriated retained earnings[3]	11,179	9,672

Unappropriated retained earnings[1,3]	1,646	3,353

Total equity of Canada[2]	11,967	13,210

Less: assets with a capital requirement of 100%	(185)	(88)

Total capital available	11,782	13,122

[1]	Unappropriated retained earnings represent retained earnings in excess of our operating level for the Mortgage Insurance and Mortgage Funding Activities.

[2]	Equity of Canada includes the impact of eliminations.

[3]

Starting in 2022, the calculation method for determining appropriated capital in Mortgage Funding has been updated to consider the minimum liquidity requirement, which has resulted in an increase of $373 million to appropriated capital and a decrease of $373 million to unappropriated capital in the 2021 comparative.

Mortgage Insurance capital

The appropriated retained earnings of the Mortgage Insurance Activity is based on our ORSA. As regulatory capital, based on guidelines developed by OSFI, is higher than our economic capital requirements, we have set our capital targets based on regulatory capital. OSFI’s minimum regulatory capital requirement is 100% of its MICAT. The OSFI Supervisory target is 150% of the minimum capital required. We set an internal target above the Supervisory capital required under OSFI guidelines. The following table presents the components of capital available.

(in millions, unless otherwise indicated)	2022	2021

Accumulated other comprehensive income (loss)	(799)	86

Appropriated retained earnings	9,838	8,488

Appropriated capital[1]	9,039	8,574

Unappropriated capital	737	2,578

Total Mortgage Insurance capital	9,776	11,152

Less: assets with a capital requirement of 100%	(185)	(88)

Total Mortgage Insurance capital available	9,591	11,064

Internal target	155%	155%

Operating level	165%	165%

Capital available to minimum capital required (% MICAT)	175%	213%

[1]	We appropriate retained earnings and AOCI at our operating level of 165% of MICAT.

2022 Annual Report	110

Mortgage Funding capital

Mortgage Funding capital is appropriated for the guarantees provided by our NHA MBS and CMB programs. There is no regulatory capital and the appropriated amount of capital is based on our economic capital methodology. At 31 December 2022, the total asset required (economic capital required) at the operating level is $2.7 billion which compares to $3.7 billion of assets available (31 December 2021 — $3 billion total assets required and $3.7 billion assets available). These amounts exclude assets and liabilities related to IMPP. Appropriated capital is determined by deducting unearned guarantee and application fees from the total asset required, subject to a minimum liquidity requirement. The liquidity requirement ensures that our total equity and the additional liquidity needed to cover the largest exposure to a single counterparty exceeds our investment balance (cash, cash equivalents, investment securities and related accrued interest). The Board approved a reduction of the economic capital required from $2.7 billion to $1.8 billion, effective 1 January 2023, which will be applied prospectively from that date.

We do not have separate capital amounts for CHT because the TPG exposure to CMB issued by CHT is covered by the Mortgage Funding capital. Similarly, any exposure to IMPP is covered by Mortgage Funding Capital because the NHA MBS loans sold into IMPP form part of the same TPG. The amounts of Mortgage Funding capital held also recognize the risk mitigation provided by mortgage insurers, who are required to hold capital for the underlying mortgage default risk.

The following table presents the components of the capital available.

(in millions, unless otherwise indicated)	2022	2021

Accumulated other comprehensive income	(164)	5

Appropriated retained earnings	1,341	1,184

Appropriated capital[1]	1,177	1,189

Unappropriated capital[1]	154	326

Total Mortgage Funding capital available	1,331	1,515

Economic capital available to economic capital required (%)	149%	136%

[1]

In 2022, the calculation method for determining appropriated capital has been updated to consider the minimum liquidity requirement, which has resulted in an increase of $373 million to appropriated capital and a decrease of $373 million to unappropriated capital in the 2021 comparative.

Assisted Housing capital

Lending programs

We maintain a reserve fund pursuant to Section 29 of the CMHC Act. A portion of the Lending programs’ earnings is retained in this reserve fund as part of our strategy to address interest rate risk exposure on pre-payable loans as well as credit risk exposure on unsecured loans. The reserve fund is subject to a statutory limit of $240 million (2021 – $240 million), which we have determined through our ORSA to be in a reasonable range. Should we exceed the statutory limit, we would be required to pay the excess to the Government. Aside from the reserve fund, we do not hold capital for our Assisted Housing activities, as they do not present material financial risks for us that we do not already otherwise mitigate (see Note 14).

Unrealized fair value fluctuations as well as remeasurement gains and losses on defined benefit plans are absorbed in retained earnings. The Housing programs’ portion of remeasurements is recorded in retained earnings until it is reimbursed by the Government through government funding for housing programs.

2022 Annual Report	111

The following table presents the components of the capital available.

(in millions)	2022	2021

Reserve fund[1]	23	41

Retained earnings	798	503

Total Lending programs capital available	821	544

[1]

Starting in 2022, the reserve fund has been presented separately on the Consolidated Balance Sheet and Consolidated Statement of Equity and includes the impact of eliminations of $6 million (2021 - $12 million).

Housing programs

We do not hold additional capital for Housing programs as this activity does not present risks that would require us to set capital aside.

11. Fair Value Measurement

Fair value measurement

We measure certain financial instruments and non-financial assets at fair value in the consolidated balance sheet and disclose the fair value of certain other items. Fair value is determined using a consistent measurement framework.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of non-financial assets (i.e. investment property) takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. For financial instruments, accrued interest is separately recorded and disclosed.

Fair value hierarchy

The methods used to measure fair value make maximum use of relevant observable inputs and minimize the use of unobservable inputs. Fair value measurements are classified in a fair value hierarchy as Level 1, 2 or 3 according to the observability of the most significant inputs used in making the measurements.

Level 1

Assets and liabilities that are measured based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Assets and liabilities that are measured based on observable inputs other than Level 1 prices. Level 2 inputs include prices obtained from markets that are not considered sufficiently active, and fair values obtained by discounting expected future cash flows, making maximum use of directly or indirectly observable market data.

Level 3

Assets and liabilities not quoted in active markets that are measured using valuation techniques. Where observable inputs are not available, unobservable inputs are used. For Level 3 assets and liabilities, unobservable inputs are significant to the overall measurement of fair value.

2022 Annual Report	112

We have processes and controls in place to ensure fair value is appropriately measured. The valuation of financial instruments is performed by the Systems and Analytics Division (SAD) of the Investments and Treasury group. SAD has developed models and methodologies to determine fair value of financial instruments not quoted in active markets which are reviewed and monitored on an ongoing basis. All valuations are subject to independent price verification (IPV) managed by the sector of the Chief Risk Officer. IPV is a process where valuations are independently verified against external market prices and other relevant market data on an ongoing basis.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account.

For investment property, fair value is determined by independent external property appraisers or our internal appraisers who hold recognized and relevant professional qualifications.

Methods and assumptions

We measure fair value using the following methods and assumptions:

Investment securities

Equity securities are valued using closing bid price quotes from active markets.

Fixed income securities are valued based on a third-party pricing provider, which uses market data from a variety of sources. Actively traded instruments are valued based on market data such as indicative quotes or trade prices for identical securities. Instruments that are not sufficiently actively traded are valued based on techniques using other observable inputs, such as spread differentials of similar actively traded securities. Future cash flows of certain floating rate bonds are estimated based on observable implied forward rate curves.

For our private limited partnership and real estate investment trust equity investments, fair value is measured as our share of the partnership’s or trust’s net asset value. In measuring net asset value, the fair value of the partnership’s or trust’s real estate assets is determined at least annually by independent appraisers using the income approach or the market approach, and the fair value of its long-term debt is measured by discounting expected future cash flows.

Loans

Loans are valued by discounting future cash flows using discount rate curves that reflect the collection guarantees provided by provincial, territorial or federal levels of government. Inputs into the discounting model are the Government yield curve and spreads derived from assets with comparable financial risks.

Loans issued under the FTHBI are valued by multiplying the carrying amount of the loans by HPI. The HPI is intended to reflect the increase/decrease in the fair values of the individual properties.

Derivatives

Derivatives consist of over-the-counter interest rate swaps and foreign currency forward contracts. These are valued by discounting estimated future cash flows using observable discount rate curves constructed using benchmark interest rates and foreign exchange rates. Future cash flows for floating rate legs are estimated based on observable implied forward rate curves. An adjustment is made to reflect the credit risk that either counterparty may not be able to fulfil its obligations. Inputs to this adjustment include market-implied default rates and estimated recovery rates, and the adjustment takes into account master netting and collateral arrangements in place.

First-Time Home Buyer loan derivatives result from the recognition of a payable or receivable to the Government of Canada when there are underlying loan gains or losses. The value of these derivatives is derived from movement on the fair value of the underlying home values, which affects the fair value of the loans.

2022 Annual Report	113

Investment property

The fair value of investment property is determined using either the income approach or the market approach, incorporating the highest and best use of the property. Of the total fair value of investment properties, 43% (2021 – 67%) was based on valuations performed by independent valuators and 57% (2021 – 33%) was based on internal valuations during 2022.

The income approach is primarily applied in determining the fair value of rent-producing properties. Under the income approach, fair value is based upon the present value of expected future cash flows of each property using an unobservable discount rate reflective of the characteristics of the property. Future cash flows are estimated using unobservable assumptions about future rental values and vacancy rates.

The market approach is primarily applied in determining the fair value of vacant land. Under the market approach, fair value is based upon market transactions involving comparable property, with adjustments made to reflect the unique aspects of the property being valued.

The highest and best use of the investment property held in the Assisted Housing Activity ($402 million as at 31 December 2022; $314 million as at 31 December 2021) differs from its current use as these investment properties are used to carry out our social housing mandate rather than maximize economic value.

Borrowings

Borrowings from the Government of Canada are valued by discounting future cash flows using discount rate curves derived from the directly observable yields of our market-traded borrowings (i.e. CMBs).

Comparison of carrying and fair values for financial instruments not carried at fair value

The following table compares the carrying and fair values of financial instruments not carried at fair value. Carrying value is the amount at which an item is measured in the consolidated balance sheet.

	2022			2021

(in millions)	Carrying value	Fair value	Fair value over (under) carrying value	Carrying value	Fair value	Fair value over (under) carrying value

Financial assets[1]

Investments at amortized cost[2]	3,578	3,464	(114)	2,817	2,800	(17)

Loans at amortized cost[3]	269,207	254,629	(14,578)	272,781	274,574	1,793

Financial liabilities

Borrowings at amortized cost[4]	273,770	258,915	(14,855)	275,869	277,848	1,979

[1]

Does not include cash and cash equivalents of $1,924 million (2021 – $1,000 million) and securities purchased under resale agreements of $650 million (2021 – nil) carried at amortized cost as the fair value of these financial instruments is equal to their carrying value.

[2]	$608 million (2021 – $933 million) fair value categorized as Level 1 and $2,856 million (2021 – $1,867 million) fair value categorized as Level 2.

[3]	$250,204 million (2021 – $271,089 million) fair value categorized as Level 2, $4,425 million (2021 – $3,485 million) fair value categorized as Level 3.

[4]	$156,522 million (2021 – $208,639 million) fair value categorized as Level 1, $102,393 million (2021 – $69,209 million) fair value categorized as Level 2.

2022 Annual Report	114

Fair value hierarchy for items carried at fair value

The following table presents the fair value hierarchy for assets and liabilities carried at fair value in the consolidated balance sheet.

	As at

	2022				2021

(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Cash equivalents

Interest bearing deposits with banks	-	240	-	240	-	130	-	130

Federal government issued	183	262	-	445	-	378	-	378

Corporate/other entities	-	40	-	40	-	17	-	17

Total cash equivalents	183	542	-	725	-	525	-	525

Investment securities

FVTPL

Debt instruments

Corporate/other entities	-	22	-	22	-	151	-	151

Provinces/municipalities	-	25	-	25	26	25	-	51

Sovereign and related entities	-	8	-	8	-	8	-	8

Equities

Limited partnership units	-	-	78	78	-	-	79	79

Total at FVTPL	-	55	78	133	26	184	79	289

FVOCI

Debt instruments

Corporate/other entities	2,110	5,106	-	7,216	2,788	5,089	-	7,877

Federal government issued	7,057	618	-	7,675	8,388	442	-	8,830

Provinces/municipalities	2,421	515	-	2,936	2,943	180	-	3,123

Sovereign and related entities	122	94	-	216	57	95	-	152

Total at FVOCI	11,710	6,333	-	18,043	14,176	5,806	-	19,982

Loans designated at FVTPL	-	112	-	112	-	182	-	182

Loans mandatorily at FVTPL	-	13	344	357	-	20	298	318

Derivatives	-	-	-	-	-	31	-	31

Investment property	-	-	402	402	-	-	314	314

Total assets carried at fair value	11,893	7,055	824	19,772	14,202	6,748	691	21,641

Liabilities

Borrowings designated at FVTPL	-	(374)	-	(374)	-	(475)	-	(475)

Derivatives	-	(53)	(34)	(87)	-	(19)	(31)	(50)

Total liabilities carried at fair value	-	(427)	(34)	(461)	-	(494)	(31)	(525)

Net assets at FVTPL	11,893	6,628	790	19,311	14,202	6,254	660	21,116

2022 Annual Report	115

Transfers between fair value hierarchy levels

For assets and liabilities measured at fair value on a recurring basis, we determine if reclassifications have occurred between levels in the hierarchy by re-assessing categorization at each balance sheet date. Transfers are dependent on internal classification criteria that are based on variables such as observability of prices and market trading volumes considered as at each balance sheet date. Transfers between levels are deemed to occur at the beginning of the quarter in which the transfer occurs. There were $2,645 million of transfers from Level 2 to Level 1, $4,830 million of transfers from Level 1 to Level 2, and no transfers from Level 2 to Level 3 during the year ended 31 December 2022 (2021 – $3,363 million, $2,458 million, and $12 million, respectively).

Change in fair value measurement for items classified as Level 3

The following table presents the change in fair value for items carried at fair value and classified as Level 3.

(in millions)	Investment securities – FVTPL	Investment securities – FVOCI	Loans – FVTPL	Investment property	Derivatives	Total

2022

Fair value as at 1 January 2022	79	-	298	314	(31)	660

Purchases/Issuances	3	-	86	-	-	89

Net gains (losses) in profit or loss[1,2,3]	1	-	2	88	(3)	88

Cash receipts on settlements/disposals	(5)	-	(42)	-	-	(47)

Fair value as at 31 December 2022	78	-	344	402	(34)	790

2021

Fair Value as at 1 January 2021	81	-	189	281	-	551

Purchases/Issuances	5	7	121	2	-	135

Net gains (losses) in profit or loss[1,2]	(5)	-	35	31	(31)	30

Level transfers	-	12	-	-	-	12

Cash receipts on settlements/disposals	(2)	(19)	(47)	-	-	(68)

Fair value as at 31 December 2021	79	-	298	314	(31)	660

[1]	Included in net gains (losses) on financial instruments for investment securities; other income for investment property.

[2]	Solely relates to unrealized gains for assets held at the end of the respective periods.

[3]

In the second quarter of 2022, the terms and conditions of the First-Time Home Buyer Incentive program were modified so as to impose a maximum gain or loss of 8% per annum (not compounded) on the returns from the shared-equity mortgages. This has reduced both the loans at FVTPL as well as the derivative liability.

2022 Annual Report	116

Unobservable inputs for items classified as Level 3

The valuations of items classified as Level 3 use unobservable inputs, changes in which may significantly affect the measurement of fair value. Valuations were based on assessments of the prevailing conditions at 31 December 2022, which may change materially in subsequent periods. The following table presents quantitative information about the significant unobservable inputs used in Level 3 fair value measurements for items carried at fair value.

			2022		2021

(in millions, unless otherwise indicated)	Valuation technique	Unobservable inputs	Asset fair value	Weighted average input/range	Asset fair value	Weighted average input/range

Investment securities

Equities at FVTPL – Limited partnership units	Share of partnership equity	Reported partnership equity	78	n/a	79	n/a

Loans at FVTPL

MI Activity workout loans	Discounted cash flow	Loss rate	2	63%	3	63%

MI Activity mortgage assignments	Market approach	Value per square foot	12	$7-$645	17	$11-$349

AH Activity loans – FTHBI	Market approach	HPI	330	n/a	278	n/a

Total loans at FVTPL			344	-	298	-

Investment property

AH Activity	Discounted cash flow	Estimated rental value per square foot	80	$25-$306	65	$16-$289

		Discount rate	-	4%-6%	-	4%-6%

	Market approach	Value per square foot	322	$6-$641	249	$6-$551

Total investment property			402	-	314	-

FTHBI loan derivative	Market approach	HPI	(34)	n/a	(31)	n/a

Total Level 3 items carried at fair value			790	-	660	-

Level 3 sensitivity analysis

Investment property

For investment property, increases (decreases) in estimated rental value and price per square foot could result in a significantly higher (lower) fair value of the properties. Increases (decreases) in discount rates could result in a significantly lower (higher) fair value.

2022 Annual Report	117

12. Cash and Cash Equivalents

The following table provides a breakdown of our cash and cash equivalents:

	2022				2021

(in millions)	Amortized cost	FVOCI	FVTPL	Total	Amortized cost	FVOCI	FVTPL	Total

Cash	227	-	-	227	98	-	-	98

Interest-bearing deposits with	1,329	-	240	1,569	745	-	130	875
banks

Corporate/other entities	-	40	-	40	-	17	-	17

Federal government issued	-	445	-	445	-	378	-	378

Provinces/municipalities	368	-	-	368	157	-	-	157

Total cash and cash equivalents	1,924	485	240	2,649	1,000	395	130	1,525

We hold the following cash and cash equivalents that are intended for use as part of the respective programs:

(in millions)	2022	2021

Affordable Rental Housing Innovation Fund	46	55

Rental Construction Financing initiative (RCFi)	694	242

National Housing Co-Investment Fund (NHCF)	643	308

Direct Lending (DL) – Economically Hedged	240	130

Total	1,623	735

2022 Annual Report	118

13. Investment Securities

The following tables present the contractual maturity profile and average yield of investment securities.

	Remaining term to maturity

(in millions)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total 2022	Total 2021

FVTPL

Fixed income[1]

Corporate/other entities	3	6	13	-	22	151

Provinces/municipalities	25	-	-	-	25	51

Sovereign and related entities	8	-	-	-	8	8

Total fixed income	36	6	13	-	55	210

Yield[2]	1.8%	0.7%	2.5%	-	1.8%	1.1%

Canadian equities					78	79

Yield[3]					6.5%	16.0%

Total at FVTPL					133	289

FVOCI

Fixed income[4]

Corporate/other entities[5]	407	1,933	2,155	2,721	7,216	7,877

Federal government issued	2,054	3,347	1,274	1,000	7,675	8,830

Provinces/municipalities	73	755	759	1,349	2,936	3,123

Sovereign and related entities[5]	13	68	49	86	216	152

Total at FVOCI	2,547	6,103	4,237	5,156	18,043	19,982

Yield[2]	1.1%	2.0%	2.4%	2.6%	2.1%	1.5%

Amortized cost

Fixed income

Corporate/other entities	289	439	91	-	819	469

Federal government issued	-	5	-	-	5	5

Provinces/municipalities	811	525	192	-	1,528	1,312

Sovereign and related entities	214	602	410	-	1,226	1,031

Total at Amortized cost	1,314	1,571	693	-	3,578	2,817

Yield[2]	1.7%	1.9%	2.2%	-	1.9%	0.8%

Total					21,754	23,088

[1]	Includes debt securities denominated in U.S. dollars with a carrying value of $13 million (31 December 2021 - $40 million).

[2]	Represents the weighted-average yield, determined as the weighted average of the effective yields of individual securities.

[3]	Represents the average yield, determined by dividing dividend income by average cost in 2022.

[4]	Includes debt securities denominated in U.S. dollars with a carrying value of $4,047 million (31 December 2021 - $4,393 million).

[5]	To be consistent with the current year presentation, we increased and decreased the comparatives for Sovereign and related entities and Corporate/other entities by $85 million.

2022 Annual Report	119

The following table shows the cumulative unrealized gains (losses) on investment securities recorded at fair value.

	2022				2021

(in millions)	Amortized cost[1]	Gross cumulative unrealized gains	Gross cumulative unrealized losses	Fair value	Amortized cost[1]	Gross cumulative unrealized gains	Gross cumulative unrealized losses	Fair value

Debt instruments

FVTPL[2]	55	-	-	55	209	1	-	210

FVOCI[3]	19,149	176	(1,282)	18,043	20,065	261	(344)	19,982

Equities

FVTPL	63	24	(9)	78	64	26	(11)	79

[1]	Amortized cost for equities is weighted-average acquisition cost.

[2]	Includes debt securities denominated in U.S. dollars with a carrying value of $13 million (31 December 2021 - $40 million).

[3]	Includes debt instruments denominated in U.S. dollars with a carrying value of $4,047 million (2021 – $4,393 million).

Expected credit losses

See Note 19 for further information about the credit quality of our investment securities. At 31 December 2022, all of our debt instruments held at FVOCI and at amortized cost had a 12-month ECL allowance.

The ECL allowance for debt instruments held at FVOCI and amortized cost was $14 million at 31 December 2022 (2021 – $12 million).

We performed a sensitivity analysis by shifting economic scenario weightings to each extreme in order to assess the ECL impacts on our investment securities at amortized cost and FVOCI. The focus of these analyses is on Stage 1 and Stage 2 exposures, as Stage 3 ECLs do not vary between scenarios. Each scenario has been run independently from the others, and the results represent a simulated impact as at 31 December 2022:

	As at 31 December 2022			As at 31 December 2021

	Weight	Unweighted ECL	Weighted ECL	Weight	Unweighted ECL	Weighted ECL

Optimistic	20%	8	-	15%	1	-

Baseline	45%	12	14	45%	9	12

Pessimistic	35%	20	-	40%	19	-

2022 Annual Report	120

14. Loans

The following tables present the contractual maturity profile and average yield of loans based on carrying value.

	Year of maturity

(in millions, unless otherwise indicated)	2023	2024	2025	2026	2027	2028 and thereafter	Total 2022	Total 2021

FVTPL

Lending programs	39	29	40	4	-	343	455	480

MI Activity loans	14	-	-	-	-	-	14	20

Total FVTPL	53	29	40	4	-	343	469	500

Yield	2.5%	2.3%	1.6%	1.6%	-	-	0.6%	0.8%

Amortized cost

CMB program loans	45,616	37,668	41,255	32,493	31,847	67,024	255,903	260,587

Lending programs	452	427	558	572	561	7,237	9,807	7,897

IMPP loans	537	2,552	360	-	-	-	3,449	4,234

MI Activity loans	37	5	2	-	1	3	48	63

Total amortized cost	46,642	40,652	42,175	33,065	32,409	74,264	269,207	272,781

Yield	2.8%	2.8%	2.1%	1.8%	2.9%	2.3%	2.4%	1.8%

Total	46,695	40,681	42,215	33,069	32,409	74,607	269,676	273,281

2022 Annual Report	121

The following table presents the cash flows and non-cash changes for loans.

		Cash flows		Non-cash changes

(in millions)	Opening balance	Repayments	Disbursements	Fair value changes	Accretion	ECL	Transfers[1]	Capitalized interest	Balance at end of period

2022

FVTPL

Lending programs	480	(61)	65	(5)	-	-	(24)	-	455

MI Activity loans	20	(25)	19	-	-	-	-	-	14

Total at FVTPL	500	(86)	84	(5)	-	-	(24)	-	469

Amortized cost

CMB program loans	260,587	(44,848)	40,119	-	45	-	-	-	255,903

Lending programs	7,897	(589)	2,436	(3)	-	(5)	24	47	9,807

IMPP loans	4,234	(785)	-	-	-	-	-	-	3,449

MI Activity loans	63	(36)	2	-	6	13	-	-	48

Total amortized cost	272,781	(46,258)	42,557	(3)	51	8	24	47	269,207

Total	273,281	(46,344)	42,641	(8)	51	8	-	47	269,676

2021

FVTPL

Lending programs	719	(72)	90	23	-	-	(280)	-	480

MI Activity loans	24	(33)	29	-	-	-	-	-	20

Total at FVTPL	743	(105)	119	23	-	-	(280)	-	500

Amortized cost

CMB program loans	258,962	(38,370)	39,955	-	40	-	-	-	260,587

Lending programs	6,160	(720)	2,164	-	-	(10)	280	23	7,897

IMPP loans	5,248	(1,014)	-	-	-	-	-	-	4,234

MI Activity loans	80	(50)	2	-	9	22	-	-	63

Total amortized cost	270,450	(40,154)	42,121	-	49	12	280	23	272,781

Total	271,193	(40,259)	42,240	23	49	12	-	23	273,281

[1]	Transfers are matured loans that have been renewed where the new loans are no longer part of a portfolio of economically hedged loans and borrowings and therefore classified at amortized cost.

2022 Annual Report	122

Credit quality – amortized cost

The following table presents the credit quality of loans at amortized cost, presented separately for those based on 12-month or lifetime ECL. For loans where past due information is used as the primary criteria in assessing SICR, aging of loans past due from contractual due date is presented. For loans where past due information is not the primary criteria used in assessing SICR, credit quality is presented by credit rating category based on our internal credit rating system. Amounts in the table represent the gross carrying amount of the financial asset.

			2022			2021

(in millions)	Stage 1: 12-month ECL	Stage 2: Lifetime ECL (not credit impaired)	Stage 3: Lifetime ECL (credit impaired)	POCI	Total	Total

Days past due:

0-30 days	8,498	-	-	-	8,498	6,434

30-90	-	26	-	-	26	-

90+	-	-	64	-	64	77

POCI	-	-	-	62	62	76

Total gross carrying amount	8,498	26	64	62	8,650	6,587

Internal credit ratings:

AAA	13	-	-	-	13	-

AA- to AA+	723	-	-	-	723	815

A- to A+	465	-	-	-	465	460

BBB- to BBB+	76	-	-	-	76	178

Total gross carrying amount	1,277	-	-	-	1,277	1,453

Total	9,775	26	64	62	9,927	8,040

ECL allowance	(7)	(2)	(35)	(28)	(72)	(80)

Total, net of ECL allowance	9,768	24	29	34	9,855	7,960

CMB program loans	-	-	-	-	255,903	260,587

IMPP loans	-	-	-	-	3,449	4,234

Total loans at amortized cost					269,207	272,781

Total undrawn loan commitments outstanding at 31 December 2022 were $8,885 million (2021 – $7,250 million), of which $8,362 million are subject to 12-month ECL (2021 – $6,789 million) and $2 million are commitments outstanding on POCI loans (2021 – $6 million).

The allowance for ECL on undrawn loan commitments, which we record in accounts payable and other liabilities, was $15 million at 31 December 2022 (2021 – $15 million), which remains the same as the prior year (2021 – increase of $8 million).

2022 Annual Report	123

Expected credit losses

The following table presents the change in the ECL allowance recognized in the consolidated statement of income on loans held at amortized cost.

	2022					2021

(in millions)	Stage 1: 12-month ECL	Stage 2: Lifetime ECL (not credit impaired)	Stage 3: Lifetime ECL (credit impaired)	POCI	Total	Total

ECL allowance – beginning of period:

Lending program loans	6	-	11	-	17	7

MI Activity loans	-	-	28	35	63	85

Total ECL allowance – beginning of period	6	-	39	35	80	92

Increase (decrease) in ECL allowance:

Lending program loans	1	2	2	-	5	10

MI Activity loans	-	-	(6)	(7)	(13)	(22)

Total increase (decrease) in ECL allowance[1]	1	2	(4)	(7)	(8)	(12)

ECL allowance – end of period:

Lending program loans	7	2	13	-	22	17

MI Activity loans	-	-	22	28	50	63

Total ECL allowance – end of period	7	2	35	28	72	80

[1]	Included in net gains (losses) on financial instruments for Lending program loans and insurance claims expense for MI Activity loans.

The ECL allowance on our loan portfolio is not materially sensitive to changes in economic inputs or weightings as the majority of the allowance is comprised of loans classified as Stage 3, where ECL does not vary between scenarios.

2022 Annual Report	124

Sources of guarantee

We are assured collection of principal and accrued interest on 99% (2021 – 99%) of our loans. The sources of guarantee for these loans are provided in the following table.

	2022			2021

(in millions)	FVTPL	Amortized cost	Total	FVTPL	Amortized cost	Total

Provinces and territories through provisions in the SHA	112	1,143	1,255	181	1,351	1,532

Government of Canada through provisions in the NHA[1]	330	343	673	279	367	646

Indigenous Services Canada through Ministerial Loan Guarantees	-	1,389	1,389	-	1,420	1,420

Loans underwritten by our MI Activity	-	5,044	5,044	-	3,174	3,174

Collateral[2]	-	259,352	259,352	-	264,821	264,821

Total guaranteed loans	442	267,271	267,713	460	271,133	271,593

Other Lending programs loans[1,3]	13	1,888	1,901	20	1,585	1,605

MI Activity loans	14	48	62	20	63	83

Total	469	269,207	269,676	500	272,781	273,281

[1]

Loans of $279 million related to the First-Time Home Buyer incentive have been reclassified in 2021 from Other Lending programs loans to Government of Canada through provisions in the NHA to properly reflect the guarantees. The reclassification occurred within FVTPL only.

[2]	Represents collateral held for CMB program and IMPP loans, which consists of NHA MBS securities and, in the case of the CMB program only, high-quality reinvestment assets.

[3]

Consists of loans to provincial entities, municipalities and partnerships between governments, non-profits and private sector. Losses on some of these loans would be eligible for partial reimbursement from the Government of Canada.

15. Borrowings

The following tables present the contractual maturity profile and average yield of borrowings based on carrying value.

	Year of maturity

(in millions, unless otherwise indicated)	2023	2024	2025	2026	2027	2028 and there after	Total 2022	Total 2021

Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	159	75	121	19	-	-	374	475

Yield[1]	2.4%	2.3%	1.6%	1.3%	-	-	2.0%	2.0%

Borrowings at amortized cost

Canada mortgage bonds	45,307	37,408	41,050	32,375	66,978	31,779	254,897	259,714

Borrowings from the Government of Canada – Lending programs	1,223	772	619	562	492	11,756	15,424	11,921

Borrowings from the Government of Canada – IMPP	537	2,552	360	-	-	-	3,449	4,234

Total borrowings at amortized cost	47,067	40,732	42,029	32,937	67,470	43,535	273,770	275,869

Yield[1]	2.8%	3.0%	2.1%	1.9%	2.9%	2.2%	2.5%	1.8%

Total	47,226	40,807	42,150	32,956	67,470	43,535	274,144	276,344

[1]

Represents the weighted-average yield, determined by applying the weighted-average effective yields of individual fixed rate borrowings and the weighted-average yields-to-reset of floating rate borrowings.

2022 Annual Report	125

Borrowings – designated at fair value through profit or loss

Included in this category are medium-term borrowings from the Government taken to fund certain Assisted Housing Activity loans originated prior to August 2016. Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years.

The carrying amount at 31 December 2022 of borrowings – designated at FVTPL is $14 million higher (2021 – $7 million higher) than the contractual amount due at maturity. Our liabilities are backed by the credit of the Government and there is no significant change in value that can be attributed to changes in credit risk.

Borrowings – amortized cost

This category includes borrowings under the CMB program and under the IMPP, as well as short- and medium-term borrowings from the Government taken to fund certain Assisted Housing Activity loans, including all those originated after July 2016. Short-term debt, having an original term to maturity less than 365 days, was $395 million at 31 December 2022 (2021 – $367 million). Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years. The following table presents the cash flows and non-cash changes for borrowings.

		Cash flows		Non-cash changes

(in millions, unless otherwise indicated)	Balance at beginning of year	Issuances	Repayments	Fair value changes	Accretion and other	Eliminations	Balance at end of year

2022

Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	475	-	(80)	(21)	-	-	374

Borrowings at amortized cost

Canada mortgage bonds	259,714	40,081	(44,520)	-	45	(423)	254,897

Borrowings from the Government of Canada – Lending programs	11,921	13,794	(10,168)	(175)	52	-	15,424

Borrowings from the Government of Canada – IMPP	4,234	-	(785)	-	-	-	3,449

Total borrowings at amortized cost	275,869	53,875	(55,473)	(175)	97	(423)	273,770

Total	276,344	53,875	(55,553)	(196)	97	(423)	274,144

2021

Designated at FVTPL

Borrowings from the Government of Canada – Lending programs	1,156	-	(662)	(19)	-	-	475

Borrowings at amortized cost

Canada mortgage bonds	258,592	39,904	(38,229)	-	40	(593)	259,714

Borrowings from the Government of Canada – Lending programs	8,529	11,204	(7,708)	(126)	22	-	11,921

Borrowings from the Government of Canada – IMPP	5,248	-	(1,014)	-	-	-	4,234

Total borrowings at amortized cost	272,369	51,108	(46,951)	(126)	62	(593)	275,869

Total	273,525	51,108	(47,613)	(145)	62	(593)	276,344

2022 Annual Report	126

When we hold CMB to maturity or acquire CMB in the primary market, we exclude the related cash flows from the consolidated statement of cash flows. During the year ended 31 December 2022, we have excluded $328 million (2021 – $141 million) of CMB maturities from repayments in the previous table and from investment securities – sales and maturities in the consolidated statement of cash flows. We have also excluded $38 million (2021 – $51 million) of CMB purchases in the primary market from issuances in the previous table and from investment securities – purchases in the consolidated statement of cash flows.

Borrowing authorities

The Minister of Finance approves our Borrowing Plan annually and establishes limits and parameters for borrowings, namely capital market borrowings and borrowings from the Government of Canada in the Assisted Housing and Mortgage Funding Activities.

For 2022, the limits on our short-term borrowings outstanding and long-term borrowings issued were $6 billion and $6.5 billion, respectively (2021 – $6 billion and $6.5 billion). Actual short-term borrowings outstanding as at 31 December 2022 and long-term borrowings issued in 2022 were $395 million and $4.5 billion, respectively (2021 – $367 million and $4.2 billion).

The legislative authority, which is separate from the limits and does not apply to borrowings of CHT, requires that the total indebtedness outstanding at any time, other than to the Government, not exceed $20 billion (2021 – $20 billion). The outstanding principal balance of this indebtedness was nil as at 31 December 2022 (2021 – nil).

16. Derivatives

Derivatives are financial contracts whose value is derived from movements in one or more underlying securities, rates, indices or other instruments. We use derivatives in conjunction with our risk management activities.

Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. We use them to manage either reinvestment risk or mismatches in the timing of receipts from assets versus payments of liabilities.

Foreign currency forward contracts are over-the-counter contracts in which two parties agree to exchange one currency for another at a specified price for settlement at a future predetermined date. The value of these contracts is derived from movements in foreign exchange and interest rates. We use them to manage currency risk associated with U.S. dollar-denominated debt securities.

FTHBI loan derivatives result from the recognition of a payable or receivable to the Government of Canada when there are underlying loan gains or losses. Upon loan settlement, we will either pay loan gains to, or recover loan losses from, the Government. The value of these derivatives is derived from movement in the fair value of the underlying home values, which affects the fair value of the loans.

The following table provides the notional amounts of the derivative transactions recognized in the consolidated financial statements. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments.

2022 Annual Report	127

	2022				2021

	Average term to maturity	Notional amount	Fair value		Average term to maturity		Fair value
(in millions)			Asset	Liability		Notional amount	Asset	Liability

Interest rate swaps	2 years	667	-	7	2 years	788	8	1

Foreign currency forward contracts	Within 1 year	4,094	-	46	Within 1 year	4,489	23	18

First-Time Home Buyer loan derivative	23 years	330	-	34	24 years	278	-	31

Total		5,091	-	87		5,555	31	50

Credit exposure of derivatives

The following table presents the credit exposure of derivatives by term to maturity. The replacement value is the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements. The replacement value represents our maximum derivative credit exposure. Potential future credit exposure represents an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by OSFI.

Credit risk equivalent is the total of the replacement value and the potential future credit exposure. The risk-weighted equivalent is determined by applying a standard OSFI defined measure of counterparty credit risk to the credit equivalent amount.

	Replacement value				2022		2021

(in millions)	Within 1 year	1 to 5 years	Over 5 years	Potential future credit exposure	Credit risk equivalent	Risk- weighted equivalent	Credit risk equivalent	Risk- weighted equivalent

Derivatives	-	-	-	17	17	3	63	13

The fair value of the collateral we hold related to our derivatives as at 31 December 2022 was nil (2021 – nil).

2022 Annual Report	128

17. Financial Instruments Income and Expenses

Interest income, investment income and interest expense

The following table outlines the total interest income and expense for financial instruments and the investment income recognized in the consolidated statement of income and comprehensive income.

	2022			2021

(in millions)	Interest Income	Investment Income	Interest Expense	Interest Income	Investment Income	Interest Expense

Interest for financial instruments not at FVTPL:

Cash equivalents	28	11	-	1	1	-

Debt instruments – FVOCI	-	372	-	-	329	-

Debt instruments – amortized cost	44	-	-	18	-	-

Loans – amortized cost	5,305	-	-	4,439	-	-

Securities purchased under resale agreements	8	-	-	-	-	-

Borrowings – amortized cost	-	-	5,366	-	-	4,456

Total interest for financial instruments not at FVTPL	5,385	383	5,366	4,458	330	4,456

Interest for financial instruments at FVTPL:

Debt instruments	6	-	-	3	-	-

Loans	2	-	-	3	-	-

Borrowings	-	-	9	-	-	13

Derivatives	2	-	-	8	-	-

Total interest for financial instruments at FVTPL	10	-	9	14	-	13

Total Interest	5,395	383	5,375	4,472	330	4,469

Dividend income	-	5	-	-	13	-

Total	5,395	388	5,375	4,472	343	4,469

2022 Annual Report	129

Net gains (losses) on financial instruments

The following table presents the net gains (losses) on financial instruments recognized in the consolidated statement of income and comprehensive income.

(in millions)	2022	2021

Financial instruments designated at FVTPL

Investment securities	-	(2)

Loans	(5)	(7)

Borrowings	21	19

Total financial instruments designated at FVTPL	16	10

Financial instruments mandatorily at FVTPL

Equity securities	1	(5)

Derivatives	(321)	(13)

Loans	1	37

Total financial instruments mandatorily at FVTPL	(319)	19

Debt instruments held at FVOCI[1]	198	9

Loans – amortized cost	(31)	(6)

Borrowings – amortized cost[2]	175	111

Expected credit recoveries (losses) on financial assets[3]	(11)	(20)

Total	28	123

[1]	Includes foreign exchange gains of $324 million (2021 – losses of $34 million) resulting from translation of U.S. dollar-denominated debt instruments.

[2]	Includes losses from the retirement of borrowings from the Government of Canada of $nil (2021 – $15 million), net of gains from the issuance of borrowings of $175 million (2021 – $126 million).

[3]	Excludes a release of ECL on MI activity loans and MI loan commitments at amortized cost of $14 million (2021 – $14 million). These are presented in insurance claims expense.

18. Market Risk

Market risk is the risk of adverse financial impacts arising from changes in underlying market factors, including interest rates, foreign exchange rates, and equity prices. Despite changes in economic and market conditions, there were no material changes to our assessment and management of market risk in the year ended 31 December 2022.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The investment portfolios for the Mortgage Insurance and Mortgage Funding Activities are managed in accordance with their Strategic Asset Allocation (SAA), which limits interest rate risk relative to internal limits and benchmarks.

The Assisted Housing Activity is exposed to interest rate risk when asset and liability principal and interest cash flows have different payment, repricing or maturity dates. Some of our loans contain prepayment and/or repricing options. As we do not have the right to prepay our borrowings from the Government of Canada totaling $15,798 million (2021 – $12,396 million) without penalty, we are exposed to interest rate risk.

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We manage interest rate risk in the Assisted Housing Activity’s lending programs differently depending on the cash flow characteristics of the program’s loans and when the loans were originated. Overall sensitivity of the Assisted Housing Activity to interest rate risk is managed by ensuring the economic value of net assets in the lending programs on an aggregated and standalone basis plus the reserve fund remains positive under certain interest rate shock scenarios.

For DL loans originated prior to August 2016 and having a gross carrying amount of $112 million at 31 December 2022 (2021 – $181 million), we use derivatives to manage reinvestment and refinancing risks as well as mismatches in the timing of cash flows between the loans, reinvested principal receipts and borrowings. For DL loans originated after July 2016 and having a gross carrying amount of $2,170 million at 31 December 2022 (2021 – $2,404 million), we use an asset/liability matching strategy on a portfolio basis whereby we structure our borrowings so that the associated future obligations match the future cash flows to be received on the loans. Under this matching strategy, we do not use derivatives and the term over which we must reinvest principal receipts is significantly reduced. Cumulative cash flow mismatches are limited by policy to $30 million (2021 – $30 million).

For the MILP, closed to new loans since 2011, we manage interest rate risk through matching the present value of cash flows of the program’s assets and liabilities. Loans in this program had a gross carrying amount of $636 million at 31 December 2022 (2021 – $741 million).

For the RCFi and NHCF programs, which have longer-term expected draw schedules, we manage the uncertainty of the timing of loan cash flows and of investment returns earned on borrowed funds by building these factors into our loan pricing. The gross carrying amount of loans in these programs was $6,070 million at 31 December 2022 (2021 – $3,715 million).

For the FTHBI and CGHL programs, which are non-interest bearing loans, we manage interest rate risks through the receipt of government funding for interest costs. Loans under these programs had a gross carrying amount of $351 million at 31 December 2022 (2021 – $278 million).

Interest rate risk on other Assisted Housing Activity loans of $944 million at 31 December 2022 (2021 – $1,074 million) is managed primarily through the maintenance of a reserve fund pursuant to Section 29 of the CMHC Act.

Loans under the CMB program and under the IMPP are exposed to both interest rate risk and prepayment/ reinvestment (CMB program) or prepayment (IMPP) risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately. Prepayment risk is the risk that those varying degrees of prepayment may reduce the NHA MBS holder’s future interest income. These risks are slightly different under the two programs because under the CMB program, principal on the liabilities is due at maturity, hence the need to reinvest prepayments, whereas under the IMPP principal on the liabilities is due over time.

To mitigate these CMB program and IMPP risks, we enter into swap agreements with approved financial institution counterparties, which transfer these risks to them. Under the CMB program, we pay all interest received from the underlying NHA MBS and reinvestment assets to the swap counterparties in exchange for an amount equal to the CMB coupon payments. Under the IMPP, we pay the effective interest received on the underlying NHA MBS less administration costs to the swap counterparties in exchange for an amount equal to the interest owed on the borrowings from the Government of Canada. As a result of these swap agreements, interest rate changes, prepayments/reinvestments and prepayments related to the CMB program and IMPP have no net impact on the consolidated statement of income and comprehensive income.

2022 Annual Report	131

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from our holdings in foreign currency denominated investment securities. Our internal policies limit the amount of foreign currency investments and require full hedging of currency risk. We held $4,047 million in FVOCI debt securities denominated in U.S. dollars as at 31 December 2022 (2021 – $4,393 million) and $13 million in FVTPL debt securities denominated in U.S. dollars as at 31 December 2022 (2021 – $40 million).

Our strategy to fully hedge currency risk is to continuously enter into a series of short-term foreign currency forward contracts that have terms less than one year. Under these contracts, we exchange U.S. dollars for Canadian dollars at an exchange rate fixed at the outset of the contract for settlement at a future predetermined date. Given the short terms of the forward contracts, full hedging of currency risk over the life of the foreign-denominated debt securities will require continued application of our strategy in the future. The exposures presented in the Value at Risk (VaR) table in the next section reflect the mitigating effect of the hedging instruments. Currency risk was assessed as immaterial as at 31 December 2022 (2021 – immaterial) after accounting for derivatives.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those giving rise to interest rate and currency risk. We are exposed to other price risk through fluctuations in prices of legacy equity investments held by the Mortgage Insurance Activity. The fair value of these investments as at 31 December 2022 is $78 million (2021 – $79 million). Our strategic asset allocation does not permit the acquisition of new equity investments.

Sensitivity analyses

Value at Risk (VaR)

We evaluate market risk for investment securities in the Mortgage Insurance and Mortgage Funding Activities through the use of VaR models. VaR is a statistical technique used to measure the maximum potential loss of an investment portfolio over a specified holding period with a given level of confidence. The VaR for the Mortgage Insurance and Mortgage Funding Activities as at 31 December, calculated with 95% confidence over a 22 business day holding period, is outlined in the following table. VaR is presented separately for individual market risk factors and for the total portfolio. The effect of diversification results from the fact that market risks are not perfectly correlated and, consequently, there is a benefit from investment diversification. The VaR figures are based on one year of historical prices and correlations of bond and equity markets and 26 weeks of volatility.

(in millions)	2022	2021

Investment securities:

Interest rate risk on debt instruments

CAD-denominated securities	265	138

USD-denominated securities	83	53

Effect of diversification	(8)	(11)

Total VaR	340	180

2022 Annual Report	132

Interest rate sensitivity

We evaluate market risk for the Assisted Housing Activity portfolio of loans, investments, borrowings and swaps by measuring their sensitivity to changes in interest rates.

For the Assisted Housing Activity’s financial instruments designated at FVTPL and derivatives, we assessed the impact of a 200 bps shift in interest rates as immaterial as at 31 December 2022 after accounting for derivatives.

The Assisted Housing Activity’s investments, loans and borrowings measured at amortized cost are also exposed to interest rate risk. The net impact of a shift in interest rates on their fair value is presented in the following table.

	2022		2021

	Interest rate shift		Interest rate shift

(in millions)	-200 bps	+200 bps	-200 bps	+200 bps

Increase (decrease) in fair value of net assets[1]	(774)	631	(616)	517

[1]

The changes in fair value of net assets resulting from interest rate shifts presented in this table would not be recognized in comprehensive income as the underlying financial instruments are measured at amortized cost.

19. Credit Risk

Credit risk is the potential for financial loss arising from failure of a borrower or an institutional counterparty to fulfill its contractual obligations. We are exposed to credit risk from various sources including borrower default through mortgage insurance contracts and institutional counterparty credit risk arising from financial guarantees under the NHA MBS and CMB programs, lending arrangements, fixed-income investments and derivative transactions. There has been no significant change in the nature of risks and how we manage them in the year ended 31 December 2022.

A detailed breakdown of credit risk is presented in the following section.

Maximum exposure to credit risk

(in billions)	2022	2021

Mortgage insurance: insurance-in-force (Note 7)	399	401

TPGs: guarantees-in-force (Note 8)[1]	471	461

[1]	Includes underlying instruments which are also insured by CMHC included in insurance-in-force.

For all financial assets other than guarantees or derivatives, the maximum exposure to credit risk is the carrying amount. For derivatives, the maximum exposure to credit risk is indicated in Note 16.

Credit risk associated with mortgage insurance is managed through prudent product design, underwriting and default management practices, and the establishment of adequate capital reserves as described in Notes 7 and 10.

Credit risk associated with TPGs is managed through due diligence in approving NHA MBS Issuers, ongoing monitoring of Issuer credit quality and program compliance, and the requirement that all mortgages supporting the NHA MBS be insured against borrower default. We have further mitigated this risk by having been assigned all rights, title and interest in the underlying mortgages so that we have access to principal and interest payments in the event of issuer default.

Credit risk associated with loans in the Assisted Housing Activity is in part mitigated through measures that include loan guarantees from other government entities as described in Note 14. We are assured collection of principal and accrued interest on 99% of our loans.

Under the CMB program and the IMPP, loans represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS, and associated reinvestment securities under the CMB program only, acquired in the transactions. The collateral, which is rated R-1 (high) or AAA by at least two rating agencies, is held in our name and represents the sole source of principal repayments for the loans.

2022 Annual Report	133

Under the CMB program and the IMPP, we are exposed to credit-related counterparty risk in the event of default of swap counterparties. This risk is mitigated by transacting with highly rated swap counterparties and collateralization requirements based on credit ratings. All swap counterparties must have a minimum credit rating of BBB+ (high) (CMB program) or A- (IMPP), or their equivalents, by at least two rating agencies.

The fair value of total loan collateral held under the CMB program was $246,797 million, 96.4% of loan carrying value, as at 31 December 2022 (2021 – $263,047 million, 100.9% of loan carrying value).

The fair value of total loan collateral held under the IMPP was $3,281 million, 95.1% of loan carrying value, as at 31 December 2022 (2021 – $4,225 million, 99.8% of loan carrying value).

We manage credit risk associated with fixed-income investments and derivatives through policies which include minimum counterparty credit ratings and investment portfolio diversification limits by issuer, credit rating, term and by industry sector, and through legal agreements and collateralization requirements for derivatives.

Concentration risk

Concentration risk arises from holdings of financial instruments issued by entities that operate in the same sector or geographic area or engage in similar activities such that they may be affected similarly by changes in economic or other conditions.

The following table presents the concentration of credit risk by sector and geographic region of our investment securities and derivative transactions:

(in millions, unless otherwise indicated)	2022		2021

By sector:[2]

Federal	8,731	36.1%	9,632	39.3%

Financial	4,555	18.8%	4,202	17.1%

Provincial	4,553	18.8%	4,341	17.7%

Supranationals	1,322	5.5%	968	4.0%

Energy and Utilities	1,008	4.2%	1,053	4.2%

Industrial	963	4.0%	1,132	4.6%

Consumer goods	574	2.4%	565	2.3%

Technology	548	2.3%	597	2.4%

Communications	519	2.1%	589	2.4%

Other	1,403	5.8%	1,467	6.0%

Total[1]	24,176	100.0%	24,546	100.0%

By geographic region:

Canada	17,169	71.0%	17,597	71.6%

U.S.	4,516	18.7%	4,510	18.4%

Europe	1,212	5.0%	1,031	4.2%

Asia and Pacific	793	3.3%	876	3.6%

Other	486	2.0%	532	2.2%

Total[1]	24,176	100.0%	24,546	100.0%

[1]

Total comprised of cash equivalents of $2,422 million (2021 – $1,427 million), investment securities of $21,754 million (2021 – $23,088 million) and derivatives with a positive fair value, net of collateral, of $nil (2021 – $31 million).

[2]

We combined Utilities sector with Energy and Utilities sector this year, which was previously included in Other sector. To be consistent with the current year presentation of sectors, we increased and decreased the comparatives for Energy and Utilities and Other, respectively, by $382 million.

2022 Annual Report	134

Credit quality

The following table presents the credit quality of our cash equivalents and investment securities based on our internal credit rating system. Amounts in the table represent gross carrying amounts.

	Credit Rating[1]

	2022						2021

(in millions)	AAA	AA- to AA+	A- to A+	BBB- to BBB+	Lower than BBB-	Total	AAA	AA- to AA+	A-to A+	BBB- to BBB+	Lower than BBB-	Total

Cash equivalents	445	571	1,406	-	-	2,422	378	465	584	-	-	1,427

Investment securities[2]

FVTPL	22	33	-	-	-	55	60	25	125	-	-	210

FVOCI	7,972	3,962	3,801	2,238	70	18,043	9,592	3,640	4,102	2,553	95	19,982

Amortized cost	1,410	1,664	504	-	-	3,578	1,412	530	875	-	-	2,817

[1]

The internal credit ratings are based upon internal assessments of the counterparty creditworthiness. These ratings correspond to those provided by the credit rating agencies except in cases where stand-alone ratings exist. A counterparty internal credit rating cannot be higher than the highest stand-alone rating from any of the agencies. A stand-alone rating removes the assumption of government support from the rating.

[2]	Includes fixed-income investments.

Derivatives

We limit the credit risk associated with interest rate swaps and foreign currency forward contracts by dealing with counterparties whose credit ratings are in accordance with our Enterprise Risk Management Policies; through the use of International Swaps Derivatives Association (ISDA) master agreements for derivatives; and, where appropriate, through the use of ratings-based collateral thresholds in the Credit Support Annexes (CSA).

ISDA is a master agreement that sets out standard terms that apply to all transactions we entered with the counterparty. The ISDA outlines procedures and calculations of termination costs in the event of default by either party. The ISDA master agreements give us a legally enforceable right to settle all transactions covered by the agreement with the same counterparty on a net basis in the event of default. All derivative counterparties must have a minimum credit rating of A-, or its equivalent, from at least two rating agencies.

The CSA document, included in the ISDA master agreements, regulates the collateral requirements of derivative transactions and the terms under which collateral is transferred to mitigate credit risk. The CSA gives us the right, in the event of default, to liquidate collateral held and apply proceeds received from liquidation against amounts due from the counterparty. Collateral held to offset mark-to-market exposures is not used for any other purpose than to offset such exposure.

For FTHBI derivatives, there is minimal credit risk as the counterparty is the Government of Canada, which carries a AAA credit rating.

2022 Annual Report	135

Securities purchased under resale agreements

By their nature, these balances have low credit risk given their short terms and are secured by the underlying securities purchased under the agreements and any incremental margin obtained from counterparties.

These transactions are subject to Global Master Repurchase Agreements which set out the standard terms of all repurchase agreements transacted with each counterparty. These agreements give us a legally enforceable right to settle all repurchase transactions with the same counterparty on a net basis in the event of default. These agreements also provide for the posting of margin by the counterparty when our exposure to that entity exceeds a certain ratings-based threshold. Securities held as eligible margin include debt obligations issued by or guaranteed by the Government, including Crown corporations and CHT. Margin securities should not be used for any other purpose than to offset such exposure. In the event of counterparty default, we have the right to liquidate these securities. We did not hold any margin securities at 31 December 2022 (2021 – nil).

Netting arrangements and offsetting of financial assets and financial liabilities

The following tables present the potential effects of the netting arrangements described previously.

Financial assets

	(i)	(ii)	(iii) = (i) - (ii)	(iv)		(v) = (iii) - (iv)

	Gross amount of recognized assets	Gross amount offset in the consolidated balance sheet	Net amount of assets presented in the consolidated balance sheet[1]	Gross amount not offset in the consolidated balance sheet		Net amount
(in millions)				Financial instruments[2]	Financial collateral received[3]

2022

Derivatives[1]	1	-	1	(1)	-	-

Securities purchased under resale agreements[1]	650	-	650	-	(644)	6

Total	651	-	651	(1)	(644)	6

2021

Derivatives[1]	33	-	33	(7)	-	26

Total	33	-	33	(7)	-	26

[1]	Derivatives are carried at fair value. Securities purchased under resale agreements are carried at amortized cost.

[2]

Gross amounts of financial instruments not offset in the consolidated balance sheet refers to amounts recorded to derivative liabilities and securities sold under repurchase agreements where we have a legally enforceable right to offset against amounts recorded to derivative assets and securities purchased under resale agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

[3]

We have the right, in the event of default, to liquidate and apply financial collateral held against amounts due from counterparties. For derivatives, these amounts represent the fair value of collateral posted by swap counterparties to us. For securities purchased under resale agreements, these amounts represent fair value of margin posted by counterparties and of securities we purchased with the commitment to resell to the counterparty at a future date.

Derivative assets, as presented in the previous table, are reconciled to the consolidated balance sheet as follows:

(in millions)	2022	2021

Derivative assets presented in offsetting table	1	33

Less: Accrued interest receivable presented separately in consolidated balance sheet	(1)	(2)

Derivative asset balance presented in the consolidated balance sheet	-	31

2022 Annual Report	136

Financial liabilities

	(i)	(ii)	(iii) = (i) - (ii)	(iv)		(v) = (iii) - (iv)

	Gross amount of recognized liabilities	Gross amount offset in the consolidated balance sheet	Net amount of liabilities presented in the consolidated balance sheet[1]	Gross amount not offset in the consolidated balance sheet		Net amount
(in millions)				Financial instruments[2]	Financial collateral pledged[3]

2022

Derivatives[1]	87	-	87	(1)	-	86

2021

Derivatives[1]	50	-	50	(7)	-	43

[1]	Derivatives are carried at fair value.

[2]

Gross amounts of financial instruments not offset in the consolidated balance sheet refers to amounts recorded to derivative assets and securities purchased under resale agreements where we have a legally enforceable right to offset against amounts recorded to derivative liabilities and securities sold under repurchase agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

[3]

Represents the fair value of securities we sold to counterparties with our commitment to repurchase from the counterparty at a future date, net of the fair value of any margin posted by our counterparties.

Derivative liabilities, as presented in the previous table, are reconciled to the consolidated balance sheet as follows:

(in millions)	2022	2021

Derivative liabilities presented in offsetting table	87	50

Less: Accrued interest payable presented separately in consolidated balance sheet	-	-

Derivative liabilities balance presented in the consolidated balance sheet	87	50

20. Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. Liquidity risk comprises both funding liquidity risk, which is the risk that we will be unable to meet our payment obligations when required due to an inability to borrow or realize on overdraft facilities, and market liquidity risk, which is the risk that we are not able to unwind or offset a particular position without incurring losses because of inadequate market depth or market disruption.

The principal financial obligations exposing us to liquidity risk include, but are not limited to:

•	the payment of claims incurred by the Mortgage Insurance Activity;

•	the need to fulfill the TPGs we have issued if sufficient funds are not available for the payment of principal or interest on NHA MBS or CMB by Approved Issuers or CHT, respectively; and

•	payments required by borrowings and derivatives.

2022 Annual Report	137

We have a liquidity risk policy which includes appropriate limits and other mitigants to ensure sufficient resources to meet current and projected cash requirements.

The Mortgage Insurance and Mortgage Funding Activities’ investment portfolios are managed to ensure that there is sufficient cash flow to meet projected claims. Sources of liquidity include: fees, premiums, investment income and proceeds from sales and maturities of investments.

Within the NHA MBS and CMB programs, liquidity risk refers to the risk that we may not be able to provide the funding required, in a timely fashion, to satisfy a call on our TPG obligations. As guarantor, we are exposed to the risk of NHA MBS issuer default, CMB program repo and swap counterparty default, impairment of eligible CMB program collateral securities and system or other operational failures. With respect to our TPGs, our policy is to maintain sufficient liquidity to cover the largest exposure to a single counterparty on a given payment date. Cash, short-term investments and investment securities held in any of our activities can be utilized to satisfy a call on the TPGs. Additional liquidity sources in the event of an immediate need to fulfill the TPGs include overdraft facilities and a $350 million (2021 – $350 million) line of credit with the Central Paying Agent. The Central Paying Agent acts on CHT’s behalf to carry out certain payment functions in the CMB program, including collection of monthly payments on NHA MBS purchased and administration and reporting of cash flows. Other policies in place to mitigate liquidity risk include ensuring high credit quality investments as permitted by the CHT trust agreements and swap counterparties and the establishment of maturity monitoring guidelines.

The Assisted Housing Activity investment portfolio is managed to ensure that there is sufficient cash flow to meet funding needs in case of contingencies causing operational disruptions, unanticipated needs, and to facilitate use of the CBP. As described in Note 18, for our DL loan portfolios, we either use derivatives to manage mismatches in the timing of cash flows or our asset/liability management strategy to match our future cash inflows with future obligations. Further sources of liquidity associated with our Assisted Housing Activity include overdraft facilities and cash and short-term investments in marketable securities. For any additional liquidity requirements, we can access the CBP upon Department of Finance approval as per our borrowing authorities as disclosed in Note 15.

At 31 December 2022, we had $300 million (2021 – $300 million) of overnight overdraft facilities available with our banker, which had not been drawn upon (2021 – $4 million).

We also mitigate liquidity risk through the use of ISDA master netting agreements that reduce the amount of cash required to satisfy derivative obligations.

Maturity analysis

The following table presents the expected payout pattern of our financial liabilities, including accrued interest; this table therefore cannot be reconciled to the consolidated balance sheet.

(in millions)	Within 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total 2022	Total 2021

Accounts payable and other liabilities[1]	131	179	126	96	2	534	426

Derivatives	44	2	3	2	36	87	50

Provision for claims	15	28	120	147	8	318	310

Borrowings – designated at FVTPL	-	21	147	232	-	400	489

Borrowings – amortized cost	496	6,062	47,296	162,336	84,088	300,278	295,269

Total	686	6,292	47,692	162,813	84,134	301,617	296,544

[1]	Excludes expected credit losses on loan commitments, repayable loans, employee benefits and cash held on behalf of Granville Island.

Commitments related to loans and financial guarantees are disclosed in Note 14 and Note 8 respectively.

2022 Annual Report	138

21. Accounts Receivable and Other Assets

The following table presents the composition of accounts receivable and other assets.

(in millions)	2022	2021

Deferred Government of Canada fees	337	325

One-time top-up to the Canada Housing Benefit advances[1]	263	-

Income taxes receivable	206	64

Deferred acquisition costs (Note 7)	194	197

Property and equipment	168	131

Intangible assets	135	120

Net estimated borrower recoveries	46	56

Non-current assets held for sale	37	46

Accounts receivable	32	49

Right-of-use assets	12	19

Other	14	28

Total	1,444	1,035

[1]	We made a one-time advance to CRA in the amount of $400 million during 2022, of which only $137 million has been advanced to proponents at 31 December 2022.

22. Investment Property

The following table presents the changes in the investment property balance within our Assisted Housing segment. Disclosures related to the determination of fair value of investment property are included in Note 11.

(in millions)	2022	2021

Balance at beginning of year	314	281

Additions	-	2

Net unrealized gains in net income[1]	88	31

Balance at end of year	402	314

[1]	Included in other income.

The highest and best use of the investment property held in the Assisted Housing Activity differs from its current use as these investment properties are used to carry out our social housing mandate rather than maximize economic value.

To support affordable housing we may sell the investment properties below their fair value.

2022 Annual Report	139

23. Accounts Payable and Other Liabilities

The following table presents the composition of accounts payable and other liabilities.

(in millions)	2022	2021

Accrued housing programs expenses	280	224

Accounts payable and accrued liabilities	174	108

Affordable Rental Housing Innovation Fund deferred funding	105	114

Government of Canada Fees	93	93

Other miscellaneous liabilities	77	75

Lease liabilities	15	23

Self Insured Provision	13	13

Total	757	650

24. Pension and Other Post-Employment Benefits

Defined benefit plans

The defined benefit plans include the defined benefit Pension Plan and Supplemental Plan as well as the OPEB plans.

On 1 January 2018, all eligible members were transferred to a new modified defined benefit pension plan. All pension plan modifications applied to service following the implementation date. All benefits earned by employees under the existing plans prior to the implementation date remained unchanged. Our defined benefit Pension Plan requires contributions to be made to a separately administered fund (Pension Fund) whereas the defined benefit Supplemental Plan and the OPEB are unfunded and we pay the benefits directly.

Pursuant to a trust agreement we entered into with the Pension Fund Trustees (the Trustees), they are responsible for the management and administration of the Pension Fund. There are eight Trustees, including our President, one member of our Board of Directors, three members of Senior Management and three Pension Council members (a combination of current and retired employees). The Trustees set investment policies and objectives within the context of the investment philosophy and Risk Appetite Framework established by the Board of Directors and periodically review these policies. The Pension Fund’s Investment Committee assists the Trustees in the investment management of the defined benefit Pension Plan.

The Pension Fund’s SAA policy is based on the principle of diversification of investments among various asset classes relative to the liabilities of the defined benefit Pension Plan. In 2021, the Board of Directors approved a new asset allocation policy, which we expect to fully adhere to by 2026. The SAA under the new policy is 37% public equity, 29% fixed income, 21% real assets, 5% private equity, and 3% private debt and 5% US dollar-denominated emerging market debt, on a net asset basis. The policy includes permissible ranges around these percentage weights. Additionally, the policy allows for the use of a modest level of leverage of 25% of net asset value to purchase fixed income assets to reduce the interest rate risk of the portfolio.

The Pension Fund’s investments are subject to credit, liquidity and market risks. The most significant of these risks is asset volatility due to market conditions. For service accrued before 1 January 2018, benefits are indexed to the Consumer Price Index (CPI) in accordance with the Pension Plan rules. For service accrued after 1 January 2018, indexation of the benefits to the CPI are conditional in accordance with the Pension Plan rules and upon approval from the Board of Directors. As such, liabilities that are adjusted to CPI are subject to interest rate risks, inflation risk and changes in the life expectancy of the plan members. The most significant risk is interest rate risk as the present value of the liabilities is calculated using a discount rate set with reference to Canadian AA-rated corporate bond yields. If the Pension Fund assets underperform this yield, the funded position of the defined benefit Pension Plan decreases. Financial risks are managed primarily through the diversification of assets and prudent investment strategies.

2022 Annual Report	140

The actuarial valuation on a going concern basis of our defined benefit component of the Pension Plan reports a surplus as at 31 December 2022. As a result, we are not required to make going concern special payments. The valuation on a solvency basis, which assumes that the plan is wound up at the valuation date, reports a surplus as at 31 December 2022 and we do not expect to make solvency special payments in 2023.

We continue to make full normal contributions and to monitor the defined benefit Pension Plan. The next actuarial valuation will be undertaken at 31 December 2023 with the results reported in the 2023 consolidated financial statements.

The defined benefit obligation relating to the defined benefit plans is funded as follows:

	Pension benefit plans		Other post-employment benefit plans

(in millions)	2022	2021	2022	2021

Wholly or partially funded	2,033	2,631	-	-

Wholly unfunded	87	104	86	126

Defined benefit obligation	2,120	2,735	86	126

Defined benefit pension and other post-employment benefit plans

The following tables present information about the defined benefit plans.

		Pension expense included in net income

2022 (in millions)	1 Jan 2022	Current service cost	Interest cost/ (income)	Sub-total included in net income	Benefits paid	Remeasurements of the net defined benefit plans incl. in OCI[1]	Employees’ contributions	CMHC’s contributions	31 Dec 2022

Pension Plan

Defined benefit obligation	2,629	56	77	133	(101)	(647)	25	-	2,039

Fair value of plan assets	(2,610)	-	(78)	(78)	101	377	(25)	(22)	(2,257)

Defined benefit plan (asset)	19	56	(1)	55	-	(270)	-	(22)	(218)

Supplemental Plan

Defined benefit obligation	106	1	3	4	(4)	(25)	-	-	81

Fair value of plan assets	(1)	-	-	-	4	-	-	(4)	(1)

Supplemental Plan liability	105	1	3	4	-	(25)	-	(4)	80

OPEB

Defined benefit obligation	126	1	4	5	(3)	(42)	-	-	86

Fair value of plan assets	-	-	-	-	3	-	-	(3)	-

OPEB liability	126	1	4	5	-	(42)	-	(3)	86

Defined benefit plans liability	231	2	7	9	-	(67)	-	(7)	166

[1]	The detailed breakdown of remeasurement gains and losses on defined benefit plans included in OCI is found in the following tables.

2022 Annual Report	141

		Pension expense included in net income

2021 (in millions)	1 Jan 2021	Current service cost	Interest cost/ (income)	Sub-total included in net income	Benefits paid	Remeasurements of the net defined benefit plans incl. in OCI[1]	Employees’ contributions	CMHC’s contributions	31 Dec 2021

Pension Plan

Defined benefit obligation	2,708	58	69	127	(98)	(132)	24	-	2,629

Fair value of plan assets	(2,408)	-	(60)	(60)	98	(152)	(24)	(64)	(2,610)

Pension Plan liability	300	58	9	67	-	(284)	-	(64)	19

Supplemental Plan

Defined benefit obligation	112	2	3	5	(4)	(7)	-	-	106

Fair value of plan assets	(1)	-	-	-	4	-	-	(4)	(1)

Supplemental Plan liability	111	2	3	5	-	(7)	-	(4)	105

OPEB

Defined benefit obligation	138	1	4	5	(4)	(13)	-	-	126

Fair value of plan assets	-	-	-	-	4	-	-	(4)	-

OPEB liability	138	1	4	5	-	(13)	-	(4)	126

Defined benefit plans liability	549	61	16	77	-	(304)	-	(72)	250

[1]	The detailed breakdown of remeasurement gains and losses on defined benefit plans included in OCI is found in the following tables.

2022 Annual Report	142

The following table presents further detailed information on the various sources of remeasurement in OCI included in the prior table.

	Remeasurement (gains)/losses included in OCI

(in millions)	Return on plan assets (excluding interest income)	Actuarial changes arising from changes in demographic assumptions	Actuarial changes arising from changes in financial assumptions	Actuarial changes arising from plan experience	Total included in OCI

Year ended 31 December 2022

Pension Plan

Defined benefit obligation	-	-	(697)	50	(647)

Fair value of plan assets	377	-	-	-	377

Pension benefit plans liability	377	-	(697)	50	(270)

Supplemental Plan

Defined benefit obligation	-	-	(29)	4	(25)

Other post-employment benefit plans

Defined benefit obligation	-	-	(41)	(1)	(42)

Defined benefit plans liability	377	-	(767)	53	(337)

Year ended 31 December 2021

Pension Plan

Defined benefit obligation	-	-	(167)	35	(132)

Fair value of plan assets	(152)	-	-	-	(152)

Pension benefit plans liability	(152)	-	(167)	35	(284)

Supplemental Plan

Defined benefit obligation	-	-	(6)	(1)	(7)

Other post-employment benefit plans

Defined benefit obligation	-	(1)	(12)	-	(13)

Defined benefit plans liability	(152)	(1)	(185)	34	(304)

The remeasurement of plan assets is the difference between the actual rate of return on the defined benefit pension plan assets and the discount rate used to measure the obligation. The actual return on plan assets was $299 million (2021 – $212 million).

2022 Annual Report	143

The following table presents information on the fair value of the plan assets.

	2022				2021

(in millions, unless otherwise indicated)	Quoted	Unquoted	Total	%	Quoted	Unquoted	Total	%

Cash	5	-	5	0.2%	5	-	5	0.2%

Short-term investments[1]	115	23	138	6.1%	-	32	32	1.2%

Bonds and debentures[2]

Securities issued or guaranteed by the Government of Canada	111	49	160	7.1%	273	30	303	11.6%

Provinces/municipalities	391	171	562	24.9%	638	74	712	27.3%

Corporate/other entities	-	-	-	-	2	33	35	1.4%

Equities

Canadian equities	451	-	451	20.0%	554	-	554	21.2%

Foreign equities	441	-	441	19.5%	594	-	594	22.7%

Emerging Market Debt	49	47	96	4.3%	-	-	-	-

Infrastructure	-	164	164	7.3%	-	130	130	5.0%

Other real assets	-	21	21	0.9%	-	18	18	0.7%

Real return securities[3]	39	211	250	11.1%	28	286	314	12.0%

Real estate, net of mortgages payable	-	353	353	15.6%	-	291	291	11.2%

Securities sold under repurchase agreements	-	(382)	(382)	(16.9)%	-	(375)	(375)	(14.4)%

Other liabilities net of non-investment assets	-	(1)	(1)	(0.1)%	-	(2)	(2)	(0.1)%

Total	1,602	656	2,258	100.0%	2,094	517	2,611	100.0%

[1]	Includes $115 million or 5.1% (2021 – $27 million or 1.1%) of investments made in securities issued or guaranteed by related parties.

[2]

Includes $160 million or 7.1% (2021 – $231 million or 8.8%) of investments made in securities issued or guaranteed by related parties and no (2021 – $72 million or 2.8%) investments made in securities we guaranteed (CMB).

[3]	Includes $247 million or 11.0% (2021 – $310 million or 11.8%) of investments made in securities issued or guaranteed by related parties.

2022 Annual Report	144

Assumptions

The assets and obligation of the defined benefits were measured for accounting purposes as at 31 December 2022 with the following assumptions.

	Pension benefit plans		Other post-employment benefit plans

	2022	2021	2022	2021

Defined benefit obligation

Discount rate	5.1%	3.0%	5.1%	3.0%

Rate of compensation increase	3.3%	3.3%	3.3%	3.3%

Inflation rate[2]	3.5% trending to 2.0%	2.0%	3.5% trending to 2.0%	2.0%

Benefit costs

Discount rate	3.0%	2.6%	3.0%	2.6%

Rate of compensation increase	3.3%	3.3%	3.3%	3.3%

Inflation rate	2.0%	2.0%	2.0%	2.0%

Assumed medical cost trend

Initial medical cost trend rate	-	-	4.8%	4.8%

Medical cost trend rate declines to1	-	-	4.0%	4.0%

Year that the rate reaches the ultimate trend rate	-	-	2040	2040

Life expectancy of plan members at age 65

Male	Defined Benefit Plan: 24 years	Defined Benefit Plan: 23 years	24 years	23 years

	Supplemental Plan: 24 years	Supplemental Plan: 24 years

Female	Defined Benefit Plan: 25 years	Defined Benefit Plan: 25 years	25 years	25 years

	Supplemental Plan: 26 years	Supplemental Plan: 26 years

[1]	Average decrease per year of 0.04% (2021 – 0.04%).

[2]	3.5% per year for 2023, 2.3% per year for 2024, and 2.0% per year thereafter.

The discount rates are determined by reference to Canadian AA-rated corporate bonds with terms to maturity approximating the duration of the defined benefit obligation. The weighted average duration of the defined pension benefit obligation is 14 years (2021 – 17 years).

The mortality assumptions used are derived from standard tables published by the Canadian Institute of Actuaries (2014 Public Sector Mortality Table).

2022 Annual Report	145

Sensitivity

The following table shows the impact of changes in the assumptions as at 31 December 2022.

2022

(in millions)	Increase (decrease) in defined benefit obligation	Increase (decrease) in net benefit costs recognized in operating expenses in 2023

100 bps increase/decrease in discount rate	(261)/328	(31)/33

50 bps increase/decrease in rate of compensation increase	17/(16)	5/(4)

25 bps increase/decrease in inflation rate	60/(57)	6/(6)

100 bps increase/decrease in health care cost trend rates	5/(4)	-/-

One year increase in life expectancy of plan members	60	5

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur and changes in some of the assumptions might be correlated. The method and types of assumptions used in preparing the sensitivity analyses have not changed from the previous year.

Cash flows

In 2023, we expect to make contributions to the defined benefit plans of approximately $23 million (2021 – $28 million).

25. Income Taxes

The following table presents the components of income tax.

(in millions)	2022	2021

Current income tax expense	515	610

Deferred income tax relating to origination and reversal of temporary differences	50	27

Total income tax expense included in net income	565	637
Income tax expense (recovery) on other comprehensive loss

Net unrealized losses from FVOCI financial instruments	(340)	(116)

Reclassification of prior years’ net unrealized gains realized in the period in net income	(4)	(43)

Remeasurement gains on defined benefit plans	55	37

Total income tax recovery included in other comprehensive loss	(289)	(122)

Total	276	515

2022 Annual Report	146

The following is a reconciliation of the statutory tax rate to the effective tax rate.

(in millions, unless otherwise indicated)	2022	2021

Income before income taxes	2,257	2,561

Statutory tax rate	25%	25%

Income taxes computed at statutory tax rate	564	640

Permanent differences	1	(3)

Income tax expense	565	637

Effective tax rate	25%	25%

The statutory tax rate of 25% is comprised of the federal income tax rate of 38% less the general rate reduction of 13%.

The following tables present the tax-effected temporary differences which result in deferred income tax assets and liabilities.

(in millions)	2021	Change through consolidated net income	Change through consolidated OCI	Change through consolidated equity	2022

Deferred income tax assets

Fair value of financial instruments	(53)	(21)	84	-	10

Net realized losses on borrowings	23	(5)	-	-	18

Total deferred income tax assets	(30)	(26)	84	-	28

Deferred income tax liabilities

Post-employment benefits	46	3	(55)	-	(6)

Provision for claims[1]	(154)	(1)	-	-	(155)

Fair value of investment properties	(71)	(22)	-	-	(93)

Other	(38)	(4)	-	(2)	(44)

Total deferred income tax liabilities	(217)	(24)	(55)	(2)	(298)

Net deferred income tax assets (liabilities)	(247)	(50)	29	(2)	(270)

[1]	The provision for claims includes the portion that is self-insured.

2022 Annual Report	147

(in millions)	2020	Change through consolidated net income	Change through consolidated OCI	Change through consolidated equity	2021

Deferred income tax assets

Post-employment benefits	82	1	(37)	-	46

Net realized losses on borrowings	29	(6)	-	-	23

Total deferred income tax assets	111	(5)	(37)	-	69

Deferred income tax liabilities

Fair value of financial instruments	(101)	(4)	52	-	(53)

Provision for claims[1]	(142)	(12)	-	-	(154)

Fair value of investment properties	(65)	(6)	-	-	(71)

Other	(35)	-	-	(3)	(38)

Total deferred income tax liabilities	(343)	(22)	52	(3)	(316)

Net deferred income tax assets (liabilities)	(232)	(27)	15	(3)	(247)

[1]	The provision for claims includes the portion that is self-insured.

The deferred income tax assets have been recognized in full as it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

26. Related Party Transactions

Our related parties include the Government and its departments, agencies and Crown corporations (in terms of common ownership), key management personnel and their close family members and the Pension Plan.

All material related party transactions and outstanding balances not disclosed elsewhere are disclosed in the following sections.

Transactions or balances between the entities that have been eliminated on consolidation are not reported.

Government of Canada and its departments, agencies and Crown corporations

The following tables summarize income earned and receivable, the total amount invested in instruments issued or guaranteed by the Government and government and related party fees.

(in millions)	2022	2021

Income earned and receivable

Investment income – cash equivalents	10	1

Investment income – investment securities	58	80

Interest receivable – investment securities[1]	21	19

Government issued

Cash equivalents	445	378

Investment securities	7,680	8,835

Government and Related Party fees

One-time top-up to the Canada Housing Benefit – Expense[2]	49	-

Mortgage Funding – Expense	30	31

Mortgage Insurance – Expense	51	48

Mortgage Funding – Payable	30	30

Mortgage Insurance – Payable	63	63

[1]	Included in accrued interest receivable.

[2]	$49 million remains payable at year end and is included in accounts payable and other liabilities.

2022 Annual Report	148

Key management personnel

The following table presents the compensation of key management personnel, defined as those persons having authority and responsibility for planning, directing and controlling our activities. This includes the Board of Directors and members of the Executive Committee.

	2022			2021

(in thousands)	Board of Directors	Executive Committee	Total	Board of Directors	Executive Committee	Total

Short-term benefits	117	5,121	5,238	120	4,930	5,050

Post-employment benefits	-	1,158	1,158	-	1,137	1,137

Total	117	6,279	6,396	120	6,067	6,187

Receivable balances outstanding with members of key management personnel as at 31 December 2022 are nil (2021 – nil).

Pension plan

The following table summarizes interest expense we incurred and operating expenses we recovered from the Pension Plan.

(in millions)	2022	2021

Interest expense – paid to the Pension Plan for its holdings of CMB[1]	-	1

Operating expense recoveries – paid by the Pension Plan for our administration services	4	4

[1]	See Note 24 for additional information on holdings of CMB by the Pension Plan.

Receivable balances outstanding from the Pension Plan as at 31 December 2022 are $1 million (2021 – $2 million).

27. Commitments and Contingent Liabilities

Letters of credit

We have $99 million in letters of credit outstanding, representing the actuarial value of the liability as at 1 January 2023, which secure benefits accrued up to 31 December 2017 under the Supplemental Plans (2021 - $111 million as at 1 January 2022).

We have received the appropriate acknowledgements from both the Minister of Finance and the Minister of Housing and Diversity and Inclusion to reduce our required solvency payments of $34 million (2021 – nil) for our defined benefit plan.

2022 Annual Report	149

Other financial obligations

Total estimated remaining contractual financial obligations are as follows based on minimum commitment:

(in millions)	2023	2024	2025	2026	2027	2028 and thereafter

Housing programs[1]	1,900	1,205	972	837	716	1,884

Office rental lease commitments	2	2	2	2	2	5

Technology project and run costs	107	80	83	67	27	-

Total	2,009	1,287	1,057	906	745	1,889

[1]	Total remaining contractual financial obligations for housing programs extend for periods up to 25 years (2021 – 25 years).

Legal claims

There are legal claims of $4 million (2021 – $4 million) against us. Due to the uncertainty of the outcome of these claims, no provision for loss has been recorded. We do not expect the ultimate resolution of any of the proceedings to which we are party to have a significant adverse effect on our financial position.

28. Operating Expenses

The following table presents the composition of operating expenses.

(in millions)	2022	2021

Personnel costs	351	360

Professional services	126	64

Information and technology costs	117	118

Amortization of Government of Canada fees	81	79

Depreciation, amortization and impairment of property and equipment and intangible assets	29	54

Other administrative goods and services	27	18

Total operating expenses	731	693

2022 Annual Report	150

29. Current and Non-Current Assets and Liabilities

The following table presents assets and liabilities we expect to recover or settle within 12 months of the balance sheet date.

	2022			2021

(in millions)	Within 1 year	After 1 year	Total	Within 1 year	After 1 year	Total

Assets

Cash and cash equivalents	2,649	-	2,649	1,525	-	1,525

Securities purchased under resale agreements	650	-	650	-	-	-

Accrued interest receivable	878	-	878	720	-	720

Investment securities:

Fair value through profit or loss	36	97	133	135	154	289

Fair value through other comprehensive income	2,547	15,496	18,043	2,696	17,286	19,982

Amortized cost	1,314	2,264	3,578	958	1,859	2,817

Derivatives	-	-	-	23	8	31

Due from the Government of Canada	-	-	-	208	155	363

Loans:

Fair value through profit or loss	53	416	469	49	451	500

Amortized cost	46,642	222,565	269,207	45,283	227,498	272,781

Accounts receivable and other assets	678	766	1,444	309	726	1,035

Investment property	-	402	402	-	314	314

Defined benefit plans asset	-	218	218	-	-	-

	55,447	242,224	297,671	51,906	248,451	300,357

Liabilities

Accounts payable and other liabilities	659	98	757	487	163	650

Accrued interest payable	818	-	818	612	-	612

Derivatives	46	41	87	18	32	50

Provision for claims	163	155	318	223	87	310

Due to the Government of Canada	102	(96)	6	-	-	-

Borrowings:

Fair value through profit or loss	159	215	374	81	394	475

Amortized cost	47,067	226,703	273,770	45,831	230,038	275,869

Defined benefit plans liability[1]	8	158	166	8	242	250

Unearned premiums and fees	2,118	7,020	9,138	1,979	6,705	8,684

Deferred income tax liabilities	-	270	270	-	247	247

	51,140	234,564	285,704	49,239	237,908	287,147

Net	4,307	7,660	11,967	2,667	10,543	13,210

[1]	Defined benefit liabilities of $100 million has been reclassified from current to non-current in 2021 to properly reflect what we expect to recover or settle within 12 months for the net liability.

30. Comparative Figures

Certain comparative figures have been reclassified, where necessary, to conform to the 2022 presentation.

31. Subsequent Event

On 23 March 2023, we declared dividends of $395 million, which we expect to pay no later than 30 April 2023.

2022 Annual Report	151

Climate Task Force -Related on Financial Disclosures    As part of our commitment to best practices on disclosure, we follow recommendations set out by the Task Force on Climate-related Financial Disclosures (TCFD) with regards to climate-related financial risks. The intensification of climate-related physical risks and the continued transition to a low carbon economy in Canada will have significant impacts on residential property values, borrowers’ abilities to service debt and loan-to-value ratios. In turn, this exposes our business to an array of potential climate-related strategic, operational and financial risks and opportunities such as insurance, credit, market, and liquidity risks. We continue to advance our risk management framework including risk appetite and risk management processes within the three lines of defence in order to better identify, assess, report and manage climate-related risks. We also continue to monitor regulatory developments related to climate change such as international and national standards and requirements to ensure alignment and compliance.

The following table outlines examples of how climate-related physical and transition risks may impact our business and the broader housing finance system. Type of Climate Risks Related risks Transition    The transition to a low-carbon economy will impact many carbon-intensive industries and geographies. For example, carbon pricing policies may cause difficulties for Climate change carbon-intensive companies. This could reduce economic growth and increase unemployment in some regions. The transition to a low-carbon economy might exacerbate financial, environmental and social Social vulnerabilities. For example, structural changes and and transition in more exposed regional economies may Environmental (Sustainability) reduce housing stability and long-term affordability. Shifts from carbon-intensive sectors may reduce availability of employment, challenge affordability Credit and therefore increase probabilities of default Insurance/ and loss given default in certain geographic areas. Transition risk drivers may generate abrupt changes in investor expectations about housing finance system participants’ exposure to climate-sensitive sectors, Market which may lead to market disruptions, such as ratings downgrades and changes in asset valuations.    Physical Due to the increasing frequency and severity of climate-related weather events and the effects of long-term chronic changes in climate patterns, housing costs might increase due to the need to fix damaged homes and/or make them more resilient to the manifestations of physical risks. The most disadvantaged in our society can be more exposed to, or be affected by (for example, location on a flood plain), and/or live in homes which are less resilient to extreme and chronic climate-related physical events (for example, unavailability of air conditioning). Extreme hazards or chronic changes may incite migration away from certain geographies, reducing local economic growth and creating knock-on effects to probabilities of default and loss given default. Under persistent physical impacts of climate change, the financial system might be eroded because of housing price instability and mortgage lending collateral uncertainty. Affected sectors or geographies may experience an insurance protection gap reduction in availability of housing finance.

Key achievements

As we continue to evolve and advance our approach to assessing and addressing climate-related risks and opportunities that could affect our business and strategy over the short, medium, and long term, the following table highlights key progress we have made in 2022 and some of the work we will continue to advance.

	2022 Highlights	Look Ahead
Governance	• The Board of Directors considers climate-related issues in guiding our company strategy. A climate-specific session was held in Q1 2022 to discuss climate priorities in support of our Strategy execution, The Board of Directors also provides oversight on our annual Corporate Plan, which outlines key priorities and budgets for the next 5 years. • In Q4 2022, the mandate of the Board of Directors was updated to include oversight of Environmental, Social and Governance issues. • The Audit Committee of the Board reviewed the Annual Report which included our TCFD disclosures and recommended the report for approval by the Board of Directors. • Our Executive Committee was informed of climate-related issues on a quarterly basis. Our Chief Risk Officer provides this information through the Quarterly Risk Management report. • In Q3 2022, the Terms of Reference for our Asset/Liability Management Committee were updated to include the management of climate-related financial risks. – This committee will meet quarterly and be responsible for directing our financial risk management and practices. • Guidance on climate impacts and opportunities related to strategy, policies, programs & products is provided by a dedicated Climate Change Office (CCO) (see CCO detail in the following section), which is the responsibility of the Senior Vice-President, Strategy.	• We will formalize and implement climate risk management principles and accountabilities across our three lines of defense through the development of our Climate Policy. • As our work advances on Targets and Metrics, regular reporting to Senior Management and the Board of Directors will be established.
Strategy	• We continue to advance our processes and analyses to determine which climate-related risks and opportunities could have a material financial impact: – Designed methodology to estimate climate hazard scores and enhanced data analytics capabilities to better assess impact of physical risks on our business and strategy. – Assessed flood risk exposure of Multi-Unit Mortgage Loan Insurance to determine potential related market risk, borrower risk, insurance risk and to inform opportunities for future product and policy adjustment (See Targets and Results). – Reviewed the results of the corporate-wide stress tests conducted in 2021, specifically in relation to the climate risk scenario[1], and concluded that results remain applicable regarding capital and liquidity adequacy – we are adequately capitalized and hold sufficient liquidity to withstand the simulated financial impact of transitioning to a low carbon economy.	• We will enhance our understanding of the impacts and materiality of climate-related financial risks to our financial performance, business and strategy over the short, medium and long-term. • We will continue to enhance our economic capital models to better assess risks and resiliency under climate scenarios. • We plan to integrate physical climate risks into loss assessments and capital models (both Homeowner and Multi Unit Mortgage Loan Insurance). • Greater understanding of flood risk offers an opportunity to collaborate with Public Safety and government partners to advance solutions to mitigate impact of flood risks on housing.

[1] The climate risk scenario was developed following consultations with OSFI and the Bank of Canada and assumes immediate action and implementation of global policies (e.g., carbon pricing) to successfully reduce emissions and limit global warming to below 2 degrees Celsius by the end of the century. The scenario assesses impacts of climate risk on multiple economic variables including inflation, household income and consumption, GDP, employment, interest rates, equity prices and house prices over a ten-year simulation horizon. We considered both physical risks, such as flood and wildfire risks, and transition risks as they have a direct impact on our strategy.

2022 Annual Report 154

2022 Highlights Look Ahead Risk • We continued to evolve and advance our risk management • We will continue to monitor Management framework and processes to better identify, monitor developments of climate-related guidance and manage climate-related risks: and requirements of TCFD, OSFI and – Updated our Enterprise Risk Management Framework to other relevant regulatory bodies. include Climate Change as Strategic Risk sub-category. • We will build on our existing three lines – Included climate risk discussion in Quarterly Financial of defense risk model and related risk Report. processes to identify and manage – Collected corporate data use cases related to climate climate-related risks as part of the risks to prioritize and advance data in support of TCFD suite of risks included in our Enterprise and our assessment of climate risks and opportunities. Risk Appetite and Risk Management framework. – Increased climate risk literacy and awareness, including: – producing and making available information on TCFD and climate-related financial risks on CCO internal website accessible to all employees. – holding more focused information sessions for some key areas in our company including our Facilities Management and Investment Governance teams. Metrics and • We continue to improve our metrics and targets to assess • We expect to finalize Net-Zero Report Targets carbon footprint of our operation and investment portfolio Readiness for Directory of Federal Real and reduction progress: Property. – Calculated Weighted Carbon Average Intensity (WACI) • CMHC will incorporate consideration and carbon footprint for our investment portfolio of climate risks & opportunities into (see Targets & Results section). Corporate Investment portfolio. – Calculated absolute emissions, Scope 1 & Scope 2 emissions (see Targets & Results section). Climate Change Office (CCO) – a centralized function to lead the development and implementation of our climate strategy In 2022, CCO transitioned to the leadership of our Senior Vice President, Strategy, who is a member of the Executive Committee and reports directly to the President and Chief Executive Officer. This transition provided an opportunity to increase integration of climate related efforts with work to advance our company strategy. The CCO is a hub that centralizes climate change expertise and helps lead the advancement of our climate priorities and climate change initiatives across the company. Climate expertise also resides in key business areas including research, policy, risk, products and programs, and corporate services. For example, CCO provided advice on the inclusion of climate compatibility and climate resiliency into the program design of the Canada Greener Affordable Housing (CGAH). The CCO also convened and led an internal working group to discuss and advance the alignment and implementation of the TCFD recommendations. This group met bi-weekly and included representation from across CMHC, including the Chief Risk Officer, Finance, and Corporate Services.

Advancing Through our Products and Programs As we advance in our climate work, we find opportunities to support climate change mitigation and promote responsible behaviours through some of our products and activities. Several of our National Housing Strategy programs require projects to achieve specific reductions in energy consumption and Green House Gas (GHG) emissions. For example, the Rental Construction Financing initiative and National Housing Co-Investment Fund require projects achieve a minimum 15% decrease in energy consumption and GHG emissions relative to the 2015 National Energy Code of Canada for Buildings (NECB) or 2015 National Building Code (NBC). In 2022, we launched products and programs that incent energy efficiency and GHG emissions reductions: • ECO Plus provides greater incentives to homeowners to improve the energy efficiency of their homes. • MLI Select offers reduced premiums and other incentives to multi-unit rental property owners for energy efficiency commitments. • Canada Greener Homes Loan program, launched in partnership with Natural Resources Canada, helps homeowners complete deep home retrofits through interest-free loans of up to $40,000. Throughout 2022, CMHC continued to work with Public Safety Canada on the Task Force for Flood Insurance and Relocation. In August 2022, the Task Force released the report Adapting to Rising Flood Risk: An Analysis of Insurance Solutions for Canadians. This report provides evidence and information supporting a national approach to flood insurance, including its critical link to preserving housing stock and affordability.

Targets and Results Our ability to measure and set targets related to climate risks and opportunities continues to evolve. The following section provides an overview of the results we achieved in 2022, including: the flood exposure to our Multi Unit (MU) Mortgage Loan Insurance (MLI) portfolio; a summary of our emissions reduction targets and 2022 results; and the emissions performance of our investment portfolio. Exposure to Flood Risk- Housing and Mortgage Insurance In Canada, flooding, a climate-related physical risk, has affected many regions and hundreds of thousands of people. Floods represent the costliest extreme weather-related events in Canada, including property damage and associated economic and market risks. Although floods can result from storm surges along the shorelines of lakes and oceans, most flooding is fluvial/riverine (flow of water in a river or stream exceeds its channel) or pluvial/ surface (resulting from water saturation in the ground and/or overwhelmed storm sewer systems). Our mortgage insurance coverage excludes property damage caused by force majeure, however our mortgage insurance portfolio remains exposed to flood risk as it can increase probability of default and severity of loss given default on insured properties, for example: • Property values may decline in flood zones. • Housing costs may increase due to higher property insurance costs, municipality charges. • Incomes of people living in flood zones may be impacted due to the migration of businesses away from flood zones. Given the increasing threat of flooding to housing across Canada in the short, medium and long-term, and its potential impacts on market risk of the properties and insurance risk, CMHC has advanced the analysis to assess and quantify the exposure of residential properties to this natural hazard.    Highlight of findings from recent year analyses on exposure to riverine flood risk CMHC continues to enhance our understanding of riverine flood risks associated with homeowner and multi-unit properties in Canada and in our mortgage insurance portfolio for which we have data, while we also work to improve our climate data to better inform risk and opportunity assessment. 2020 Analysis: Flood risk exposure analysis of homeowner (HO)properties • Up to 400,000 homeowner properties across Canada may be exposed to this type of flood hazard based on a 1-in-a-100 year return period. On a geographic basis, our results suggest that 91% of the exposed homeowner properties are located in four provinces, i.e., Ontario, British Columbia, Quebec, and Alberta. Within CMHC’s homeowner mortgage loan insurance portfolio, approximately 40,000 properties were exposed to riverine flooding, representing about 3.6% of total homeowner units insured by CMHC. • Our HO analysis used the Property Sales and Assessment Database which represents approximately 95% of all HO properties in Canada. 2021 Analysis: Flood risk exposure analysis of multi-unit (MU) rental properties. • 71,000 units in 2,900 MU properties are exposed to a 1-in-a-100 year riverine flood, with 94% of these units concentrated in four provinces: Ontario, Quebec, Alberta and British Columbia. Ontario shows the largest concentration of value at risk of flood with MU properties accounting for almost half. • Our assessment of Canada-wide property exposure to riverine flooding related to MU rental properties is based on a compiled database of close to 105,000 MU rental properties containing approximately 2.3 million units and representing almost 90% of all purpose-built rental units in Canada.

In 2022, we continued to advance our analysis and further assess our riverine flood risk exposure related to our MU MLI portfolio. Some key findings in relation to our insured portfolio include: • 2.5% of the properties in our MU MLI portfolio were exposed to flood risk in 2022. • The proportion of units in our MU MLI portfolio exposed to flooding has been stable by approval year, however the number of units that are exposed to riverine flood risk exposure has increased as our MU MLI portfolio expanded. • Our Alberta portfolio has the highest per-unit exposure than any other province in Canada, while our retirement/nursing home portfolio have the highest exposure than any other product type. • When looking at provinces such as Ontario and Alberta, the proportion of units exposed to riverine flood is relatively higher in smaller urban areas compared to that in the large Census Metropolitan Areas. Percentage in Flood Risk by Dwelling Type Insured Outstanding Balance in Flood Risk calculated on an average per Unit basis by Province – as of March 31, 2022 $

Operations As a Crown Corporation, we align our operational goals to improve our environmental footprint to directives of the Treasury Board of Canada Secretariat. The current federal government strategy describes how the government will reduce its environmental impact and transition to low carbon, climate resilient operations. These specific targets align with the Paris Agreement. Our absolute emissions reductions targets include: • 40% reduction below 2005 (baseline) levels by 2025. • aspire to achieve subsequent 10% reductions every 5 years to reach at least 90% by 2050 without the use of carbon removals. • reduction to net zero by 2050. • carbon removal will be used as needed to address any remaining emissions to reach net zero by 2050. The following charts demonstrate the results of our efforts on reducing water consumption and greenhouse gas emissions2 over the past five years. In 2022 we achieved a 45% reduction in our emissions relative to our 2005 baseline, which exceeded the set target of 40% reduction. Water Consumption Greenhouse Gas Emissions 2 CMHC calculates its emissions using RETScreen® Clean Energy Management Software, developed by the Government of Canada.

Investment Portfolio We have advanced our understanding of the emissions potentially associated with our mortgage insurance investment portfolio, despite significant data limitation, with key findings outlined in the following. We have not yet taken into consideration emissions or other climate metrics in our investment Strategic Asset Allocation however; we plan to explore inclusion in our investment policies and processes in the future. Data coverage & approach Our investment portfolio consists mainly of corporate debt (45% of total portfolio) and government debt (55% of total portfolio). Data is currently not available to report emissions for investment in government debt. Emissions for our corporate debt investments are determined through corporate disclosures and third-party data for those entities not currently disclosing emissions. The approach is in-line with Partnership for Carbon Accounting Financials’ (PCAF’s) recommendation. Emissions for our corporate debt investments Normalized carbon footprint and Weighted Average Carbon Intensity (WACI) are 59 tonnes of CO2e/$ million and 114 tonnes of CO2e/$ million invested respectively. Metrics Corporate Debt Description Total carbon emissions for a Carbon Footprint 59 portfolio normalized by the (tonnes of CO e/$ million invested) 2 market value of the portfolio Weighted Average Carbon Intensity Portfolio’s relative exposure to 114 (tonnes of CO e/$ million revenue) carbon-intensive industries 2 The following table summarizes the actual portfolio emissions for the top three sectors within our corporate debt investment portfolio, expressed in standardized terms to allow for comparison. Weighted Average Carbon Footprint Carbon Intensity (CO e/$ million invested) (CO e/$ million invested) 2 2 Utilities 356 725 Energy 178 443 Materials 568 514

Corporate Governance    Legislative framework Incorporated under the Canada Mortgage and Housing Corporation Act, the company is accountable to Parliament through the minister responsible for CMHC, currently the Minister of Housing and Diversity and Inclusion. Our legislative framework includes the CMHC Act, the National Housing Act, the National Housing Strategy Act and the Financial Administration Act. Board of Directors The Board of Directors is responsible for managing our affairs and the conduct of our business in accordance with applicable legislation and the governing bylaws of CMHC. As steward of the company, the Board: • sets strategic direction in support of government policies and priorities • ensures the integrity and adequacy of company policies, information systems and management practices • ensures that principal risks are identified and managed • evaluates and monitors the company’s performance and results • has a duty to: – protect the short- and long-term interests of the company – safeguard CMHC’s assets – be prudent and professional in fulfilling its duties The Board consists of the Chair, the President and Chief Executive Officer, the Deputy Minister to the Minister responsible for CMHC, the Deputy Minister of Finance and eight other directors appointed by the Minister with the approval of the Governor in Council.    The Board committees include (mandates are available on our website): • Audit • Corporate Governance and Nominating • Human Resources • Risk Management • Housing Affordability • Pension Fund Trustees • Executive Committee The Board meets a minimum of five times per year and holds an annual public meeting. To understand the diversity of housing needs of people living in Canada, the Board usually conducts meetings and meets with community representatives and housing proponents from across Canada. Due to COVID-19, the Board met virtually in the first half of 2022. It resumed meeting in person in the second half of the year, following public health guidelines to ensure the health and safety of members and guests. The in-person meetings were held in Montréal, Québec and Vancouver, British Columbia. The Board undergoes regular assessments to identify opportunities for enhanced Board performance and director development and education. It periodically alternates between a self-assessment and an overall assessment administered by a third party. The latter examines the functioning and performance of the Board as a whole, compared to the boards of other Crown Corporations, financial institutions, and best practices. The Board recognizes the importance of diversity and its benefits to the success of the organization. It regularly reviews its composition against a “Competency, Diversity and Geographical Location Matrix” and collaborates with the Minister in filling Board vacancies that represents all Canadians.

As of 31 December 2022 Derek Ballantyne Chair of the Board of Directors (29 April 2018 – 28 April 2023) CEO of Encasa Financial Inc., Toronto Romy Bowers President and Chief Executive Officer (6 April 2021 – 5 April 2026) Kelly Gillis (ex-officio) Deputy Minister of Infrastructure and Communities (effective 26 October 2021) Michael Sabia (ex-officio) Deputy Minister, Department of Finance (effective 14 December 2020) Janice Abbott Chair of the Housing Affordability Committee and Interim Chair of the Corporate Governance and Nominating Committee (18 December 2020 – 17 December 2023) CEO of Atira Women’s Resource Society, White Rock Gordon Laing Chair of the Audit Committee (12 January 2018 – 11 December 2022 – continues in office) President and CEO of Southwest Properties Limited, Halifax

André Hébert Chair of the Risk Management Committee (27 February 2019 – 26 February 2023) Head of Technology, Air Canada Vacations, Montreal Linda Morris Chair of the Human Resources Committee (14 December 2017 – 13 December 2021; Continues in office until an appointment is made) Formerly served as Senior Vice-President of Business Development, Member and Community Engagement at Vancity, Vancouver Navjeet (Bob) Dhillon (5 February 2015 – 4 February 2019; continues in office until an appointment is made) President, CEO & founder of Mainstreet Equity Corporation Christopher Sicotte (23 June 2022 – 22 June 2026) Executive Director of the National Aboriginal Trust Officers Association

Compensation and Attendance Record

Member	Compensation ($)	Board and Committee Member Attendance						
		Board of Directors	Governance and Nominating	Audit	Human Resources	Risk Management	Housing Affordability	Pension Fund Trustees
Derek Ballantyne	29,285.00	8/8	-	-	-	-	-	1/4
Janice Abbott	14,700.00	8/8	4/4	-	-	-	3/3	-
Romy Bowers	n/a	8/8	3/4	-	-	-	-	3/4
Navjeet (Bob) Dhillon	12,700.00	7/8	-	-	2/2	-	2/3	-
Anne Giardini[2]	6,697.50	4/8	1/4	1/4	-	-	-	1/4
André Hébert	14,950.00	8/8	-	-	1/2	3/4	2/3	-
Gordon Laing	14,200.00	7/8	-	4/4	-	3/4	-	-
Linda Morris	15,700.00	8/8	-	-	2/2	4/4	-	-
Michael Sabia*	n/a	7/8	-	1/4	-	2/4	1/3	-
Kelly Gillis*	n/a	8/8	4/4	-	-	-	3/3	-
Christopher Sicotte[1]	8,758.24	3/8	-	2/4	-	-	-	-

* Participation by member or delegate.
[1] Appointed on 23 June 2022.
[2] Term ended on 27 April 2022.

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Our Executive Committee Our Executive Committee consists of the President and Chief Executive Officer’s direct reports and has ultimate responsibility for strategic direction and risk management. Meet the team as of December 31, 2022: Romy Bowers President and Chief Executive Officer Romy joined CMHC in 2015 and was appointed President and Chief Executive Officer in April 2021. She believes CMHC can be a catalyst for solving housing affordability challenges and a leader in building a housing system that is equitable and free of systemic racism. Prior to being appointed President, Romy served as CMHC’s Chief Risk Officer, Chief Commercial Officer and most recently, Senior Vice-President of Client Solutions, where she led a team that brings together the expertise of CMHC’s commercial and assisted housing businesses to better understand the housing needs of people in Canada and develop new client-focused products and services to meet those needs. Kathleen Devenny Chief Risk Officer As Chief Risk Officer, Kathleen Devenny ensures CMHC has the capabilities and systems in place to allow the company to take calculated risks. She joined the company in 2015, after a 20-year career in senior roles in the financial services industry, public accounting, and internal audit. This prepared her for a succession of increasingly senior positions at CMHC, and for her current task of building and maintaining the company’s strong risk culture in pursuit of its aspiration. Nadine Leblanc Senior Vice-President, Policy Nadine leads Canada’s foremost team of experts and researchers responsible for accelerating housing affordability in Canada through evidence-based policy, research, and analytics. With the National Housing Strategy now being rolled out, the Policy Sector is focusing on developing game-changing ideas that will help ensure that we reach our aspiration. Nadine joined CMHC in 2008 as part of the Finance team, leading the development of major programs in response to the global financial crisis.

Paul Mason Senior Vice-President, Client Solutions As Senior Vice-President of Client Solutions, Paul leads a team that brings together the expertise of CMHC’s commercial and assisted housing businesses to develop solutions that better meet housing needs. Paul joined CMHC in 2016 as Chief Information Officer, leading a technology and business transformation aimed at giving employees the tools and physical environment to deliver their best on behalf of all people in Canada. Steve Mennill Chief Climate Officer Steve was appointed as CMHC’s first Chief Climate Officer in April 2020. He led the implementation of a robust climate change strategy that includes actions relating to mitigation and adaptation, while remaining rooted in the company’s goal of housing affordability for everyone in Canada. Steve’s 25 years of experience at CMHC and his expertise in urban planning and economics converge to make him one of Canada’s foremost housing authorities. Caroline Sanfaçon Senior Vice-President, Client Operations As Senior Vice-President of Client Operations, Caroline’s mandate is to make delivering housing affordability solutions easy. To that end, her team is focused on simplifying the customer experience, continuously improving operational efficiencies, and advancing CMHC’s operational agility. A strategic and innovative thinker, Caroline brings to her role over 20 years of experience in public and private real estate, including extensive experience in retail and commercial real estate credit risk and lending.

Marie-Claude Tremblay Senior Vice-President, Corporate Affairs and Chief of Staff Marie-Claude brings 25 years of public sector experience to her role as Chief of Staff to the President. In addition to advising the President, she is responsible for CMHC’s communications and marketing activities, corporate governance, parliamentary affairs and correspondence, briefings, and the Access to Information Program. Marie-Claude’s career of service to Canada includes roles in several federal departments as well as senior positions at CMHC, which she joined in 2010. Michel Tremblay Chief Financial Officer and Senior Vice-President, Corporate Services As Chief Financial Officer, Michel is responsible for the stewardship of CMHC’s assets and works closely with his Executive Committee colleagues to support the roll-out of housing policies and programs. In his dual role as Senior Vice-President, Corporate Services, he also leads teams that deliver support functions ranging from legal services and human resources to information technology and procurement. Michel joined CMHC in 2005 and was integral to the design of Canada’s National Housing Strategy. Lisa Williams Senior Vice-President, Strategy In this role, Lisa is responsible for the key drivers of corporate strategy, including CMHC’s Anti-Racism and Equity Program, reconciliation with Indigenous Peoples, innovation, and the Change and Project Management Office. Her team is also developing an approach to building partnerships that will drive the strategy. Lisa joined CMHC in 2003, and through her various roles, has gained a strong understanding of corporate strategy and the role of various business lines in helping people in Canada meet their housing needs.

Asset/Liability Management Committee (ALCO)

The Committee meets quarterly and on an as-needed basis, and members include:

•	President (Chair)

•	Chief Risk Officer

•	Chief Financial Officer and Senior Vice-President, Corporate Services

•	Senior Vice-President, Client Solutions

•	Senior Vice-President, Client Operations

•	Vice-President, Risk Management, Strategy and Products, Client Solutions (ex-officio)

•	Vice-President, Investments and Treasury (ex-officio)

•	Director, Actuarial and Capital Management (ex-officio)

Management Team

Caroline Bilodeau

Vice-President, People and Culture

Mark Chamie

Vice-President, Treasury, and Investments

André Charbonneau

Deputy Chief Financial Officer

Samir Chhelavda

Vice-President, Audit and Evaluation

Holly Cooper

Vice-President, Indigenous Relations

Brett Dietrich

Vice-President, Credit Assessment and Underwriting (Multi-Unit)

Anik Génier

Vice-President, Policy Operations and Outreach

Pam Hine

Vice-President, Housing Solutions (Multi-Unit)

Steffan Jones

Vice-President, Homeowner Business Transformation

Riaz Kara

Vice-President, Equity

Amélie Lecompte

Chief Information Officer

Neil Levecque

Vice-President, Operations (Multi-Unit)

Marie-Anna Murat

Vice-President, Communications and Marketing

Stéphane Poulin

Vice-President, Data, Research and Insight

Camille Ringrose

Deputy Chief Risk Officer

Patricia Roset-Zuppa

Vice-President, Policy Development

Carla Staresina

Vice-President, Risk Management, Strategy and Products

Debbie Stewart

Vice-President, Innovation and Partnerships

Mark Young

General Counsel

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Glossary

Non-IFRS financial measures

We use a number of financial measures to assess our performance. Some are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meaning that would ensure consistency and comparability with other institutions.

Arrears rate: The ratio (expressed as a percentage) of all loans that are typically more than 90 days past due to the number of outstanding insured loans.

Borrower defaults: Defaults from the mortgage insurance business occur when a borrower has missed the equivalent of at least one payment as at the reporting date.

Capital available to capital required: Under the mortgage funding activity, the ratio (expressed as a percentage) of capital available to capital required where capital required is calculated by applying risk factors to asset and liability exposures using a framework developed in accordance with both regulatory and economic capital principles.

Capital available to minimum capital required: Under the mortgage insurance activity, the ratio (expressed as a percentage) of capital available to minimum capital required where capital available is calculated as total equity adjusted for assets with a capital requirement of 100% and minimum capital required is calculated by applying risk factors to investment asset and liability exposures in accordance with guidelines established by the Office of the Superintendent of Financial Institutions.

Combined ratio: This ratio is the combination of loss ratio and operating expense ratio.

Guarantees-in-force: The total guarantees related to the timely payment of principal and interest of National Housing Act Mortgage-Backed Securities for investors in securities issued by approved issuers on the basis of housing loans through the National Housing Act Mortgage-Backed Securities program and the Canada Mortgage Bonds issued by the Canada Housing Trust.

Insurance-in-force: The total amount of outstanding loan balances covered by mortgage insurance policies at a specific period in time.

Loss ratio: The ratio (expressed as a percentage) of the insurance claims incurred during the period to the premiums and fees earned in the period in the mortgage insurance activity.

Main estimates: The main estimates present the government’s spending plans for each federal organization and provide items that will be included in an appropriation bill.

Minimum Capital Test (MCT): The minimum capital required calculated by applying risk factors to the mortgage insurance activity’s assets and liabilities using a defined methodology prescribed by the Office of the Superintendent of Financial Institutions.

Mortgage Insurance Capital Adequacy Test (MICAT): The minimum capital required calculated by applying a risk-based formula defined in OSFI’s capital adequacy requirements guideline for Canadian mortgage insurance companies.

Operating budget ratio: The ratio (expressed as a percentage) of operating budget expenses for all of CMHC’s activities (excluding Canada Housing Trust) during the period to premiums, fees, guarantee and application fees received, net interest income from lending programs and normalized government funding.

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Operating expense ratio: Mortgage insurance activity: the ratio (expressed as a percentage) of operating expenses during the period to premiums and fees earned during the period for the mortgage insurance activity. Mortgage funding activity: the ratio (expressed as a percentage) of operating expenses during the period, exclusive of those related to the administration of the covered bond legal framework, to guarantee fees earned during the period.

Return on equity: The annualized net income divided by the average of the beginning and ending equity for the period, used to highlight operating performance.

Return on required equity: The annualized net income, adjusted to remove investment income earned on capital in excess of capital required, divided by the average required capital for the period.

Severity ratio: The ratio (expressed as a percentage) of insurance claims to the original insured loan amount for the claims paid in the period.

Other glossary terms

Affordability/Affordable Housing: In Canada, housing is considered “affordable” if it costs less than 30% of a household’s before-tax income. Affordable housing can include housing provided by the private, public and non-profit sectors. It also includes all forms of housing tenure: rental, ownership and co-operative ownership, as well as temporary and permanent housing.

Approved issuer: A business organization, which, having met the criteria established by CMHC, is approved to issue and administer guaranteed National Housing Act Mortgage-Backed Securities.

Approved lender: A lending institution designated as an approved lender by CMHC under the National Housing Act. Only approved lenders may qualify for CMHC loan insurance.

Canada Housing Trust: The Canada Housing Trust is a special purpose trust that acquires interests in eligible insured housing loans, such as National Housing Act Mortgage-Backed Securities, and issues Canada Mortgage Bonds. The Canada Housing Trust also purchases highly rated investments and undertakes certain related financial hedging activities. We consolidate the accounts of Canada Housing Trust with our mortgage funding activity. Canada Housing Trust’s assets and liabilities are neither owned by nor held for our benefit. The beneficiaries of the trust, after payment of all obligations, are one or more charitable organizations.

Committed: Committed refers to funding earmarked to support the building or repair of units of whose formal project agreement is still subject to final approvals and conditions; as well as funding for which a formal loan agreement is duly executed and a binding agreement is reached to provide credit under pre-specified terms and conditions.

Core housing need: A household is said to be in “core housing need” if its housing falls below at least one of the adequacy, affordability or suitability standards and it would have to spend 30% or more of its total before-tax income to pay the median rent of alternative local housing that is acceptable (meets all three housing standards):

1.	Adequate housing is reported by their residents as not requiring any major repairs.

2.	Affordable housing has shelter costs equal to less than 30% of total before-tax household income.

3.	Suitable housing has enough bedrooms for the size and composition of resident households according to National Occupancy Standard (NOS) requirements.

Financial commitment: Achieved once a formal loan agreement is duly executed and a binding agreement to provide credit under pre-specified terms and conditions is reached.

Forgivable loan: A loan granted by the government or an organization, which the lender is committed to forgive if certain conditions are met by the borrower.

Gender-based Analysis Plus (GBA Plus): An analytical process that provides a rigorous method for assessing systemic inequalities, as well as a means to assess how diverse groups of women, men and gender diverse people may experience policies, programs and initiatives. The “plus” in GBA+ acknowledges that GBA+ is not just about differences between biological (sexes) and socio-cultural (genders). We all have multiple characteristics that intersect and contribute to

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who we are. GBA+ considers many other identity factors, such as race, ethnicity, religion, age, and mental or physical disability, and how the interaction between these factors influences the way we might experience government policies and initiatives.

Using GBA+ involves taking a gender- and diversity-sensitive approach to our work. Considering all intersecting identity factors as part of GBA+, not only sex and gender, is a Government of Canada commitment.

Home retrofits for energy efficiency: When you do an energy-efficiency retrofit on your building, you upgrade its energy-consuming systems. Retrofitting may involve improving or replacing lighting fixtures, ventilation systems or windows and doors, or adding insulation where it makes economic sense. It also means including energy efficiency measures in all your renovation and repair activities.

Housing programs expenses: All activities funded by the government under Assisted Housing and Market Analysis and Research activities.

Lending programs: Under the National Housing Act, and in support of Canada’s National Housing Strategy, we provide loans and contributions to federally subsidized social housing sponsors, First Nations, provinces, territories and municipalities as well as non-subsidized housing support loans. Our loan portfolio is comprised of a mix of renewable and non-renewable loans which may be on or off-reserve. Direct Lending is the current borrowing initiative we use to refinance our renewable loans as well as to finance new commitments on-reserve. These loans can be financed at lower interest rates due to our status as a federal Crown corporation. As such, we are able to lower the cost of government assistance required for social housing projects. Direct Lending is operated on a planned break-even basis.

Lived experience: The experience and knowledge gained through direct, first-hand involvement in everyday situations, events and interactions as a result of personally experiencing housing need or homelessness.

Physical risk: Effect of uncertainties related to severe and frequent extreme weather events, as well as chronic changes to the environment due to climate change (e.g., temperature increase, sea level rise), on the achievement of our strategic results.

Remote: Refers to a community that is either a long distance from larger settlements (population centres) or lacks transportation links that are typical in more populated areas. A population centre is defined as an area with a population of at least 1,000 and a density of 400 or more people per square kilometre.

Rural area: Refers to all land lying outside population centres and the people living within those areas.

Solutions Labs: These provide funding and expert solution lab consultants to help solve complex housing problems using innovation methods and tools. The goal is to develop world-leading solutions to housing problems that can contribute to the National Housing Strategy’s key priority areas. Teams with diverse experience and knowledge will outline and identify: the housing problem they wish to examine in the lab, their strategy to co-develop and test possible solutions, and a roadmap that communicates a clear path for solution uptake and replication.

Transition risk: Effect of uncertainties associated with efforts to move to a low-carbon economy including changes to current or future government policies, technological innovations and /or consumer and investor preferences and their impacts on the achievement of our strategic results.

United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP): The Declaration is a comprehensive statement addressing the human rights of Indigenous Peoples. It emphasizes the rights of Indigenous Peoples to live in dignity, to maintain and strengthen their own institutions, cultures and traditions, and to pursue their self-determined development, in keeping with their own needs and aspirations.

Vulnerable: People belonging, or perceived to belong, to groups that are in a disadvantaged position or marginalized are often referred to as groups that are made vulnerable. In the case of the National Housing Strategy, priority groups currently defined as vulnerable include survivors (especially women and children) fleeing domestic violence, seniors, Indigenous Peoples, people with disabilities, those dealing with mental health and addiction issues, veterans, 2SLGBTQIA+, racialized groups, newcomers (including refugees), individuals and families experiencing homelessness, and young adults.

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Historical Information

	Actual

(in millions, unless otherwise indicated)	2022	2021	2020	2019[4]	2018

Consolidated Results

Total assets	297,671	300,357	300,970	276,259	263,876

Total liabilities	285,704	287,147	284,395	261,646	248,995

Total equity of Canada	11,967	13,210	16,575	14,613	14,881

Total revenues and government funding	6,121	6,296	7,951	4,716	4,823

Total expenses (including income taxes)	4,435	4,372	6,289	3,136	3,406

Net income	1,686	1,924	1,662	1,580	1,417

Operating budget ratio	11.6%	9.6%	9.6%	15.6%	14.4%

Assisted Housing

Government funding	3,408	3,668	4,892	2,039	2,336

Net income (loss)	140	91	68	42	26

Total equity of Canada	846	569	332	302	291

Mortgage Insurance

Insurance-in-force ($ billion)[2]	399	401	431	429	448

Total insured volumes[1]	66,322	56,525	76,845	50,465	47,733

Premiums and fees received	1,675	1,802	2,009	1,549	1,445

Premiums and fees earned	1,427	1,399	1,372	1,429	1,426

Claims paid	64	139	140	236	242

Insurance claims expense	78	(317)	472	191	210

Net income	973	1,285	1,062	1,096	1,008

Arrears rate	0.25%	0.28%	0.34%	0.31%	0.29%

Loss ratio	5.5%	(22.7)%	34.4%	13.4%	14.7%

Operating expense ratio	21.1%	23.2%	22.7%	21.8%	22.3%

Combined ratio	26.6%	0.5%	57.1%	35.2%	37.0%

Severity ratio	29.6%	31.7%	30.5%	31.1%	31.9%

Return on equity	9.3%	10.3%	8.4%	9.1%	7.4%

Return on required equity	10.6%	14.8%	10.5%	10.6%	8.3%

Capital available to minimum capital required (% MICAT)[3]	175%	213%	234%	195%	168%

% Estimated outstanding Canadian residential mortgages with CMHC insurance coverage ($)	19.2%	24.1%	26.2%	26.4%	29.1%

Mortgage Funding

Guarantees-in-force ($ billion)[2]	471	461	489	493	488

Annual securities guaranteed ($ billion)	187	184	225	174	167

Guarantee and application fees received	962	1,008	904	664	649

Guarantee and application fees earned	756	716	667	582	483

Net income	556	545	530	464	372

Operating expense ratio	7.5%	8.2%	8.3%	9.3%	9.5%

Return on equity	39.0%	24.6%	20.4%	19.4%	15.3%

Economic capital available to economic capital required[5]	149%	136%	176%	145%	150%

% Estimated outstanding Canadian residential mortgages with CMHC securitization guarantee ($)	22.9%	24.1%	29.5%	30.6%	31.9%

[1]	Total insured volumes include portfolio substitutions.

[2]	Our total exposure is less than the sum of these figures because we insure a portion of the instruments included in guarantees-in-force.

[3]	We implemented the Mortgage Insurer Capital Adequacy Test (MICAT) guideline in 2019. Prior years were prepared in accordance with the Minimum Capital Test (MCT).

[4]	We implemented IFRS 16 Leases in 2019. Prior years were prepared in accordance with IAS 17 and related interpretations.

[5]

Prior to implementing the updated economic capital methodology for Mortgage Funding on 25 November 2020, this ratio was calculated using the Capital Floor methodology when determining the required capital.

2022 Annual Report	172

70070 20221206-004    CMHC.ca

Alternative text

and data for figures

Monthly shelter expenditures if buying a home at the average MLS® price as a % of average household disposable income

%	British Columbia	Ontario	Canada	Quebec	Alberta

1990 Q2	55.6	56.9	51.8	43.4	38.9

1990 Q3	55.8	57.8	52.5	44.0	39.3

1990 Q4	54.4	55.8	50.8	42.7	37.6

1991 Q1	51.0	52.4	48.4	41.0	35.6

1991 Q2	49.6	50.6	47.9	39.7	34.7

1991 Q3	50.9	49.7	47.7	39.9	34.9

1991 Q4	49.5	46.6	45.3	38.6	33.7

1992 Q1	48.4	44.1	43.6	37.2	32.6

1992 Q2	50.1	43.7	44.0	37.3	32.6

1992 Q3	49.3	42.1	42.9	36.0	31.6

1992 Q4	49.7	41.2	42.6	35.6	31.5

1993 Q1	52.0	41.3	43.3	36.1	31.9

1993 Q2	52.5	40.4	42.7	35.3	31.6

1993 Q3	52.2	39.7	42.1	34.9	31.6

1993 Q4	51.0	38.8	40.9	34.1	30.8

1994 Q1	49.9	38.0	40.3	33.2	30.0

1994 Q2	54.2	40.6	43.1	35.0	31.7

1994 Q3	60.7	43.7	46.4	37.1	33.4

1994 Q4	62.1	43.6	46.5	37.1	33.3

1995 Q1	62.0	43.2	45.8	36.9	33.2

1995 Q2	57.9	41.5	43.3	35.4	32.0

1995 Q3	53.0	39.5	41.3	34.0	30.9

1995 Q4	52.8	38.9	41.0	33.3	30.7

1996 Q1	51.0	37.5	39.4	32.1	29.8

1996 Q2	50.5	37.0	39.0	32.2	29.6

1996 Q3	51.0	37.4	39.5	32.7	29.5

1996 Q4	48.3	36.0	37.8	31.6	28.2

1997 Q1	46.9	35.0	36.8	30.9	27.7

	(continued)

%	British Columbia	Ontario	Canada	Quebec	Alberta

1997 Q2	47.6	35.6	37.3	31.5	28.2

1997 Q3	46.9	35.8	37.0	31.3	28.1

1997 Q4	45.7	35.1	36.2	31.0	27.7

1998 Q1	45.7	34.8	36.0	31.2	28.1

1998 Q2	45.7	35.3	36.1	31.4	28.7

1998 Q3	45.1	35.5	36.0	31.6	28.9

1998 Q4	43.9	34.8	35.4	31.2	28.5

1999 Q1	43.2	33.9	34.7	30.7	28.2

1999 Q2	43.8	34.0	35.0	30.8	28.4

1999 Q3	44.8	35.0	35.8	31.2	28.8

1999 Q4	46.4	36.1	36.9	32.0	29.6

2000 Q1	48.1	37.1	37.7	31.9	30.3

2000 Q2	48.4	37.3	37.7	31.3	30.4

2000 Q3	47.4	37.1	37.3	31.2	30.0

2000 Q4	46.1	36.8	36.9	30.9	29.4

2001 Q1	44.1	36.1	35.9	30.1	28.6

2001 Q2	43.1	35.6	35.3	29.5	28.0

2001 Q3	43.1	35.7	35.5	29.3	28.0

2001 Q4	42.2	35.3	35.1	29.1	27.7

2002 Q1	41.9	35.6	35.1	29.1	27.7

2002 Q2	42.8	36.5	36.0	30.0	28.5

2002 Q3	42.8	36.8	36.4	30.7	29.0

2002 Q4	42.2	36.7	36.2	30.6	29.0

2003 Q1	42.0	36.8	36.3	30.9	29.0

2003 Q2	41.4	36.4	36.0	31.0	28.7

2003 Q3	41.6	36.5	36.1	31.2	28.7

2003 Q4	43.3	37.3	37.1	32.1	29.0

2004 Q1	43.5	37.1	37.0	32.3	28.6

	(continued)

2022 Annual Report	A1

%	British Columbia	Ontario	Canada	Quebec	Alberta

2004 Q2	43.8	37.6	37.4	33.0	28.4

2004 Q3	44.8	38.7	38.1	34.0	28.8

2004 Q4	45.1	38.8	38.3	34.1	28.9

2005 Q1	45.4	38.9	38.5	34.1	28.9

2005 Q2	45.6	39.0	38.6	34.1	28.7

2005 Q3	46.6	38.8	38.7	34.0	28.4

2005 Q4	48.2	39.3	39.4	34.6	29.0

2006 Q1	50.0	40.2	40.6	35.4	30.7

2006 Q2	50.5	39.7	40.6	35.1	32.0

2006 Q3	49.3	38.2	39.4	34.1	32.4

2006 Q4	48.0	37.0	38.4	33.2	32.7

2007 Q1	47.6	37.0	38.6	33.1	33.9

2007 Q2	49.5	38.3	40.1	34.1	36.0

2007 Q3	52.8	39.6	41.9	35.3	38.1

2007 Q4	55.1	41.1	43.2	36.2	38.8

2008 Q1	55.7	41.1	43.1	36.5	38.7

2008 Q2	54.3	39.5	41.5	35.7	37.8

2008 Q3	51.2	38.3	39.6	35.0	36.3

2008 Q4	48.8	37.0	38.0	34.5	35.4

2009 Q1	45.4	34.7	35.6	32.9	33.2

2009 Q2	43.3	33.6	34.5	31.4	31.1

2009 Q3	45.5	34.9	36.1	31.9	31.8

2009 Q4	47.5	35.8	37.3	32.4	32.6

2010 Q1	47.3	35.9	37.0	32.5	32.3

2010 Q2	47.9	36.3	37.3	33.5	32.7

2010 Q3	48.6	36.1	37.2	33.8	32.6

2010 Q4	48.1	35.4	36.4	33.0	31.3

2011 Q1	49.9	35.9	37.2	33.1	31.1

2011 Q2	53.4	37.7	39.0	34.5	31.8

2011 Q3	53.2	38.4	39.1	35.0	31.7

2011 Q4	50.0	37.9	38.0	34.4	30.7

2012 Q1	48.2	37.7	37.4	34.2	30.1

2012 Q2	46.5	37.8	37.1	34.2	29.9

2012 Q3	46.5	38.6	37.7	35.3	30.5

2012 Q4	47.5	39.3	38.4	36.0	31.0

2013 Q1	47.6	39.6	38.5	35.8	31.1

2013 Q2	48.0	40.0	38.8	35.7	31.1

	(continued)

%	British Columbia	Ontario	Canada	Quebec	Alberta

2013 Q3	50.1	41.1	40.2	36.1	31.6

2013 Q4	53.5	43.2	42.4	37.2	32.8

2014 Q1	54.8	44.3	43.3	37.8	33.6

2014 Q2	53.8	44.4	43.1	37.7	33.7

2014 Q3	53.6	44.2	43.1	37.4	33.4

2014 Q4	54.4	44.3	43.3	37.2	33.4

2015 Q1	55.3	44.6	43.6	37.2	33.1

2015 Q2	56.4	45.3	44.3	37.1	33.0

2015 Q3	56.9	45.8	44.9	37.1	33.1

2015 Q4	59.1	45.9	45.6	37.0	33.2

2016 Q1	62.6	47.0	47.3	36.8	33.1

2016 Q2	62.5	48.8	48.3	36.7	33.2

2016 Q3	57.8	50.1	47.7	36.7	33.6

2016 Q4	54.7	51.2	47.1	36.8	33.9

2017 Q1	55.2	53.6	48.2	36.8	33.8

2017 Q2	55.3	51.8	47.2	35.7	32.7

2017 Q3	55.0	47.2	44.5	34.7	31.9

2017 Q4	56.1	47.4	44.9	35.5	32.1

2018 Q1	57.1	48.7	45.7	36.2	32.6

2018 Q2	57.2	48.7	45.3	36.7	32.9

2018 Q3	56.8	49.2	45.4	37.1	33.0

2018 Q4	56.1	50.0	45.5	37.4	32.9

2019 Q1	54.3	49.4	44.5	37.3	32.5

2019 Q2	51.9	48.2	43.2	36.4	31.8

2019 Q3	51.0	47.6	42.9	35.6	31.1

2019 Q4	51.5	47.8	43.2	35.4	30.8

2020 Q1	51.7	48.6	43.4	35.8	30.7

2020 Q2	50.6	47.7	42.1	36.0	30.2

2020 Q3	50.1	47.9	42.4	36.2	30.0

2020 Q4	49.9	48.9	43.4	36.3	30.1

2021 Q1	50.4	49.9	44.2	36.6	30.1

2021 Q2	52.9	52.4	46.4	37.7	30.8

2021 Q3	54.6	54.2	47.3	38.6	31.1

2021 Q4	56.9	56.9	48.6	39.7	31.3

2022 Q1	57.7	58.1	52.4	42.3	33.0

2022 Q2	62.1	62.3	55.7	46.5	35.4

2022 Q3	68.5	67.7	56.6	49.8	37.1

2022 Q4	68.8	68.1	56.6	50.5	38.0

2022 Annual Report	A2

Total Housing Starts, Canada

	Multi-unit	Single-detached

2018	146,783	66,631

2019	152,203	55,222

2020	158,754	60,123

2021	190,076	83,066

2022	189,703	72,846

An additional 3.5 million more homes above projections need to be built to restore housing affordability in Canada by 2030, especially in the least affordable provinces of Ontario and British-Columbia

	Housing supply required (in millions)	Target level of affordability in 2030 (in percentage)

Ontario	1.85	37%

Quebec	0.62	32%

BC	0.57	44%

Manitoba	0.26	30%

Saskatchewan	0.10	30%

Newfoundland	0.06	30%

Nova Scotia	0.05	31%

Alberta	0.02	30%

P.E.I.*	-	30%

New Brunswick*	-	30%

Source: CMHC Calculation.

*Data suppressed because of lower relative results.

Percentage in Flood Risk by Dwelling Type

Apartments (5+ Units)	Retirement/Nursing Home	Row homes	Other/Blank

3.1	4.0	2.4	3.8

2022 Annual Report	A3

Insured Outstanding Balance in Flood Risk calculated on an average per Unit basis by Province – as of March 31, 2022

Alta.	Man.	B.C.	Que.	Ont.	N.B.	Sask.	N.L.	N.S.

$122,812	$117,788	$105,415	$91,090	$76,656	$66,771	$62,784	$44,315	$38,593

Water Consumption

m3	2018	2019	2020	2021	2022

Baseline (year 2005)	38,591	38,591	38,591	38,591	38,591

Water (m3)	22,088	13,034	6,589	6,596	7,706

Water Consumption

Tonnes CO2	2018	2019	2020	2021	2022

Baseline (year 2005)	1,985.2	1,985.2	1,985.2	1,985.2	1,985.2

Scope 1	620.7	482	315.4	218.5	131.9

Scope 2	765.4	718.7	789.6	687.9	412.3

2022 Annual Report	A4